SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NEWS RELEASE

03 March 2021

PRUDENTIAL PLC FULL YEAR 2020 RESULTS

DOUBLE-DIGIT INCREASE IN ASIA ADJUSTED OPERATING PROFIT AND RECOVERY IN SALES IN H2 2020 CONFIRMATION OF PLANNED DEMERGER TIMETABLE FOR JACKSON

Performance highlights on a constant (and actual) exchange rate basis
●
Asia adjusted operating profit2 up 13 per cent (12 per cent) to $3.7 billion
●
Asia embedded value up 13 per cent3 to $44.2 billion
●
Asia 2020 full year APE sales4 down (28) per cent5 to $3.7 billion, with H2 APE sales4 20 per cent10 up on H1 2020
●
Pulse downloads around 20 million as of February 20216, with $211 million of sales referrals7 in 2020
●
Demerger of Jackson expected to complete in the second quarter of 2021 with bank finance now committed
●
Jackson local statutory RBC ratio8 347 per cent at 31 December 2020 in line with guidance
●
Central costs reduction of $180 million achieved with effect from 1 January 20219
●
Second interim ordinary dividend of 10.73 cents per share, making 16.10 cents per share for the full year
●
Considering raising equity of $2.5-3 billion through global offering to institutions and Hong Kong retail investors, after the demerger

Mike Wells, Prudential plc’s Group Chief Executive, said: “Facing challenging conditions, our people, working with our valued partners, have performed extraordinary feats during 2020, meeting the essential needs of our customers and communities, innovating with new services, and delivering on our long-term strategic priorities. With Covid-19 continuing to have a major impact on many of our markets, I would like to pay tribute to all my colleagues for their dedication.

“These efforts are reflected in our operational performance in Asia. Our agents and other distribution partners are employing virtual tools with ever-increasing confidence. APE sales4 in the second half of 2020 were 20 per cent10 higher than in the first half of the year. Overall, Asia APE sales4 fell by (28) per cent10 compared with 2019, largely as a result of a significant reduction in sales in Hong Kong, where the border with Mainland China was closed for much of 2020. Excluding Hong Kong, Asia APE sales4 were down just (6) per cent10 in 2020. New business profit11 was down for the year, reflecting sales interruption especially in the first half and in the higher-margin market of Hong Kong. During these uncertain times, the Asia results are a great achievement by our people and evidence of the high value that customers place on our services.

“Our digital transformation continues at pace, with downloads of Pulse, our health and wealth super-app, now around 20 million6, up from just over 1 million in early 2020. Pulse not only meets important social needs by making good healthcare more accessible, but has helped generate APE sales4,7 of $211 million in 2020, substantially through referrals to agents.

“The high quality of our in-force business, combined with the continued loyalty of our existing customers, have supported a double-digit rise in adjusted operating profit2 in Asia, up 13 per cent10 to $3.7 billion. Operating free surplus generation12 is up 8 per cent10 in Asia to $1.9 billion.

“Jackson, our US business, delivered a 13 per cent increase in variable annuity sales during 2020, which helped it maintain its leading position in the US retail market13. This was more than offset by lower institutional sales and lower sales of fixed and fixed index annuity sales, as anticipated, following recent pricing actions. Overall, Jackson APE sales4 fell by (13) per cent to $1,923 million in 2020. US adjusted operating profit1,2 was down (9) per cent compared with the prior year.

“We are making good progress on the proposed separation of Jackson from the Group. Committed term loan facilities are in place to ensure Jackson has certainty that its targeted level of debt will be in place at the time of the demerger, and we continue to expect to complete the demerger in the second quarter of 2021, subject to shareholder and regulatory approvals. We expect Jackson, under the new management team led by Laura Prieskorn, to pursue a focused strategy which prioritises optimisation and stability of capital resources while protecting franchise value.

“The proposed demerger will complete Prudential’s structural shift from a diversified global group to a growth business focusing exclusively on the unmet health, financial protection and savings needs of people in Asia and Africa. In order to enhance financial flexibility and de-lever the balance sheet, Prudential is considering raising new equity of around $2.5-3 billion following the completion of the Jackson demerger. Our preferred route is a fully marketed global offering to institutional investors concurrent with a public offering in Hong Kong to retail investors. As an Asia focused company, the Group believes there are clear benefits from increasing both its Asian shareholder base and the liquidity of its shares in Hong Kong. The allocation of any offering will take into account a number of criteria including the interests of existing shareholders.

“We have a resilient capital position, with a Group LCSM surplus14 of $11.0 billion, equivalent to a cover ratio of 328 per cent.

“While Covid-19 will continue to create social disruption and market volatility during 2021, the past year has proven our ability to operate successfully in the pandemic environment, and in various markets where social distancing rules are starting to be relaxed we are seeing a recovery in activity. Over the longer term, the rising prosperity of people in Asia and Africa, the scale of the unmet need for the services we provide, our leadership positions in our chosen markets and our ability to innovate at scale all give us confidence that we can continue to outperform.”
Summary financials	2020 $m	2019 $m	Change on AER basis	Change on CER basis
Life new business profit from continuing operations11	2,802	4,405	(36)%	(37)%
Operating free surplus generated from continuing operations12	2,886	2,861	1%	1%
Adjusted operating profit from continuing operations1,2	5,507	5,310	4%	4%
IFRS profit after tax from continuing operations1,15	2,185	1,953	12%	12%

	31 December 2020		31 December 2019
	Total	Per share	Total	Per share
EEV shareholders’ funds	$54.0bn	2,070¢	$54.7bn	2,103¢
IFRS shareholders’ funds	$20.9bn	800¢	$19.5bn	749¢
LCSM shareholder surplus over Group minimum capital requirement14	$11.0bn	n/a	$9.5bn	n/a

Notes
1
Attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document.
2
In this press release ‘adjusted operating profit’ refers to adjusted IFRS operating profit based on longer-term investment returns from continuing operations. This alternative performance measure is reconciled to IFRS profit for the year in note B1.1 of the IFRS financial statements.
3
On an actual exchange rate basis.
4
APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial statements. See note II of the Additional unaudited financial information for further explanation.
5
On both constant and actual exchange rate bases.
6
As of 22 February 2021.
7
APE sales substantially from full-premium products sold through referrals to agents and a small amount of revenue from 37 new digital products.
8
Representing the RBC ratio of Jackson National Life that reflects the capital and capital requirements of Jackson National Life and its subsidiaries, including Jackson National Life NY.
9
Approximately half of the corporate expenditure is incurred in sterling and our assumptions forecast an exchange rate of £1=$1.2599. As compared with head office expenditure of $(490) million in 2018 and before a planned $10 million increase in Africa costs as previously disclosed.
10
Year-on-year percentage increases are stated on a constant exchange rate basis unless otherwise stated.
11
New business profit, on a post-tax basis, on business sold in the year, calculated in accordance with EEV Principles.
12
Operating free surplus generated from insurance and asset management operations. For insurance operations, operating free surplus generated represents amounts maturing from the in-force business during the year less investment in new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the year. Further information is set out in ‘movement in Group free surplus’ of the EEV basis results.
13
LIMRA: through the third quarter of 2020, Jackson accounted for 16.5% of new sales in the U.S. retail variable annuity market and ranked number 1 in variable annuity sales.
14
Shareholder surplus over Group minimum capital requirement and estimated before allowing for second interim ordinary dividend. Shareholder business excludes the available capital and minimum requirement of participating business in Hong Kong, Singapore and Malaysia. Further information on the basis of calculation of the LCSM measure is contained in note I(i) of the Additional unaudited financial information.
15
IFRS profit after tax from continuing operations reflects the combined effects of operating results determined on the basis of longer-term investment returns, together with short-term investment variances which for 2020 were driven by the negative effects in the US and Asia, and gains arising on the reinsurance of fixed and fixed index annuity business in the US and other corporate transactions.

Contact:

Media		Investors/analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

Notes to editors:
a.
The results in this announcement are prepared on two bases: International Financial Reporting Standards (IFRS) and European Embedded Value (EEV). The results prepared under IFRS form the basis of the Group’s statutory financial statements. The supplementary EEV basis results have been prepared in accordance with the amended European Embedded Value Principles issued by the European Insurance CFO Forum in 2016. The Group’s EEV basis results are stated on a post-tax basis and include the post-tax IFRS basis results of the Group’s asset management and other operations. The IFRS and EEV results are presented in US dollars and the basis of translation is discussed in note A1 of the IFRS financial statements. Period-on-period percentage increases are stated on a constant exchange rate basis unless otherwise stated. Constant exchange rates are calculated by translating prior period results using the current period foreign exchange rate ie current period average rates for the income statement and current period closing rates for the balance sheet.

b.
EEV and adjusted IFRS operating profit based on longer-term investment returns are stated after excluding the effect of short-term fluctuations in investment returns against long-term assumptions, which for IFRS in 2020 were driven by the negative effects in the US and Asia, and gains arising on the reinsurance of fixed and fixed index annuity business in the US and other corporate transactions. Furthermore, for EEV basis results, operating profit based on longer-term investment returns excludes the effect of changes in economic assumptions and the mark-to-market value movement on core borrowings. Separately on the IFRS basis, adjusted operating profit also excludes amortisation of accounting adjustments arising principally on the acquisition of REALIC completed in 2012. The amounts shown are for continuing operations only (being Asia, US and central operations including Africa but excluding M&G plc) unless otherwise stated.

c.
Total number of Prudential plc shares in issue as at 31 December 2020 was 2,609,489,702.

d.
We expect to announce our 2020 Full Year Results to the London Stock Exchange at 8.30am (UK time) on Wednesday, 3 March 2021.

A pre-recorded presentation for analysts and investors will be available on-demand from 8.30am (UK time) using the following link: https://www.investis-live.com/prudential/6025193f49aa2a0e00f067f3/thsd A copy of the script used in the recorded video will also be available from 8.30am (UK time) on 3 March 2021 on Prudential plc's website.

A Q&A call for analysts and investors will be held on the same day at 11.30am (UK time).

Registration to a "listen in" only and online question facility
       To register to listen into the conference call and submit questions online, please do so via the following link: https://www.investis-live.com/prudential/6005aa669a138810004417eb/omna The call will be available to replay afterwards using the same            link.

Dial-in details
        A dial-in facility will be available to listen to the call and ask questions: please allow 15 minutes ahead of the start time to join the call (lines open half an hour before the call is due to start, ie from 11.00am (UK time)).

Dial-in: +44 (0) 20 3936 2999 (UK and international) / 0800 640 6441 (Freephone UK), Participant access code: 085909. Once participants have entered this code their name and company details will be taken.

Transcript
        Following the call a transcript will be published on the results and business updates centre page of Prudential plc's website on 5 March 2021.

Playback facility
       Please use the following for a playback facility: +44 (0) 20 3936 3001 (UK and international), replay code 901333. This will be available from approximately 3.00pm (UK time) on 3 March 2021 until 11.59pm (UK time) on 17 March 2021.

e.
2020 Second interim ordinary dividend
Ex-dividend date	25 March 2021 (UK, Hong Kong and Singapore)
Record date	26 March 2021
Payment of dividend	14 May 2021 (UK, Hong Kong and ADR holders) On or about 21 May 2021 (Singapore)

f.
About Prudential plc
Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps people get the most out of life through life and health insurance, and retirement and asset management solutions. Prudential plc has more than 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

g.
Discontinued operations
Throughout this results announcement ‘discontinued operations’ refers to the demerged UK and Europe operations (referred to as M&G plc). All amounts presented refer to continuing operations unless otherwise stated, which reflect the Group following the demerger of M&G plc in the fourth quarter of 2019, and do not give effect to the proposed demerger of Jackson.

h.
Regulatory disclosures
Pursuant to Practice Note 15 (“PN15”) to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), the Hong Kong Stock Exchange has confirmed that Prudential may proceed with the proposed demerger of Jackson.

Jackson is progressing the registration process with the U.S. Securities and Exchange Commission (“SEC”) in connection with the proposed demerger. The proposed demerger is subject, among other things, to a registration statement under the Securities Exchange of 1934 being declared effective by the SEC.

In accordance with the requirements of paragraph 3(f) of PN15, Prudential proposes to give due regard to the interests of its shareholders by providing qualifying shareholders with an assured entitlement to shares in Jackson by way of a distribution in specie of shares in Jackson (or cash alternative under certain circumstances) in proportion to their respective shareholdings in Prudential, if the proposed demerger proceeds. Details of the terms of the distribution in specie have not yet been finalised, and will be announced by Prudential in due course. As the demerger will be implemented by way of a distribution in specie of shares in Jackson by Prudential, the demerger will not constitute a transaction for Prudential under Chapter 14 of the Hong Kong Listing Rules.

i.
Forward-Looking Statements
This announcement may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its and Jackson’s future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words 'may', 'will', 'should', 'continue', 'aims', 'estimates', 'projects', 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates', and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty.

A number of important factors could cause Prudential's and Jackson’s actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statement to differ materially from those indicated in such forward-looking statement. Such factors include, but are not limited to, the ability to complete the proposed demerger of Jackson Financial Inc. on the anticipated timeframe or at all; the ability of the management of Jackson Financial Inc. and its group to deliver on its business plan post-separation; the impact of the current Covid-19 pandemic, including adverse financial market and liquidity impacts, responses and actions taken by regulators and supervisors, the impact to sales, claims and assumptions and increased product lapses, disruption to Prudential’s operations (and those of its suppliers and partners), risks associated with new sales processes and information security risks; future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the impact of economic uncertainty, asset valuation impacts from the transition to a lower carbon economy, derivative instruments not effectively hedging exposures arising from product guarantees, inflation and deflation and the performance of financial markets generally; global political uncertainties, including the potential for increased friction in cross-border trade and the exercise of executive powers to restrict trade, financial transactions, capital movements and/or investment; the policies and actions of regulatory authorities, including, in particular, the policies and actions of the Hong Kong Insurance Authority, as Prudential's Group-wide supervisor, as well as new government initiatives generally; given its designation as an Internationally Active Insurance Group (“IAIG”), the impact on Prudential of systemic risk and other group supervision policy standards adopted by the International Association of Insurance Supervisors; the impact of competition and fast-paced technological change; the effect on Prudential's business and results from, in particular, mortality and morbidity trends, lapse rates and policy renewal rates; the physical, social and financial impacts of climate change and global health crises on Prudential's business and operations; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of internal transformation projects and other strategic actions failing to meet their objectives; the effectiveness of reinsurance for Prudential’s businesses; the risk that Prudential's operational resilience (or that of its suppliers and partners) may prove to be inadequate, including in relation to operational disruption due to external events; disruption to the availability, confidentiality or integrity of Prudential's information technology, digital systems and data (or those of its suppliers and partners); any ongoing impact on Prudential of the demerger of M&G plc and, if and when completed, the demerger of Jackson Financial Inc.; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; the impact of legal and regulatory actions, investigations and disputes; and the impact of not adequately responding to environmental, social and governance issues. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results of the entity referred to in any forward-looking statements to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk Factors' heading of this document.

Any forward-looking statements contained in this announcement speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this announcement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

j.
Cautionary Statements
This announcement does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any securities in any jurisdiction nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor.

Group Chief Executive’s report

Like all businesses, we faced new and unexpected challenges throughout 2020, but I am pleased to say that, thanks to the dedication of our people, we made considerable progress on all fronts. We are well placed to weather the continuing effects of Covid-19 and to deliver for our customers and shareholders over the longer term. Our wide range of innovative products, diverse and flexible approach to distribution, and relentless focus on operating efficiency enabled us to continue to operate profitably, and at the same time continue to invest heavily in organic and inorganic growth initiatives.

In 2020 we focused on three areas of activity. First, we have been meeting the urgent needs of our customers, colleagues and communities in light of the pandemic. Second, we advanced the pace and the extent of our plans in delivering more digitally enabled, scalable operations, and equipping us with the tools necessary for continued success in the future. This had the effect of enabling us to execute effectively during lockdown restrictions. Third, we accelerated the structural repositioning of the Group, in particular enlarging our footprint in the Asian markets with the most attractive structural opportunities, and working at pace towards the proposed separation of our US business, Jackson.

Supporting stakeholders through the pandemic

We have been working hard to support all our stakeholders throughout the year. For our customers, for our colleagues and distributors, and for the communities in which we work, we have introduced a range of innovative measures to both deal with the impact of the virus and provide the means for them to emerge in a stronger position once the effect of the virus has subsided.

For our customers, we have put in place measures to increase coverage during this difficult time and to mitigate financial stress resulting from the virus. In most of our markets we introduced free limited-time Covid-19 cover, and we made improvements to our offerings throughout the year, including providing cash relief upon diagnosis and hospitalisation, and paying out on death.

We have enabled our colleagues around the world to work remotely and have undertaken a number of new initiatives to find out about and respond to their concerns, in particular managing the risk of mental and physical health challenges of staff and their families. During the course of the year, we have ensured that our people working from home have had the necessary equipment and support to do their work safely and comfortably. With disruption to working patterns continuing into 2021, we are taking further measures to help colleagues manage the longer-term psychological strains of remote working by providing as much flexibility as possible, and offering sessions and support for psychological and physical wellbeing.

We also took a number of key steps throughout the year to support our distributors through the challenges presented by Covid-19. To support our agents, we worked with regulators in 2020 to virtualise the sales process, and 28 per cent of agency new cases since April 2020, where we focused our efforts initially, together with 27 per cent of bancassurance new cases since July 2020, have been made virtually. This compares with very low amounts in prior years. Our Mainland China joint venture, CITIC-Prudential, went a step further by creating a virtual reality ‘meeting room’ where clients can purchase our products.

In the communities in which we work, we launched a number of initiatives to provide support through the challenges of Covid-19 and beyond. In May we launched the Prudential Covid-19 Relief Fund to provide financial support for communities and for the volunteering efforts of our people in Asia, the US and Africa. The fund is being distributed among our markets around the world to support charitable and community projects tackling the immediate impact of the pandemic and its social and economic consequences.

Delivering on long-term strategic goals

We have had two key strategic objectives in 2020. The first has been to deliver the proposed separation of our US business, Jackson. The second has been to enable our shareholders to benefit to the maximum extent from the health, financial protection and savings opportunities in our chosen markets in Asia and Africa, while ensuring that we deliver more digitally enabled, scalable operations in those regions to position us well for future success.

In the US we are now able to provide clarity on the path and timing of Jackson’s proposed separation. In January 2021 the Group announced an update on Jackson’s capital position and that it had decided to pursue the separation of Jackson from the Group through a demerger, whereby shares in Jackson would be distributed to Prudential shareholders. Subject to shareholder and regulatory approvals, the planned demerger is expected to complete in the second quarter of 2021, and would lead to a significantly earlier separation of Jackson from the Group than would have been possible through a minority IPO and future sell-downs, which from market precedent may have lasted until 2023. This accelerated process will complete Prudential’s structural shift from a diversified global group to a growth business focusing exclusively on the unmet health, financial protection and savings needs of people in Asia and Africa.

In order to accelerate de-levering during 2021 through the redemption of existing high coupon debt, Prudential is considering raising new equity of around $2.5-3 billion. Such a transaction, if executed, would maintain and enhance the Group’s financial flexibility in light of the breadth of the opportunities to invest in growth and aim to increase the Group’s investor base in Asia. Prudential believes that there are clear benefits to the Group, as an Asian focused company, of increasing its institutional ownership in Asia and enhancing the liquidity of its ordinary shares in Hong Kong. As a result, its preference is to raise new equity through a fully marketed global offering to institutional investors concurrent with a public offering in Hong Kong to retail investors, to be undertaken after the Jackson demerger, subject to market conditions. The Group has held discussions with shareholders and the allocation of any offering will take into account a number of criteria including the interests of existing shareholders and the strategic benefits of enhancing its shareholder base and liquidity in Hong Kong. The Group believes that there is potential for substantial value creation for all shareholders through the transformation of Prudential into a business purely focussed on profitable growth in Asia and Africa.

Prudential is planning to retain a 19.9 per cent non-controlling interest in Jackson1 at the point of demerger, which will be reported within our IFRS balance sheet as a financial investment at fair value. Subject to market conditions, we intend to monetise a portion of this investment to support investment in Asia within 12 months of the planned demerger, such that the Group would own less than 10 per cent at the end of such period.

At the point of proposed separation and subject to market conditions, Jackson expects to have an RBC ratio2 in excess of 450 per cent and Total Financial Leverage3 in the range of 25 to 30 per cent. Jackson expects to achieve this level of RBC at the point of separation by contributing proceeds of debt and any hybrid capital raising to its regulated insurance subsidiaries. As a result, we do not expect that Prudential will receive a pre-separation dividend from Jackson.

Following the planned demerger, Jackson intends to pursue a focused strategy that prioritises optimisation and stability of capital resources while protecting franchise value. Jackson’s financial goals as a standalone company will be designed to maintain a resilient balance sheet in order to provide shareholders with stable capital returns and profitable growth over the long-term.

In Asia, our focus is on strengthening our footprint in our key strategic markets, building our distribution and product range, and accelerating the digitalisation of our platform. Our businesses in Asia are aligned with supportive structural trends in the region, in particular rising prosperity and ageing populations, which are leading to significant and growing protection and savings gaps.

We have built top-three positions in nine Asian life insurance markets, and we have significant upside potential in the region’s two largest markets, China and India. In Mainland China, our branch network with our local partner CITIC now covers 77 per cent of the country’s 1.4 billion people4, and we see a broad range of opportunities to participate more deeply in that market. In India the businesses continue to develop, with our life business recording a 17 per cent rise in health and protection APE sales and our asset management business increasing funds under management5 by 6 per cent to $26.9 billion20. At 31 December 2020, our investment in ICICI Prudential Life Insurance was valued at $2.2 billion, in excess of the amount at which it is recorded in our IFRS and EEV financial statements.

Across our Asian markets, our comprehensive distribution network allows consumers to access our services how, where and when they choose. Our network of around 600,000 agents6 is growing ever more skilled and productive. Agent recruits7 in Asia (excluding India) rose 4 per cent in the year, and the number of agents qualifying for elite MDRT status doubled to more than 13,200. Our agent management has moved online across all markets, enhancing the effectiveness of agent communication and operation, and expanding sales capacity, with the number of cases per active agent7 increasing by 8 per cent in 2020 from the prior year.

We have access to around 20,000 bank branches and are working closely with our partner banks to develop their online offerings. In 2020, we entered into a major strategic partnership with TMB Bank in Thailand and also began new relationships with banks in Vietnam, Laos, Cambodia and Ghana. We are also developing new distribution channels through our digital partnerships, including OVO, Indonesia’s leading mobile payments platform, and The1, Thailand’s largest loyalty platform.

The services we offer are equally broad. We meet the needs of everyone from affluent families looking for sophisticated financial advice to people considering saving and financial protection for the first time. Across Asia we have seen a heightened need for the health and protection products that we provide, due to the Covid-19 pandemic. In a survey, 58 per cent of consumers in our Asian markets stated that they were interested in products with value-added services, with 46 per cent of customers searching for new insurance products8. This has been converted into an increase in the proportions of APE sales represented by health and protection products in seven of our Asian markets.

We have East Asia’s number-one Islamic life insurance business, which saw a 49 per cent growth in new policies in 2020, contributing to a 14 per cent growth in APE sales for these products in Malaysia and Indonesia combined. Malaysia Takaful is the leader in its market, with a 32 per cent share of the market in 2020, as is our sharia business in Indonesia, which has the largest Muslim population of any country9, with a 35 per cent share of the sharia-compliant market. Our Business at Pulse (formerly PruWorks) proposition, which serves small and medium-sized enterprises, continues to develop, driving APE sales from group business up 17 per cent in 2020.

Our Asia asset manager, Eastspring, manages $247.8 billion in assets across 11 markets in Asia, and is a top-10 asset manager in seven of those markets. Eastspring has a broad product set and an unrivalled ability to serve the needs both of Asian savers and global investors seeking access to Asian opportunities, and we continue to diversify the product set.

Our investment in Africa gives us exposure to a growing, under-served continent whose population is expected to double to more than 2 billion people by 2050.

The pace of our innovation continues to accelerate, and that is translating into improved operational performance. In 2020, we launched or revamped 175 products10 across our markets, contributing 20 per cent of APE sales. Of these, more than 115 were traditional and health and protection products, including Anxin, our digital health and protection solution for the China market, with 165,000 policies sold in 2020, around 50 per cent of them to new customers. In Indonesia several new launches of simplified standalone protection products saw their contribution rise to 37 per cent of APE, up from 8 per cent in 2019, which drove an overall increase in total new cases sold in 2020 of 12 per cent.

We have significant investment appetite in Asia and Africa that is based on the absolute size and demographic characteristics of each economy and our ability to build competitive advantage, leveraging our scale and expertise. While we will continue to build on our leading positions in Hong Kong and ASEAN, we see the greatest opportunities in the largest economies of China, India, Indonesia and Thailand. We expect this strategy to deliver profitable and sustainable compounding growth and high risk-adjusted returns for shareholders. Accordingly, our dividend policy announced in August reflects a rebalancing of capital allocation from cash dividends to reinvestment of capital into the Asia business.

Following the proposed separation of Jackson, our focus on Asia and Africa will support long-term delivery of future shareholder returns through value appreciation, with a focus on achieving sustained double-digit growth in embedded value per share. This will in turn be supported by the growth rates of new business profit, which are expected to substantially exceed GDP growth rates in the markets in which the post-demerger Prudential Group operates.

Pulse: building our digital capabilities

Our culture of innovation is exemplified by Pulse, our new digital platform, which is enhancing our digital capability across Asia and Africa.

The first iteration of the Pulse mobile app was launched in Malaysia in August 2019, with features focused on helping our customers – and the wider population – prevent and postpone ill-health. These initial services included an artificial intelligence-driven medical symptom checker, telemedicine and dengue fever alerts. Since then, Pulse has been launched in 11 languages across 11 Asian and four African markets. 58 per cent of Asian consumers desire access to healthcare value-added services8, such as virtual GP, and new features have continued to be added to Pulse on a weekly basis to meet this demand. Covid-19 has stimulated interest in the health features of Pulse, as both consumers and policymakers embrace the flexibility and accessibility offered by digital health solutions in a period when travel and face-to-face contact has been restricted. By February 2021, Pulse had been downloaded around 20 million times11. Sales referrals from Pulse to our agents in 2020, together with a small amount of revenue from bite-sized products sold directly on Pulse, translated into $211 million of APE sales12.

In 2021, as we continue to help customers become healthier, we intend to broaden our services to give greater support to people’s wealth needs.

Financial performance

Our financial performance during 2020 provides tangible evidence of how we are successfully executing our strategy.

At a Group level, overall adjusted IFRS operating profit based on longer-term investment returns13 (adjusted operating profit) for 2020 from our continuing operations was $5,507 million, 4 per cent higher than the prior year on a constant exchange rate basis, reflecting the continued growth of our Asia businesses, offset by lower US profits. Central expenses declined by 8 per cent, reflecting lower interest and head office costs. IFRS profit after tax from continuing operations13 was $2,185 million in 2020 (2019: $1,953 million on an actual exchange rate basis).

In Asia, in a challenging environment, our diversified, high-quality, recurring-premium business model enabled us to continue to grow value and scale, with our total Asia embedded value reaching $44.2 billion, an increase of 13 per cent compared with 2019, and more than doubling over the last five years. Adjusted operating profit was 13 per cent higher than 2019 on a constant exchange rate basis, driven by the resilience of our in-force life business and the rebound of the level of funds managed by our asset manager Eastspring in the second half of 2020.

The quality of our historic book of insurance business contributed to resilient in-force growth, with a 6 per cent increase in renewal premiums14 to $20.1 billion. The high level of renewal premiums is the result of the high level of regular-premium business we sell (representing 90 per cent of APE sales in 2020), the high mix of health and protection business, which formed 65 per cent of new business profit in the year, and a 90 per cent customer retention rate15. This contributed to life insurance adjusted operating profit in Asia growing by 14 per cent (on a constant exchange rate basis). The performance was broad-based, led by Hong Kong, up 20 per cent, with a further eight markets delivering double-digit growth.

Our Asia asset management business, Eastspring, saw total assets under management reach $247.8 billion, up 3 per cent from the end of 2019 and 13 per cent higher than 30 June 2020, on an actual exchange rate basis, with external net outflows moderating in the second half of year alongside improving equity markets. Eastspring’s funds under management also benefited from net inflows from internal Asia life funds of $8.5 billion during 2020, representing a continuing source of reliable funds flows to the Eastspring business and a structural strength of our business model. Overall, this helped the adjusted operating profit increase by 2 per cent compared with the prior year. Continued cost discipline helped maintain the cost/income ratio14 at 52 per cent.

Despite the continuing impact of the Covid-19 pandemic across our markets, we delivered a relatively resilient performance in respect of new business profit and APE sales. Outside Hong Kong, new business profit17 was (4) per cent lower, in line with a (6) per cent reduction in APE sales18. In Hong Kong, new business profit was down (62) per cent, with APE sales (63) per cent lower, largely as a result of the impact of Covid-19-related restrictions on cross-border sales. Overall, this led to a (28) per cent fall in Asia APE sales as compared with 2019. China, our third-largest market by APE sales, was a particular highlight, with bancassurance APE sales up by 34 per cent compared with 2019. Agency APE sales rebounded by 15 per cent in the second quarter as restrictions were lifted, and overall APE sales in the second half increased by 4 per cent compared with the same period in the prior year. New business profit in China increased 3 per cent to $269 million and new business profit margins strengthened. This was led by the agency force focus on protection products, which accounted for 53 per cent of sales from this channel and as a result agency channel margins16 climbed to 85 per cent (2019: 74 per cent).

The nature and timing of Covid-19-related disruption varied considerably across our markets. The ability of our franchise to grow as restrictions were lifted is evident from the sequential increase in APE sales in nine markets including Hong Kong, with the third-quarter total Asia APE sales above the second by 33 per cent, and the fourth quarter above the third by 18 per cent.

We continue to build our operations in Africa, with APE sales reaching $112 million, representing growth of 51 per cent. Our African businesses are progressing well with the adoption of our new digital sales management system, which has driven positive operating trends.

Jackson maintained its leading position in the US variable annuity market19, with new variable annuity APE sales up 13 per cent to $1,662 million, reflecting customer demand for Jackson’s products in this market and the breadth and expertise of its distribution force.

Jackson’s adjusted operating profit was $2,796 million (2019: $3,070 million), reflecting DAC adjustment effects and the expected reduction in spread-related earnings following the reinsurance contract with Athene in June 2020 and lower asset yields, partially offset by higher fee income from increased average account balances. Overall Jackson incurred a $(247) million post-tax loss (2019: loss of $(380) million), where the economic nature of our hedging programme, and the related accounting mismatches, alongside the exceptional equity volatility seen over the year, resulted in the recognition of losses on equity derivatives taken out as part of Jackson’s hedging programme.

Outlook

Throughout the Covid-19 crisis that dominated 2020, we demonstrated our ability to act at pace, our adaptability and the resilience of our underlying business. We will continue to apply these strengths as we move forward. With each cycle of lockdown and reopening, we have adopted varied responses depending on the local conditions, we have improved our agility as we have responded, and the strength of our business has remained apparent. We expect that vaccination programmes will be launched in a number of our markets in 2021, triggering a gradual return to more normal economic patterns. However, the pace of these programmes and their effect is likely to vary substantially and gives a degree of uncertainty over performance of the business in the short-term.

Our most significant market by new business profit and embedded value is Hong Kong. Sales to Mainland Chinese individuals in Hong Kong have been severely curtailed by the closure of the border with mainland China. There is at present unlikely to be a lifting of the border restrictions until the third quarter of 2021 at the earliest, but this depends on a number of factors. However, we believe there will continue to be demand from Mainland Chinese customers for the Hong Kong product suite once the border reopening occurs and we have been building on our existing product and digitalisation capabilities to continue to serve both these and domestic customers in the future. Since the second quarter of 2020 we have seen sequential quarterly increases in sales in Asia, but our continued success across all our markets will be dependent in part on government reaction to changes in the number and type of Covid-19 cases and the vaccine roll-out.

Nevertheless, we are confident that the demand for our products will continue to grow in line with the structural growth in our chosen markets, and that our expanding and increasingly digitalised distribution platforms will meet that demand.

That confidence in the future is underpinned by the clarity of our strategy for delivering long-term profitable growth. The Group aims to deliver outperformance by building leadership positions in the markets with the greatest scale, investing in people and innovating, and nurturing relationships with our key stakeholders.

If we execute successfully, the outcome of our strategy will be growth in new business profit that is expected to outpace the economic growth of the markets where we operate. We are confident that our clear and focused strategy, coupled with our proven execution ability, leaves us well placed to continue to deliver value for our shareholders and all our stakeholders over the long term, with a focus on achieving sustained double-digit growth in embedded value per share.

Notes
1
Prudential is planning to retain a 19.9 per cent voting interest and a 19.7 per cent economic interest.
2
Representing the RBC ratio of Jackson National Life that reflects the capital and capital requirements of Jackson National Life and its subsidiaries, including Jackson National Life NY.
3
Calculated on a US GAAP basis as the ratio of total debt (including senior debt, hybrid debt and preferred securities) to total debt and shareholders’ equity (excluding Accumulated Other Comprehensive Income).
4
2019 data for population. Sources from National Bureau of Statistics and CBIRC.
5
Full year 2020 total funds under management, including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management, reported based on the country where the funds are managed.
6
Including India.
7
Excluding India.
8
Source: Swiss Re COVID-19 Consumer Survey, April 2020.
9
Source: Indonesia Ministry of Religion Data Centre.
10
Including 37 bite-sized digital products.
11
As of 22 February 2021.
12
APE sales substantially from full-premium products sold through referrals to agents and a small amount of revenue from 37 new digital products.
13
Attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document.
14
See note II of the Additional unaudited financial information for definition and reconciliation to IFRS balances.
15
Excluding India, Laos and Myanmar.
16
The value of new business on and EEV basis expressed as a percentage of APE sales. See note 1 of the EEV basis results.
17
New business profit, on a post-tax basis, on business sold in the year, calculated in accordance with EEV principles.
18
APE sales is a measure of new business activity that comprises the aggregate of annualised regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts under IFRS 4. It is not representative of premium income recorded in the IFRS financial statements. See note II of the Additional unaudited financial information for further explanation.
19
LIMRA: through the third quarter of 2020, Jackson accounted for 16.5% of new sales in the U.S. retail variable annuity market and ranked number 1 in variable annuity sales.
20
Representing Prudential’s 49 per cent interest.

Group strategy and operations

Prudential’s differentiated product and geographic portfolio is well positioned to meet the protection and savings needs of the growing populations in Asia and Africa, where insurance penetration is currently low and demand for savings solutions is rapidly developing. In the United States, Jackson remains a leading provider of variable annuities to retail investors. Following the proposed demerger of Jackson, Prudential intends to take full advantage of the long-term structural opportunities in Asia and Africa. It seeks to operate with discipline in allocating capital for long-term returns, and to deliver profitable and increasingly diversified growth.

Group overview

Our purpose is to help people get the most out of life. We make healthcare affordable and accessible and promote financial inclusion across our markets. We protect people’s wealth and help them grow their assets, and we empower our customers to save for their goals. This purpose is served through implementing our business strategy, set out in this section and our environmental, social and governance (ESG) strategy set out in our ESG report.

With this purpose in mind, our intention is to take full advantage of the long-term structural opportunities in Asia and Africa and to pursue a path for a fully independent Jackson. In January 2021, the Board announced that it had decided to pursue the separation of Jackson from the Group in the first half of 2021 through a demerger, whereby shares in Jackson would be distributed to Prudential shareholders. The result of this separation will be two separately listed companies with distinct investment propositions, which the Group’s Board believes will lead to improved strategic outcomes for both businesses.

The Prudential Group will focus exclusively on its high-growth Asia and Africa businesses. We will also accelerate our development of digitally enabled products and services to help prevent, postpone and protect our customers from threats to their health and wellbeing, as well as supporting them to achieve their savings goals.

Jackson will continue to help Americans grow and protect their retirement savings and income to enable them to pursue financial freedom for life through its differentiated products, well-known brand and industry-leading distribution network.

Further information on the Prudential Group’s and Jackson’s respective businesses are set out below. The result of the proposed separation of Jackson will be two separately listed companies with distinct investment propositions, which the Group’s Board believes will lead to improved strategic outcomes for both businesses.

Asia and Africa

We have a pan-Asian footprint, with our largest life and protection operations in Hong Kong, Singapore, Indonesia and Malaysia as well as our joint venture in China. We also operate in Thailand, Vietnam, Taiwan, the Philippines, Cambodia, Laos and Myanmar and have a successful partnership in India. Within this footprint, Prudential has top three positions1 in 9 out of 13 life markets and extensive distribution networks, across digital, agency and bancassurance channels. We focus on delivering profitable regular premium health and protection insurance products and fee-based earnings.

In asset management, Eastspring manages $247.8 billion across 11 markets in Asia and provides focused investment solutions to third-party retail and institutional clients as well as to our internally sourced life funds. Eastspring is a top 10 asset manager in 7 of the 11 markets in which it operates, and is the largest pan-Asian retail asset manager excluding Japan2.

Since 2014 we have also built a rapidly growing multi-product, multi-distribution business in Africa, with operations now in eight countries across the continent, and have over one million customers. Starting in 2021 the regional office for Africa will be based in Nairobi, making East Africa our hub for the continued success of operating on the continent.

Our offering in Asia and Africa is evolving to respond to growing customer awareness and demand for products that address health and wellness, as well as providing life insurance cover. Pulse by Prudential, our health and wellness platform provides a compelling offering to address these needs, building on our existing distribution channels and trusted brand. Further information on Pulse by Prudential, and our markets, customers, products and distribution within the region is set out below.

Asia has grown significantly over the last 10 years, for example over the decade from 2010 to 2020, embedded value in Asia grew on average by 14 per cent3 per annum and at 31 December 2020 was $44.2 billion. Since 2013, Prudential has committed almost $10 billion of capital to support growth in Asia, including around $5 billion of inorganic investments to grow our distribution reach and to build digital capability. Around one-third of the total investment has been made since January 2019. Investments in 2020 included establishing a 15-year strategic bancassurance partnership with TMB, which significantly strengthens our distribution capability in Thailand’s fast-growing life insurance sector and strongly complements our top-five position2 in the country’s mutual fund market. In other markets we have also established a new bancassurance partnership with SeABank, a fast-growing bank in Vietnam with approximately 1.2 million customers and almost 170 branches, as well as signing new agreements with Banque Franco-Lao (BFL) BRED Group in Laos, and in early 2021 with Phnom Penh Commercial Bank Plc (PPCBank) in Cambodia.

We have significant investment appetite in Asia in the future that is based on the absolute size and demographic characteristics of each economy and our ability to build competitive advantage leveraging our scale and expertise. While we will continue to build on our leading positions in Hong Kong and members of the Association of Southeast Asia Nations (‘ASEAN’), we see the greatest opportunities in the largest economies of China, India, Indonesia and Thailand. This investment is expected to deliver profitable and sustainable compounding growth and will support long-term delivery of future shareholder returns through value appreciation, with a focus on achieving sustained double-digit growth in embedded value per share.

Markets
The life insurance industry in Asia and Africa remains in the early stages of development, as characterised by the low penetration rates across the region for insurance. In particular, most of our Asia markets are approaching the level of per capita annual income when demand increases sharply. Around 50 per cent of the global population lacks access to essential health services13, and across the Asia region specifically, there are significant health funding and wellness gaps; 80 per cent of Asians do not have insurance cover14 and spend some $400 billion on healthcare as an out-of-pocket expense15. Similarly, in Africa, while mobile phone access has increased tremendously over the last 20 years, less than 50 per cent of Africans have access to modern health facilities16, and 80 per cent have to rely on public health facilities, which are often understocked, understaffed, and difficult to reach due to the physical and financial burdens of transportation17.
Our largest market in respect of APE sales is Hong Kong, which accounted for 21 per cent of our overall Asia APE sales in 2020, followed by Singapore, contributing 17 per cent and China which accounted for 16 per cent. The rest of our new business is diversified across 10 markets. Our adjusted operating profit is well balanced, with the largest contributions from Hong Kong, Singapore and Indonesia.

With regards to strategy, we see the most significant opportunities for growth potential in life insurance and asset management in the four largest economies in our footprint, namely China, India, Indonesia and Thailand. Our joint venture operations in China and India together with our businesses in Indonesia and Thailand, provide us with scaled access, where we can build leadership positions with competitive advantage and economies of scale. We also intend to continue building on our leading positions within Hong Kong and ASEAN.

In China, our China life business is a 50/50 joint venture with CITIC, a leading Chinese state owned conglomerate. Our China JV business performed well in 2020 after the Covid-19 disruption in the first quarter, increasing new business profit by 3 per cent. Building on our existing nationwide coverage of 20 branches and 99 cities (an increase of five since 2019), we expect our China JV business will continue to grow at pace by expanding and deepening our presence from our current geographical footprint, and by leveraging our multi-distribution platform. We operate our asset management business in China through CITIC-Prudential Fund Management Company Limited, a JV with CITIC with assets under management of $9.6 billion19, as well as our wholly owned private fund manager operationalised in 2019 within Eastspring, which now has sourced and sub-advised assets under management of $743 million. Our Chinese life insurance joint venture has also established its own asset management company in 2020, Prudential-CITIC Asset Management Co, which further strengthens our capabilities in savings and retirement products.

In India, our business consists of our 22.1 per cent holding of the Indian Stock Exchange listed life insurance business, ICICI Prudential Life Insurance (with our investment valued at $2.2 billion as at 31 December 2020) and 49 per cent of the asset manager, ICICI Prudential Asset Management, which has total funds under management7 of $26.9 billion19. Our India life business continues to pivot to health and protection, with a 17 per cent increase in health and protection APE sales, which now represent 24 per cent of total APE sales (up 9 percentage points on 2019). We will continue to capture the significant potential in the Indian life market, with an aspiration to double 2019 new business profit in three to four years, by continuing to grow the business, improving retention and enhancing productivity.

In Indonesia, we continue to strengthen our market leadership, including in the sharia market where we increased APE sales by 6 per cent and new business profit by 27 per cent in 2020, and propel growth by broadening our product offerings, as well as digitalising our business model. We added 60 products during 2020, doubled MDRT qualifiers to over 2,100, and launched digital products through both Pulse and our OVO partnership. We have seen positive momentum in the last quarter of 2020, being the highest sales quarter of 2020, and believe our business transformation will continue to drive growth in the future.

In Thailand our new distribution partnership with TMB will help us achieve top-three leadership in the bancassurance channel, and we will further accelerate growth by developing a holistic omni-channel business model. Coupled with the completion of the acquisition of TMBAM and TFund which gives us a top-five ranking in the mutual fund market, this will give us a high-quality platform to deliver best-in-class health and wealth solutions to serve the growing retirement and investment needs of both the rising middle class and the growing high net worth segments.

In our other large businesses, we also see ample opportunities to continue to grow at pace. In Hong Kong, we believe based on our own and third party surveys there is latent demand from Mainland Chinese customers for our Hong Kong product suite and that the eventual normalisation of visitor arrivals as the border reopening occurs will allow for the return of this important source of new business. For example, 61 per cent of Mainland Chinese visitor preference20 is to receive critical illness medical treatment in Hong Kong. In the meantime, we continue to build our already strong and substantial Hong Kong domestic business through multi-channel expansion and increased digitalisation of our service offering. We also continue to broaden our product offerings, such as our mid-tier medical reimbursement product, the PRUHealth VHIS VIP Plan, to fulfil the protection needs of our customers. We will also broaden access to Mainland China consumers through Greater Bay Area initiatives and remain a destination of choice through our market-leading products and service propositions.

In Singapore, we see significant opportunities in expanding the servicing of the high net-worth and small and medium enterprise (SME) markets, alongside supporting a fast ageing population to address under-covered retirement and health needs. In Malaysia, we have leading market positions in both the conventional and Takaful markets. In particular, in the underprovided Takaful segment where we see substantial opportunity for growth, we increased our APE sales by 26 per cent and our new business profit by 29 per cent in 2020.

In our other high-potential growth markets of Vietnam, the Philippines, Cambodia, Laos and Myanmar, we see the opportunity for rapid growth through the roll-out of our efficient and scalable business model, multi-channel distribution networks and the provision of market leading digital products and services through Pulse. These markets currently have very low levels of life insurance penetration, for example with life insurance penetration5 of just 1.4 per cent in Vietnam and 1.2 per cent in the Philippines. However, with rising GDP per capita at or reaching a threshold of $10,000 to $20,000, and supported by our proven and market leading positions, we are confident of delivering new life insurance sales growth well in excess of GDP growth in these markets.

We see substantial opportunities to accelerate our asset management business, Eastspring, building on its leading market position as Asia’s largest retail asset manager (excluding Japan)2 and structural advantages of reliable and predictable inflows from our life businesses. The completion of the TMBAM and TFund acquisitions in Thailand and successful development of its China business, mentioned above, have strengthened its strategic portfolio.

Since 2014 we have also built a rapidly growing multi-product business in Africa, with operations now in eight countries across the continent. Despite the Covid-19 pandemic, APE sales at Prudential Africa have grown by 51 per cent21 to $112 million during 2020, with the number of active agents significantly ahead of the same period last year. In Ghana, we have renewed our exclusive agreement with Fidelity Bank for an additional 10 years, building on a successful partnership over the past five years. We also announced a new partnership with Vodafone Ghana to provide an innovative microinsurance product to their 9 million plus subscribers. Meanwhile, our team in Nigeria has launched a new partnership with the largest mobile operator in the country, MTN, in an effort to reach its subscriber base of over 70 million people and provide protection to the millions of uninsured Nigerians.

Products and brands
We offer a wide range of insurance products that are tailored to local market requirements and fast-changing individual needs. We focus on health and protection and savings products with 65 per cent of new business profit contributed by health and protection solutions and the rest by savings products that include participating, linked and other traditional products.

The diversity and resilience of our business is supported by the continued innovations and enhancements we make to our product range, which include broadening coverage for new risks and adding innovative features. In 2020, we introduced or revamped 175 new products22 contributing 20 per cent of APE sales, including simplified lower case-sized protection offerings.
The Covid-19 pandemic has reinforced customer interest in health and protection products, with 58 per cent of consumers across our Asian markets desiring access to healthcare value-added services, such as access to a virtual GP23. This has been converted into an increase in the proportions of APE represented by health and protection products in 7 of our Asian markets, led by India (up 9 percentage points to 24 per cent of APE sales), Singapore (up 5 percentage points to 25 per cent of APE sales), Thailand (up 9 percentage points to 25 per cent of APE sales) and Vietnam (up 3 percentage points to 17 per cent of APE sales), in turn resulting in increased margins for our Asia markets excluding Hong Kong. Of the 175 new or revamped products noted above, more than 115 were traditional and health and protection products.

Our Hong Kong business offers domestic Hong Kong residents and mainland visitors sophisticated critical illness, medical benefits and life insurance protection business. 91 per cent of all Hong Kong consumers23 indicated they would retain life insurance even if their financial position is disadvantaged by Covid-19 re-enforcing the resilience of this market. The investment proposition provides access to international equities and bonds. In particular, our main with-profits product offering uses a with-profits structure, which pools the investments of policyholders and allocates returns based on long-term investment performance (similar to that historically used in the UK), and leads to attractive margins. The business has a high level of renewals that is substantially higher than the premiums from new business. Singapore offers a similar type of product mix and also uses a UK-style with-profits structure.

In China, Anxin, our digital health and protection solution generated 165,000 policies in 2020, with around 50 per cent to new customers. In Hong Kong, we launched in the second half of 2020 PRUHealth VHIS VIP Plan, a tax-efficient medical insurance targeting the mid-tier segment, which has contributed 10 per cent of new business profit for the domestic segment in the fourth quarter of 2020.

In Indonesia, we retain leadership in the sharia-compliant market, with 35 per cent share, accounting for 37 per cent of agency sales in Indonesia. Our PRUCinta product, the first traditional sharia product with specific cash value, accounts for 14 per cent of Indonesia agency sales. More widely, we have launched 60 products in Indonesia in 2020, including lower ticket standalone protection products which collectively accounted for 37 per cent of the APE mix (2019: 8 per cent) and 52 per cent of new case count mix (2019: 11 per cent).

Alongside offering products that meet customer needs, we invest in our brands to build trust, drive awareness and attract and retain customers.

Distribution and customer engagement
We believe in a multi-channel and integrated distribution strategy for our business which can adapt and respond flexibly depending on local market conditions. Our distribution network is one of the strongest and most diversified in the Asia region, across agency, bancassurance and non-traditional partnerships, including digital. In recent years, we have also established non-traditional partnerships to broaden our customer reach, particularly the digitally-savvy millennial segment. In total, we have more than 300 life insurance and asset management distribution partnerships in Asia. Alongside these distribution channels we also have Pulse by Prudential (discussed further below).

Agency
We have around 600,000 licensed tied agents24 across our life insurance markets, and the productivity of active agents increased 8 per cent25,26 in the year, based on number of cases, which are becoming smaller in size as we, and our customers, focus increasingly on standalone protection products. Our agency channel is a core component of our success, comprising 74 per cent of our new business profit given the high proportion of high margin protection products sold.

Our continued support for the agency channel positions us well for sustainable growth. Our agent management has moved online across all markets, enhancing effectiveness of agent communication and operation, and expanding sales capacity with agent recruits26 of 143,000 in the year. We deployed virtual sales tools across all markets for almost all products, and 28 per cent of agency new cases since April 2020, together with 27 per cent of bancassurance new cases since July 2020 have been made virtually. Despite the gradual relaxation of Covid-19 containment measures in several markets, virtual selling tools have now become mainstream with distributors, and virtual sales in the fourth quarter represented 23 per cent of both agency and bancassurance sales.

We place great emphasis on agent professionalism and promote career progression by providing tailored training programmes that share experience and best practice across different markets. In addition, to further assist our agents during the sales process and enhance productivity we continually upgrade the tools at their disposal. During 2020, the number of agents qualifying for the Million Dollar Round Table (MDRT) doubled in the year to more than 13,200.

In Africa the number of active agents in 2020 significantly increased from the prior year. The increase in active agents is a direct result of implementing our Rookie Development Programme in each market, which helps with agent professionalism and customer focus, as well as transitioning new agents from the classroom to the field, and making those agents active within the first month of their recruitment. In most markets, as a response to Covid-19-related restrictions, we rapidly innovated to create an end-to-end virtual sales submission process, with a virtual recruitment and onboarding process for distributors as well as delivering training digitally. Moreover, 2020 marked the first time each market has had at least one agent qualify for the MDRT increasing the number of qualifiers to 38 from 15 in the prior year.

Bancassurance
We also have a leading bancassurance franchise that provides access to around 20,000 bank outlets through our strategic partnerships with multi-national banks and prominent domestic banks.

Our bancassurance partnerships made an important contribution to our business last year. Our new partnership with TMB in Thailand, which commenced on 1 January 2021, will give us access to an expanded network of 685 branches. In preparation we have trained more than 5,500 bank sellers and nearly doubled the number of sales support staff to 240. We have launched a refreshed set of propositions encompassing the high net-worth, retail, commercial and SME segments and rolled out a new e-POS system.

Outside of Hong Kong, our bancassurance channel APE sales remained stable despite Covid-19 related disruption. We were particularly pleased to see the positive momentum in our bancassurance channel in Indonesia, which saw APE sales up 15 per cent21. We continue to look for opportunities to expand our presence in this market. There were also particularly strong performances in our China JV (APE sales up 34 per cent21), Thailand (APE sales up 21 per cent21) and Vietnam (APE sales up 35 per cent21), demonstrating our channel strength in these markets.

We have also developed strategies to reach the digitally-savvy millennial segment through UOB Mighty, UOB’s digital bank, and new partners such as Central in Thailand. Prudential Laos has also recently partnered with Star Fintech to launch payment services via its U-money platform. We anticipate that these partnerships will significantly enhance our reach to millennial consumers in the country through the joint development of digital propositions that encompass health, wellness and wealth products. The experience will also help us in designing and managing distribution strategies in our existing markets as well as in targeting new points of entry.

Pulse by Prudential
In 2020, we have been able to accelerate our digital development and associated customer-centric digital ecosystem.

The Covid-19 pandemic has accelerated growing awareness and demand for health and wellness solutions. For example, 46 per cent of Asian consumers searched for new insurance policies23. Our digital capabilities allow us to make healthcare more accessible and affordable in the countries where we operate.
Prudential meets this growing demand for health and wellness through its super-app Pulse by Prudential. Pulse is a free digital mobile application that offers holistic management, artificial intelligence (AI)-powered self-help tools, and information to serve users 24/7 and promotes health and wellbeing through a range of value-added services. These include telemedicine, health and wellness content and communities, health challenges and rewards, chronic disease management, as well as a self-diagnosis and self-help tools. Pulse has been launched27 in 11 different languages across 11 markets in Asia (Malaysia, Indonesia, Singapore, Hong Kong, the Philippines, Thailand, Vietnam, Cambodia, Laos, Taiwan, and Myanmar) and most recently four markets in Africa (Kenya, Nigeria, Cameroon and Zambia), with varying levels of development.

Pulse has been downloaded around 20 million times27 since its initial launch in 2019 in Malaysia. Through this single super-app, Pulse is being developed to offer an integrated health, wealth, and SME ecosystem. It has integrated 32 local and regional partners27, including most recently, a signed partnership with Central Group, a leading retailer in Thailand, that will enable Pulse to access Central Group’s existing digital engagement with customers to offer insurance and health solutions to them. We have also signed a partnership with HR Easily, an HR services digital platform which we make available to our SME customers through ‘Business at Pulse’. We are seeing continued increase in the usage of AI assessment and triage, lifestyle management and wellness, and telemedicine consultation services, with over 1.5 million users27 accessing at least one of the services in Asia, since launch.

Pulse also enables us to reach a younger customer demographic, with the majority of Pulse users in the 18 to 35 age group compared with the average age of an existing Prudential customer profile of around 40, and is broadening our potential customer base, with 70 per cent of Pulse consumers new to Prudential.

37 digital bite-sized products were made available in Pulse in 2020. Some examples of bite-sized products launched by Prudential within Pulse include products related to common critical illnesses in Asia (cancer, stroke, heart attack), tropical disease protection (dengue, malaria, measles), and daily care (food poisoning, minor burns, broken bones, and accident income support).

With greater customer touchpoints, we are also able to generate Pulse-led data-driven leads for agents. We saw over 2.2 million leads generated for agents in 2020 which together with a small amount of revenue from policies sold directly through Pulse, generated APE sales of $211 million28 in 2020.

Recently, we introduced a subscription plan to help Pulse users eat healthier and promote a more active lifestyle, and even save for the future. These paid subscription plans, priced at a low cost of between $1-$3 per month, are currently available to users in Hong Kong, Indonesia, Malaysia, Thailand, Vietnam and the Philippines, with plans to expand on the offerings and launch in additional markets in 2021. The paid subscription plans have received 164,000 active subscribers during 2020.

We have undertaken steps to meet our objective for Pulse to provide a platform for end-to-end service, with the same app used by customers and distributors. Agents have the ability to sell Prudential products virtually within the Pulse platform in the Philippines, Malaysia and Indonesia. Meanwhile, e-claims are available in Indonesia, Malaysia, Cambodia, Myanmar and the Philippines. We believe the integration with the life value chain across sales, claims and payments will allow Pulse to enhance value to new and existing users and drive efficiencies in the business.

Customer service and loyalty
We believe that excellent customer service has been key to our strong reputation and leading pan-Asia franchise. Customer loyalty has remained high during the Covid-19 pandemic, with a retention ratio consistently in excess of 90 per cent. The satisfaction and trust our customers have in our business also translates into a high proportion of repeat sales, which comprised 47 per cent of APE sales in 2020. The result of these dynamics is a portfolio of over 25 million in-force policies, with each policyholder holding 1.6 policies on average.

We are focused on unlocking new customer segments through a broader proposition set. During 2020, we added a further 1.3 million new life customers from traditional channels. Our overall life customer numbers increased to 16 million, of which about 30 per cent are our health insurance customers.

We continue to identify and target new customer groups and segments outside our traditional focus in the Mass and Affluent space in order to accelerate our future growth. Within the Emerging segment, Pulse leads the customer acquisition as described above. Within the High Net Worth segment, we first expanded into this segment in 2018 with Opus in Singapore, providing a differentiated experience for our customers, including a dedicated service team, wealth planners and external experts covering trust and legal matters. Within the Group segment, we also developed tailored offerings for small and medium-sized enterprise (SME), a segment that remains under-served and offers significant growth potential. This strategy is advanced through our all-inclusive platform, Business at Pulse platform, which provides digitally-enabled insurance and HR solutions for business owners and their employees, supporting a 17 per cent increase in APE sales from group business in 2020. We have extended our Business at Pulse platform from Singapore and Indonesia to Hong Kong, the Philippines and Thailand, and will launch next in Malaysia.

Integrated asset management
Eastspring is a leading Asia-based asset manager, with operations across 11 markets in Asia, plus offices in Europe and North America. With $247.8 billion of assets under management and over 300 investment professionals, it is the largest pan-Asian retail asset manager excluding Japan2 and is a top-10 asset manager in 7 of the 11 markets in which it operates.

Eastspring has a broad product set, as well as significant distribution capabilities and industry-leading operational efficiency. Eastspring provides focused investment solutions, across equity, bonds and multi-asset products, to our internally sourced life insurance funds and third-party retail and institutional clients. Distribution channels include wholesale, intermediary and direct online formats, which are tailored as required, depending on the geography involved. This means that Eastspring can continue to grow and develop through both market cycles and changes to individual investment styles. Operational efficiency has led to industry-leading margins, with investment in technology, for example the implementation of BlackRock’s Aladdin system, to deliver common platforms, and world-class risk management and governance capabilities.

In terms of strategy, we see substantial growth opportunities to accelerate Eastspring, building on its leading market position as Asia’s largest retail asset manager2 (excluding Japan) and structural advantages of reliable and predictable inflows from our life business. In particular, we see China, India and Thailand as our most material market opportunities. Eastspring is well positioned to broaden its investment capabilities to serve the global needs of Asia-based clients, while offering global investors access to its expertise in investing in Asian markets. For example, in October 2020, Eastspring announced a strategic partnership with Atlantic Zagros Financial Partners to expand its offshore distribution capabilities to the Americas. To support this ambition Eastspring’s strategic objectives include developing its distribution, product range and investment advisory capability, while continuing to enhance support for the asset management needs of Prudential’s life insurance business.

To support these objectives, Eastspring has organised its operations into three pillars that will drive the expansion of its capabilities and growth in the future:
●
Alpha engine – representing centralised investment capability with an emphasis on driving asset class return on investment after adjusting for market-related volatility. This pillar will focus on diversifying Eastspring’s investment capabilities and styles.
●
Advisory solutions – standalone advisory service for institutional clients; focusing on solutions & products for that market, including the growing need to support clients’ Environmental, Social and Governance (ESG) requirements. This pillar will also focus on reinforcing the quality of service provided to the Group’s life operations and supporting the Group’s ESG strategy.
●
Complementary partner solutions – this pillar will focus on complementary investment capabilities sourced from partners, in order to enhance strategies available to investors.

In developing its capabilities, Eastspring will further integrate its offerings with those of Prudential’s life business, to enable the Group to seamlessly offer services across the full spectrum of Life, Health and Wealth products. Eastspring will leverage Prudential’s established distribution channels.

We believe these developments will further enhance Eastspring’s position as a leading asset manager in Asia.

Summary

There is a growing awareness and demand for wellness and insurance products across Asia, re-enforced by the global pandemic. We continue to invest in our chosen markets, building on our leading position in Hong Kong and ASEAN, and meeting the growing needs of customers in the largest economies of China, India, Indonesia and Thailand. This customer need is addressed by our wide range of insurance products, tailored to local markets, and extensive and diversified distribution network. We continue to amplify these existing capabilities through extending our China footprint, broadening our product offerings and enhancing our digital presence. Our innovative and customer-centric digital ecosystem increasingly complements our existing distribution channels and provides access to address the needs of new and fast growing customer segments. Our overall customer offering is supported by our integrated asset manager Eastspring, which has a clear strategy to expand its capabilities to deliver growth.

We believe these enhanced capabilities, alongside the resilience of our high quality and well diversified platform, mean our Asia business is well positioned to capture the structural opportunities open to us and therefore deliver profitable and sustainable compounding growth and high risk-adjusted returns for shareholders.

US operations

Jackson helps Americans grow and protect their retirement savings and income to enable them to pursue financial freedom for life. Following the planned demerger, Jackson intends to pursue a focused strategy which prioritises optimisation and stability of capital resources while protecting franchise value.

Maintaining a resilient balance sheet is critical to Jackson meeting its objectives of fulfilling its obligations to policyholders, providing stable capital returns to shareholders, supporting the development of the business and enabling profitable growth over the long-term.

In line with Jackson’s disciplined approach to pricing and risk management, pricing actions taken in the first half of 2020 in response to changing market conditions and to preserve statutory capital, resulted in an expected and material reduction in new fixed annuity and fixed index annuities sales.

Jackson has identified three main areas for business development.

First, Jackson intends to maintain and enhance its comprehensive suite of retirement products that it believes are sought after by retail investors and Jackson’s distribution partners.

Second, it plans to optimise the sales mix across its broad product portfolio by leveraging the strength of its industry-leading distribution network and entering into new distribution agreements.

Third, Jackson seeks to develop the overall market demand for retail annuities by partnering with wealth management solution providers that historically have not considered annuities as a solution to provide retirement savings and income protection.

These strategies are discussed further below.

Markets

Jackson believes that the US retirement savings and income solutions market presents a compelling growth opportunity and will support its development in the future. The primary drivers of the industry’s trends are believed to be the following:

●
The target demographic is expected to continue to grow. Over the next decade, the proportion of the US population aged 55 or older is expected to grow at a rate double that of the total US population, resulting in approximately 112 million individuals who will be aged 55 or older by the year 203029.

●
The need for new sources of retirement income is expected to grow. Over the last few decades, there has been a pronounced shift from retirement income funded primarily by pension plans to retirement income funded primarily by individual savings. Of all private sector workers in the United States, only 15 per cent had access to a defined benefit pension plan in 2020 (down from 20 per cent in 2010), and 52 per cent only had access to a defined contribution retirement plan in 202030. This trend has increased the burden on individuals to save for their retirement and to use those savings to generate income during retirement.

●
Annuities are underutilised in the world’s largest retirement savings market. The United States is the world’s largest retirement savings market estimated to consist of approximately $51 trillion in professionally managed retail and institutional assets as of 31 December 201931. However, only approximately $2.4 trillion of professionally managed assets were invested in annuities as of 31 December 2019. A key driver of this underutilisation is the historical lack of integration of annuities into wealth management platforms and financial planning tools available to retail investors. Jackson has been working actively with its distribution partners and financial technology firms to integrate annuities into the wealth management planning tools advisers use to select investments and build portfolios for their clients.

Products

Jackson offers a diverse suite of annuities to retail investors in the United States. The success of its variable annuity offerings reflects the differentiated features Jackson offers as compared with its competitors, in particular the wider range of investment options and greater freedom to invest across multiple investment options. Through the third quarter of 2020, Jackson accounted for 16.5 per cent of new sales in the US retail variable annuity market32 and ranked number 1 in variable annuity sales. Jackson also offers fixed index annuities and fixed annuities and expects to offer a registered index-linked annuity in 2021. This diverse offering allows Jackson to meet the different needs of retail investors based on their risk tolerance and desired growth objectives, and to deliver customised, differentiated solutions to its distribution partners. Jackson’s annuities offer investors the opportunity to grow their savings consistent with their objectives, ranging from full market participation with Jackson’s variable annuities, to a guaranteed fixed return with Jackson’s fixed annuities. Some of Jackson’s annuities offer optional guarantee benefits for a fee, such as full or partial protection of principal, minimum payments for life and minimum payments to beneficiaries upon death. All annuities also provide investors with tax deferral benefits consistent with their purpose of providing financial security at, and through, retirement.

Distribution network

Jackson sells its products through an industry-leading distribution network that includes independent broker-dealers, wirehouses, regional broker-dealers, banks, and independent registered investment advisers, third-party platforms and insurance agents. Jackson’s strong presence in multiple distribution channels has been essential to positioning it as a leading provider of retirement savings and income solutions. Each of these channels is supported by Jackson’s sizeable wholesaler field force, which is among the most productive in the annuity industry. According to the Market Metrics Q3 2020 Sales, Staffing, and Productivity Report, Jackson’s variable annuity sales per wholesaler are more than 10 per cent higher than its nearest competitor.

Operating platform

Jackson’s operating platform is scalable and efficient. Jackson administers approximately 75 per cent of its in-force policies on its in-house policy administration platform. Jackson’s in-house policy administration platform gives it flexibility to administer multiple product types through a single platform. To date, Jackson has converted over 3.5 million life and annuity policies to its in-house policy administration platform, eliminating the burdens, costs and inefficiencies that would be involved in maintaining multiple legacy administration systems. The remainder of Jackson’s business is administered through scalable third-party arrangements. Jackson believes that its operating platform provides it with a competitive advantage by allowing it to grow efficiently and provide superior customer service. In 2020, Jackson received the 2019 Contact Center of the Year award from Service Quality Management and the number 1 overall operational ranking for 2019 from its broker-dealer partners, according to the Operations Managers’ Roundtable.

Risk management

Product design and pricing are key aspects of Jackson’s risk management approach. Jackson operates a sophisticated hedging program which seeks to balance three objectives: managing the economic impact of adverse market conditions, protecting statutory capital and providing stable distributable earnings throughout market cycles.

Jackson also uses third-party reinsurance to mitigate a portion of the risks that it faces, principally in certain of its in-force annuity and life insurance products with regard to longevity and mortality risks and its annuities with regard to the vast majority of its guaranteed minimum income optional benefit (GMIB) features.

Notes
1
Based on full year 2020 (calendar year 2020 for India), or the latest information available. Sources include formal (eg competitors’ results release, local regulators and insurance association) and informal (industry exchange) market share data. Ranking based on new business (APE sales, weighted full year premium or full year premium depending on availability of data) or total weighted revenue premiums. Full year data is not yet available for Cambodia, or Laos, full year 2019 data has been used instead. For Hong Kong and the Philippines, ranking based on new business for the first nine months of 2020.
2
Source: Asia asset management – Fund manager surveys. Based on assets sourced in Asia, excluding Japan, Australia and New Zealand. Ranked according to participating firms only.
3
Increase stated on an actual exchange rate basis.
4
United Nations, Department of Economic and Social Affairs, Population Division, World Population Prospects 2019 Revision (2020 estimates).
5
Source: Swiss Re Institute; Sigma Explorer: World insurance, 2019 – life insurance penetration (premiums as a percentage of GDP).
6
Source: Swiss Re Institute: The health protection gap in Asia, October 2018. Average gap per household is calculated as ‘total health protection gap divided by estimated number of households hospitalised under the mentioned gap range’. In this report, the definition/scope of ‘Asia’ is the 12 markets surveyed: China, Hong Kong, India, Indonesia, Japan, Malaysia, the Philippines, Singapore, South Korea, Taiwan, Thailand and Vietnam.
7
Full year 2020 total funds under management, including external funds under management, money market funds, funds managed on behalf of M&G plc and internal funds under management, reported based on the country where the funds are managed.
8
Total joint venture/foreign players only.
9
Private players only.
10
Excludes Jiwasraya.
11
Includes Takaful, excludes Group business.
12
Includes onshore only.
13
Source: World Bank and WHO: Half the world lacks access to essential health services, 100 million still pushed into extreme poverty because of health expenses, December 2017.
14
Prudential estimate based on number of in-force policies over total population.
15
Source: World Health Organisation: Global Health Observatory data repository (2013). Out of pocket as % of total health expenditure. Asia calculated as average out-of-pocket.
16
Source: The World Bank 2017.
17
Source: The Borgen Project: Digital health apps in Africa aim to revolutionize medical care, September 2020.
18
Attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document.
19
Representing Prudential’s 49 per cent interest.
20
Based on 4Q20 MCH Sentiment Tracker conducted through online survey by Nielsen online panel on behalf of Prudential Hong Kong. Survey results are based on sample size of 451.
21
Increase stated on a constant exchange rate basis.
22
Including 37 bite-sized products.
23
Source: Swiss Re COVID-19 Consumer Survey, April 2020.
24
Including India.
25
Cases per active agent.
26
Excluding India.
27
As of 22 February 2021.
28
Substantially from full-premium products sold through referrals to agents and a small amount of revenue from 37 new digital products.
29
Source: Census Bureau’s Current Population Survey, March 2017.
30
Source: Bureau of Labor Statistics.
31
Source: Estimated by Cerulli & Associates.
32
Source: LIMRA.

Group Chief Financial Officer and Chief Operating Officer’s report on the 2020 financial performance

The Group has delivered positive operating results while supporting our colleagues, distributors, customers and communities during the disruption caused by Covid-19. Alongside, we have accelerated preparations for the proposed separation of Jackson and continue to develop our capabilities and presence in our chosen Asia and Africa markets, which will position the Group well for success in the future.

While Covid-19 restrictions led to new APE sales in Asia being (28) per cent1 lower than the prior year, we have seen positive momentum in the second half of the year, with H2 2020 sales up 20 per cent1 compared with the first half. Excluding Hong Kong, where restrictions between Mainland China and Hong Kong have been in place for much of 2020, new APE sales were down (6) per cent1, with new business profit falling by only (4) per cent1 as new business profit margins saw a small improvement over the prior year. Our businesses in Asia delivered a 13 per cent1 increase in adjusted IFRS operating profit based on longer-term investment returns (adjusted operating profit2), reflecting the benefits of our well positioned and broad-based portfolio, which has long focused on high quality, recurring premium business. Operating free surplus generation was 8 per cent1 higher, following the on-going growth of the in-force business and lower levels of new business which were offset by the impact of lower interest rates.

Lower asset returns and the effect of lower interest rates on the economic assumptions underpinning DAC amortisation contributed to US long-term business adjusted operating profit2 being (8) per cent lower than the prior year. The RBC ratio of Jackson National Life24, Jackson’s principal operating subsidiary, was 347 per cent, with operating capital generation in line with expectations following the Athene reinsurance transaction. As announced on 28 January, the RBC ratio is after an 80 percentage point reduction following revisions to Jackson’s hedge modelling for US regulatory purposes.

2020 saw high levels of macro volatility. In the US, the S&P 500 index fell (4) per cent over the first half before recovering by 20 per cent in the second, resulting in a 16 per cent increase over the year. In Asia, equity indices were similarly volatile, with the MSCI Asia ex Japan Index (6) per cent down in the first half and up 30 per cent in the second. Government bond yields were lower over the year, notably with the US 10-year government bond yield ending the year at 0.9 per cent (31 December 2019: 1.9 per cent). 2020 also saw significant volatility in credit spreads, for example spreads on US dollar denominated A-rated corporate bonds rose by 39 basis points in the first half and fell by (41) basis points in the second half.

Covid-19

The Group Chief Executive’s report has set out how the Group has risen to the operational challenges presented by Covid-19. In terms of financial performance, the containment measures taken by governments across the globe have impacted sales levels and consequentially new business profitability in 2020, albeit many business units saw sales improve in the second half of the year as restrictions were removed. These impacts are discussed in more detail later in this report. Future sales level will depend on how governments respond to changing Covid-19 case levels and the success of vaccination and containment programmes in the markets in which we operate. Travel between Hong Kong and Mainland China remains severely restricted, with consequential effects on Mainland China visitor numbers and the level of APE sales in Hong Kong from this segment. The impact that Covid-19 has had on the macro-economic environment, with lower interest rates and volatile equity markets, has negatively impacted profitability in the year as discussed below. The sensitivity of our IFRS, EEV and capital metrics to further market movements are set out in the financial statements later in this document.

In Asia, where we focus on health and protection business, we continue to see low levels of Covid-19 claims, which were less than 1 per cent of total Asia claims paid in the year of $7.2 billion. We also provided our customers in 2020 with premium grace periods in line with local regulations. Our annual review of non-economic assumptions underpinning insurance liabilities did not identify the need for any significant strengthening as a result of the effects of Covid-19 and overall Asia operating experience remains positive. There have been no impairments to goodwill or intangible assets at 31 December 2020 and we will continue to review for triggers for impairment in line with our normal accounting procedures. Our investments are largely at fair value in the balance sheet and no significant changes to our valuation procedures have been applied. Losses on sales of impaired bonds by Jackson increased to $(148) million in the year (2019: loss of $(28) million) and bond write-downs increased to $(32) million (2019: $(15) million) reflecting volatility in credit spreads.

Finally, our liquidity position remains healthy with $1.5 billion of holding company cash and $0.5 billion of commercial paper in issue at 31 December 2020 alongside $2.6 billion of undrawn committed facilities. We have not breached any of the requirements of our core structural borrowings nor modified any of their terms.

Adjusted operating profit before tax from continuing operations

For full year 2020, Prudential’s adjusted operating profit2,7 from continuing operations was $5,507 million (4 per cent higher than 2019 on a constant and an actual exchange rate basis). Throughout this document the reference to continuing operations refers to results of the full Group in 2020 and the results of the Group in 2019 excluding the contribution from the discontinued UK life and asset management operations.

The increase in adjusted operating profit reflects the combination of a 13 per cent1 increase in adjusted operating profit2 from our Asia life and asset management operations, offset by a (9) per cent decrease in adjusted operating profit2 from our US business (including asset management), and lower central expenses.

Central expenses15 were 8 per cent3 lower than the prior year reflecting a reduction in interest expense on core borrowings following the transfer of debt to M&G plc in 2019, partly offset by increased restructuring costs of $(208) million (2019: $(110) million3). Restructuring costs reflect the Group’s substantial and ongoing IFRS 17 project and costs associated with actions to reduce central costs post the demerger of M&G plc. During 2020 our head office activities incurred costs of $(417) million (2019: $(460) million3). The Group continues to take action to right-size its head office costs alongside the evolving footprint of the business. The Group has delivered $180 million of cost savings effective from 1 January 20215 as previously targeted as a result of the M&G demerger6. In addition, as a result of the separation of Jackson from the Group, head office costs are targeted to reduce further by around $70 million from the start of 2023. We will continue to review the timing of the full realisation of these further savings following the completion of the US demerger.

Non-operating items from continuing operations25

Non-operating items in 2020 consist of short-term fluctuations in investment returns on shareholder-backed business of negative $(4,841) million (2019: $(3,203) million3), the net benefit from various corporate transactions of $1,521 million (2019: loss of $(142) million3), which are discussed further below, and the amortisation of acquisition accounting adjustments of negative $(39) million (2019: $(43) million3) arising mainly from the REALIC business acquired by Jackson in 2012.

Negative short-term fluctuations include negative $(607) million for Asia (2019: positive $657 million3) and negative $(4,262) million in the US (2019: $(3,757) million).

Falling interest rates in certain parts of Asia led to lower discount rates on certain policyholder liabilities under the local reserving basis applied, which were not fully offset by unrealised bond and equity gains in the year leading to negative fluctuations overall.

Within the US, falling interest rates, with yields on US treasuries falling by almost 1 percentage point over the year, and steeply rising equity markets following substantial falls in the first quarter of the year have led to $(4,262) million of negative short-term investment fluctuations in the US business. Further information is set out in the US section of this report.

After allowing for non-operating items, the total IFRS profit after tax from continuing operations was $2,185 million (2019: $1,944 million1).

IFRS effective tax rates

In 2020, the effective tax rate on adjusted operating profit based on longer-term investment returns from continuing operations was 15 per cent. This was unchanged from 2019.

The effective tax rate on total IFRS profit in 2020 was negative (2) per cent. This was unchanged from 2019 and reflects the tax credit on US derivative losses exceeding the tax charge on profits from Asia operations.

Total tax contribution from continuing operations

The Group continues to make significant tax contributions in the jurisdictions in which it operates, with $2,114 million remitted to tax authorities in 2020. This was similar to the equivalent amount of $2,168 million3 remitted in 2019.

Tax strategy

The Group publishes its tax strategy annually which, in addition to complying with the mandatory UK (Finance Act 2016) requirements, also includes a number of additional disclosures, including a country-by-country disclosure of revenues, profits, average employee numbers and taxes for all jurisdictions where more than $5 million tax was paid. This disclosure is included as a way of demonstrating that our tax footprint (ie where we pay taxes) is consistent with our business footprint. An updated version of the tax strategy, including 2020 data, will be available on the Group’s website before 31 May 2021.

Corporate transactions

Jackson reinsurance of fixed and fixed index annuity business in June 2020

Jackson reinsured substantially all of its in-force portfolio of US fixed and fixed index annuities with Athene (circa $27.6 billion of liabilities). The transaction excluded liabilities relating to Jackson’s legacy life and institutional business, the REALIC portfolio and group pay-out annuity business reinsured from John Hancock as well as investments in the general account by the variable annuity policyholders. The transaction improved the year-end capital position of Jackson by increasing the Jackson RBC ratio by 67 percentage points and the Group’s LCSM cover ratio by 24 percentage points. The reinsurance agreement was effective on 1 June 2020 and resulted in an IFRS pre-tax gain recorded through the profit and loss account of $804 million, after transaction costs and post-closing adjustments. After allowing for tax and the reduction in unrealised gains recorded directly in other comprehensive income, the impact of the reinsurance transaction on IFRS shareholders’ equity is a reduction of $(1.2) billion. This transaction reduced the Group’s EEV by $(457) million, which largely reflects the loss of future profits recorded in the value of in-force business as a result of the reinsurance and the loss of unrealised gains on assets passed to Athene, partly offset by the reinsurance commission received after deducting tax.

Equity investment into Jackson by Athene

In July 2020, Athene Life Re Ltd invested $500 million in Prudential’s US business in return for an 11.1 per cent economic interest for which the voting interest is 9.9 per cent. This has no impact on the income statement but resulted in a decline in IFRS shareholders’ equity of $(514) million at the date of the transaction.

Other transactions

Other transactions in 2020 contributed $717 million to profit and principally include the reinsurance commission from a quota share reinsurance transaction undertaken by Hong Kong as part of the Group’s on-going asset/liability management. Future surpluses (or losses) arising from the business being reinsured will be shared with the reinsurer in accordance with the terms of the treaty. Under EEV we recorded a loss of $91 million representing the frictional costs of the arrangement. This treaty helps mitigate the effect of the accounting mismatch under the existing regulatory framework in Hong Kong and is part of our management of the transition to the new RBC regime.

In the first half of the year, the Thailand business entered into a strategic bancassurance partnership with TMB Bank Public Company Limited with an initial period of 15 years which both expanded and extended the existing partnership with Thanachart Bank. The new arrangement commenced on 1 January 2021 and the fee paid for expanding and extending the existing arrangement was $0.8 billion.

In January 2021, the Group announced its intention to complete the demerger of Jackson in the first half of 2021. The total costs associated with this activity are estimated to be around $110 million to $120 million, of which around half is expected to be borne by Prudential plc and the remainder by Jackson. These largely relate to advisory and other professional fees and a small amount relates to the separation of Jackson’s systems and processes from those of the remaining Prudential Group.

Of these total costs, $38 million has been incurred in 2020 ($20 million by Prudential plc and $18 million by Jackson) and has been included in non-operating profit as part of corporate transactions. The remainder of the costs are expected to be incurred in the first half of 2021.

IFRS profit
	Actual exchange rate			Constant exchange rate
	2020 $m	2019 $m	Change %	2019 $m	Change %
Adjusted operating profit based on longer-term investment returns before tax from continuing operations
Asia
Long-term business	3,384	2,993	13	2,978	14
Asset management	283	283	-	278	2
Total Asia	3,667	3,276	12	3,256	13

US
Long-term business	2,787	3,038	(8)	3,038	(8)
Asset management	9	32	(72)	32	(72)
Total US	2,796	3,070	(9)	3,070	(9)

Total segment profit from continuing operations	6,463	6,346	2	6,326	2

Other income and expenditure	(748)	(926)	19	(931)	20
Total adjusted operating profit before tax and restructuring costs	5,715	5,420	5	5,395	6
Restructuring and IFRS 17 implementation costs	(208)	(110)	(89)	(110)	(89)
Total adjusted operating profit before tax	5,507	5,310	4	5,285	4
Non-operating items:
Short-term fluctuations in investment returns on shareholder-backed business	(4,841)	(3,203)	(51)	(3,191)	(52)
Amortisation of acquisition accounting adjustments	(39)	(43)	9	(43)	9
Gain on disposal of businesses and corporate transactions	1,521	(142)	n/a	(143)	n/a
Profit from continuing operations before tax attributable to shareholders	2,148	1,922	12	1,908	13
Tax credit attributable to shareholders' returns	37	31	n/a	36	n/a
Profit from continuing operations for the year	2,185	1,953	12	1,944	12
Loss from discontinued operations for the year, net of related tax	-	(1,161)	100	(1,165)	100
Profit for the year	2,185	792	176	779	180

IFRS earnings per share
Actual exchange rate				Constant exchange rate
2020 cents	2019 cents	Change %		2019 cents	Change %
Basic earnings per share based on adjusted operating profit after tax from continuing operations	175.5	175.0	-	174.6	1

Basic earnings per share based on:
Total profit after tax from continuing operations	81.6	75.1	9	75.1	9
Total loss after tax from discontinued operations	-	(44.8)	n/a	(45.1)	n/a

IFRS shareholders' equity
	2020 $m	2019 $m
Adjusted operating profit after tax attributable to shareholders	4,559	4,528

Profit after tax for the year attributable to shareholders	2,118	783
Exchange movements, net of related tax	239	2,943
Unrealised gains and losses on US fixed income securities classified as available-for-sale (before the impact of Jackson’s reinsurance with Athene)	2,095	2,679
Impact of Jackson’s reinsurance of fixed and fixed index annuities to Athene	(1,795)	-
Sale of 11.1 per cent stake in Jackson to Athene	(514)	-
Demerger dividend in specie of M&G plc	-	(7,379)
Other external dividends	(814)	(1,634)
Other	72	117
Net increase (decrease) in shareholders’ equity	1,401	(2,491)
Shareholders’ equity at beginning of the year	19,477	21,968
Shareholders’ equity at end of the year	20,878	19,477
Shareholders' value per share8	800¢	749¢

Group IFRS shareholders’ equity in the 12 months to 31 December 2020 increased by 7 per cent3 to $20.9 billion (31 December 2019: $19.5 billion3), largely reflecting profit after tax for the year and foreign exchange movements, partly offset by dividends paid in the year of $(0.8) billion and the impact of the sale of 11.1 per cent of the Group’s economic interest in Jackson to Athene.

Group capital position

Prudential plc is applying the local capital summation method (LCSM) that has been agreed with the Hong Kong Insurance Authority (IA) to determine Group regulatory capital requirements until the Group-wide Supervision (GWS) Framework is effective for Prudential upon designation. The primary legislation was enacted in July 2020 and will come into operation on 29 March 2021. The relevant subsidiary legislation, including the Insurance (Group Capital) Rules, was tabled before the Legislative Council on 6 January 2021 and will also come into operation on 29 March 2021. This legislation will be further supported by guidance material from the Hong Kong IA. The GWS Framework is expected to be effective for Prudential upon designation by the Hong Kong IA in the second quarter of 2021, subject to transitional arrangements.

The GWS methodology is largely consistent with that applied under LCSM with the exception of the treatment of debt instruments. Prudential’s initial analysis indicates that all debt instruments (senior and subordinated) issued by Prudential will meet the transitional conditions set by the Hong Kong IA and will be included as eligible Group capital resources. If this were the case the 31 December 2020 shareholder LCSM ratio10 (over GMCR) would increase by 35 percentage points to 363 per cent. This is subject to final approval by the Hong Kong IA.

The estimated shareholder LCSM cover ratio10 at 31 December 2020 was 328 per cent (31 December 2019: 309 per cent). Excluding US operations, the cover ratio falls marginally to 323 per cent, before including the proposed retained 19.9 per cent non-controlling interest in Jackson.

Overall, LCSM shareholder surplus over group minimum capital requirements increased by $1.5 billion since 31 December 2019 to $11.0 billion at the end of December 2020. LCSM in-force operating capital generation in the year was $2.2 billion, which supported $(0.2) billion of investment in new business.

Overall non-operating items (excluding corporate transactions) reduced surplus by $(0.2) billion, with the negative effect of market movements in the year being offset by a $2.2 billion benefit from the introduction of the new Singapore risk-based capital framework (RBC2) effective 31 March 2020. Also included within non-operating items is a $(0.4) billion fall in surplus from changes made to Jackson VM-21 hedging model, further details of which are set out in the US section in the discussion of RBC changes.

The corporate transactions previously discussed were positive overall and contributed $0.5 billion to surplus and the payment of the 2019 second interim and 2020 first interim dividends reduced the surplus by $(0.8) billion.

The Group’s LCSM position is resilient to external macro movements as demonstrated by the sensitivity disclosure contained in note I(i) of the Additional unaudited financial information, alongside further information on the basis of calculation of the LCSM measure.

	31 Dec 2020		31 Dec 2019
Estimated Group LCSM capital position10	Total	Shareholder*	Total	Shareholder*
Available capital ($ billion)	37.9	15.8	33.1	14.0
Group minimum capital requirement (GMCR) ($ billion)	11.5	4.8	9.5	4.5
LCSM surplus (over GMCR) ($ billion)	26.4	11.0	23.6	9.5
LCSM ratio (over GMCR) (%)	329%	328%	348%	309%
*The shareholder LCSM amounts exclude the available capital and minimum capital requirements of the participating business in Hong Kong, Singapore and Malaysia.

Financing and liquidity

Net core structural borrowings of shareholder financed businesses
	31 Dec 2020 $m			31 Dec 2019 $m
	IFRS basis	Mark-to-market value	EEV basis	IFRS basis	Mark-to-market value	EEV basis
Total borrowings of shareholder-financed businesses	6,633	885	7,518	5,594	633	6,227
Less: holding company cash and short-term investments	(1,463)	-	(1,463)	(2,207)	-	(2,207)
Net core structural borrowings of shareholder-financed businesses	5,170	885	6,055	3,387	633	4,020
Net gearing ratio*	20%			15%
*
Net core structural borrowings as proportion of IFRS shareholders’ equity plus net debt, as set out in note II(ii) of the Additional unaudited financial information.

The total borrowings of the shareholder-financed businesses increased by $1.0 billion, from $5.6 billion to $6.6 billion in 2020. This reflected the issuance of $1,000 million 3.125 per cent notes in April 2020 raised for general corporate purposes including to support the growth of the business. The Group had central cash resources of $1.5 billion at 31 December 2020 (31 December 2019: $2.2 billion), resulting in net core structural borrowings of the shareholder-financed businesses of $5.2 billion at end of December 2020 (31 December 2019: $3.4 billion). Prudential plc seeks to maintain its financial strength rating which derives, in part, from the high level of financial flexibility to issue debt and equity instruments which is intended to be maintained and enhanced in the future.

At the 31 December 2020, the Group’s net gearing ratio as defined in the table above was 20 per cent. We estimate that this will rise to circa 28 per cent post the separation of Jackson (based on the balance sheet at 31 December 2020, assuming no pre-separation dividend and before allowing for the 19.9 per cent retained stake in Jackson). On a Moody’s basis, which is the basis management intend to use going forward to manage leverage and which differs to the above by taking into account gross debt, including commercial paper, and also allows for a proportion of the surplus within the Group’s with-profits funds, the equivalent ratio is 33 per cent, before allowing for the 19.9 per cent retained stake in Jackson. Following the demerger, as a pure-play Asia and Africa business, Prudential will target a Moody’s debt-leverage ratio of around 20 to 25 per cent4 over the medium term. Prudential may operate outside this range temporarily to take advantage of growth opportunities with attractive risk-adjusted returns as they arise, while still preserving its strong credit ratings.

As discussed in the Chief Executive’s report, Prudential is considering raising new equity of around $2.5-3 billion. Such a transaction, if executed, would maintain and enhance the Group’s financial flexibility in light of the breadth of the opportunities to invest in growth and aim to increase the Group’s investor base in Asia.

Other sources of liquidity

In addition to its net core structural borrowings of shareholder-financed businesses set out above, the Group has access to funding via the medium-term note programme, the US shelf programme (the platform for issuance of SEC-registered bonds in the US market), a commercial paper programme and committed revolving credit facilities. All of these are available for general corporate purposes.
Prudential plc has maintained a consistent presence as an issuer in the commercial paper market for the past decade and had $501 million in issue at the end of 2020 (31 December 2019: $520 million).

As at 31 December 2020, the Group had a total of $2.6 billion of undrawn committed facilities, expiring in 2025. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at 31 December 2020.

In addition to the Group’s traditional sources of liquidity and financing, Jackson also has access to funding via the Federal Home Loan Bank of Indianapolis with advances secured against collateral posted by Jackson. Given the wide range of Jackson’s product set and breadth of its customer base including retail, corporate and institutional clients, further sources of liquidity also include premiums and deposits.

Group free surplus generation from continuing operations9

Free surplus generation is the financial metric we use to measure the internal cash generation of our business operations and is based (with adjustments) on the capital regimes that apply locally in the various jurisdictions in which the Group operates. For life insurance operations, it represents amounts emerging from the in-force business during the year, net of amounts reinvested in writing new business. For asset management and other non-insurance operations (including the Group’s central operations and Africa operations) it is taken to be IFRS basis shareholders’ equity, net of goodwill attributable to shareholders, with central Group debt shown on a market value basis and subordinated debt recorded as free surplus to the extent that it is classified as available capital under the Group’s capital regime.

Analysis of movement in Group free surplus9
	Actual exchange rate			Constant exchange rate
	2020 $m	2019 $m	Change %	2019 $m	Change %
Asia - operating free surplus generated before restructuring costs	1,895	1,772	7	1,762	8
Central costs and eliminations (net of tax):
Net interest paid on core structural borrowings	(328)	(451)	27	(453)	28
Corporate expenditure	(419)	(403)	(4)	(406)	(3)
Other items and eliminations	(111)	(69)	(61)	(69)	(61)
Net operating free surplus generated before restructuring costs and US	1,037	849	22	834	24
Restructuring and IFRS 17 implementation costs (net of tax)	(147)	(87)	(69)	(87)	(69)
US – operating free surplus generated net of restructuring costs	1,073	1,120	(4)	1,120	(4)
Net Group operating free surplus generated for continuing operations*	1,963	1,882	4	1,867	5
Redemption of subordinated debt for continuing operations	-	(529)
External dividends	(814)	(1,634)
Non-operating and other movements	(1,200)	654
Net impact of Athene equity investment in Jackson	63	-
Foreign exchange movements	136	190
Increase in Group free surplus from continuing operations*	148	563
Change in amounts attributable to non-controlling interests	209	(9)
Free surplus at 1 Jan from continuing operations	9,736	9,182
Free surplus at 31 Dec from continuing operations	10,093	9,736
Comprising:
Free surplus of life insurance and asset management operations	7,679	5,997
Central operations (including Africa)	2,414	3,739
*
Before amounts attributable to non-controlling interests.

The total net Group operating free surplus generation, after including operating free surplus generated by the US business and deducting restructuring costs was $1,963 million (2019: $1,882 million3). This comprises $2,886 million (2019: $2,861 million3) operating free surplus generation from the life and asset management business (net of attributable restructuring costs) offset by centrally incurred costs and eliminations of $(923) million (2019: $(979) million3).

Asia operating free surplus generation9,12 from insurance and asset management business increased by 8 per cent1 to $1,895 million reflecting recent business growth, higher asset management earnings and lower levels of new business investment as Covid-19 containment measures introduced by the authorities across the region lowered sales in the year.

US operating free surplus generation (after deducting restructuring costs) fell (4) per cent compared with 2019, which included a $355 million benefit following the integration of the John Hancock business acquired in 2018.

Cash remittances

Holding company cash flow13
	Actual exchange rate
	2020* $m	2019* $m	Change %
From continuing operations
Asia	716	950	(25)
Jackson	-	509	(100)
Other operations	55	6	817
Total net cash remitted from continuing operations	771	1,465	(47)
From discontinued operations
M&G plc	-	684	(100)
Net cash remitted by business units	771	2,149	(64)
Central outflows	(435)	(522)
Dividends paid	(814)	(1,634)
Other movements	(264)	(1,999)
Total holding company cash flow	(742)	(2,006)
Cash and short-term investments at the beginning of the year	2,207	4,121
Foreign exchange and other movements	(2)	92
Cash and short-term investments at the end of the year	1,463	2,207
*The holding company cash flow describes the movement in the cash and short-term investments of the centrally managed Group holding companies.

Remittances from our Asia business were $716 million (2019: $950 million3). In order to support the planned separation process, there were no remittances from Jackson during the period. $55 million remittances from other operations reflects intragroup interest income which is not expected to recur.

Cash remittances were used to meet central costs of $(435) million and to pay dividends of $(814) million. Central costs include net interest paid of $(294) million and a net tax benefit, which is not expected to recur going forward, of $94 million.

Other movements of $(264) million includes the proceeds of the issuance of $1 billion of senior debt in April 2020 offset by central contributions to the funding of Asia strategic growth initiatives, principally payments for bancassurance distribution agreements, including TMB and UOB. Further information is contained in note I(iii) of the Additional unaudited financial information.

Cash and short-term investments totalled $1.5 billion at the end of December 2020 (31 December 2019: $2.2 billion3).

The Group will seek to manage its financial condition such that it has sufficient resources available to provide a buffer to support the retained businesses in stress scenarios and to provide liquidity to service central outflows.

Dividend policy

Reflecting the Group’s capital allocation priorities, dividends will be determined primarily based on Asia’s operating capital generation after allowing for the capital strain of writing new business and recurring central costs, with a portion of capital generation retained for reinvestment in the business. Dividends are expected to grow broadly in line with the growth in Asia operating free surplus generation net of right-sized central costs, and will be set taking into account financial prospects, investment opportunities and market conditions.

The Board has approved a 2020 second interim ordinary dividend of 10.73 cents per share. Combined with the first interim ordinary dividend of 5.37 cents per share the Group’s total 2020 dividend is 16.10 cents per share.

Starting from the 2021 first interim dividend, the Board intends to apply a formulaic approach to first interim dividends, which will be calculated as one-third of the previous year’s full-year ordinary dividend.

Asia

Operational and financial highlights

Prudential’s Asia businesses delivered a resilient financial performance in 2020. While Covid-19 related containment measures impacted our new sales and associated new business profit levels, we also delivered a step-change in our digital capabilities. While the nature and severity of Covid-19 restrictions varied significantly across our markets, our enhanced digital and physical capabilities combined with our diversified and high quality platform supported a strong sequential quarterly recovery in sales in the third and fourth quarters of the year from a low in the second quarter, illustrating the strength of our franchise.

The resilience and quality of our business is also evident in customer retention levels of 90 per cent (2019: 90 per cent), which combined with our recurring premium, health and protection focused business model, with renewal premiums8 increasing 6 per cent1 to $20.1 billion, supported an overall 13 per cent1 increase in adjusted life insurance operating profit2 and an 8 per cent1 increase in operating free surplus generation9,12.

These qualities enabled us to continue to grow scale and value, even in more challenging operating conditions, with our overall Asia embedded value increasing to $44.2 billion at 31 December 2020 (31 December 2019: $39.2 billion3).

	Actual exchange rate			Constant exchange rate
	2020 $m	2019 $m	Change %	2019 $m	Change %
New business profit	2,201	3,522	(38)	3,533	(38)
Adjusted operating profit*	3,667	3,276	12	3,256	13
EEV operating profit*	4,387	6,138	(29)	6,150	(29)
Operating free surplus generation*	1,895	1,772	7	1,762	8
*Before restructuring costs

New business performance

Life EEV new business profit and APE new business sales (APE sales)

	Actual exchange rate						Constant exchange rate
	2020 $m		2019 $m		Change %		2019 $m		Change %
	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit	APE sales	New business profit
Hong Kong	758	787	2,016	2,042	(62)	(61)	2,037	2,063	(63)	(62)
China JV	582	269	590	262	(1)	3	590	262	(1)	3
Indonesia	267	155	390	227	(32)	(32)	379	220	(30)	(30)
Malaysia	346	209	355	210	(3)	-	349	207	(1)	1
Singapore	610	341	660	387	(8)	(12)	653	383	(7)	(11)
Other life insurance markets	1,133	440	1,150	394	(1)	12	1,160	398	(2)	11
Total Asia	3,696	2,201	5,161	3,522	(28)	(38)	5,168	3,533	(28)	(38)
Total Asia excluding Hong Kong	2,938	1,414	3,145	1,480	(7)	(4)	3,131	1,470	(6)	(4)
Total new business margin		60%		68%				68%

Life insurance new business APE sales decreased by (28) per cent1 to $3,696 million and related new business profit decreased by (38) per cent1. Outside Hong Kong, overall new business APE sales were (6) per cent1 lower and new business profit decreased by (4) per cent1.

The impact of Covid-19 related disruption varied materially in terms of severity and duration across the region. Restrictions eased in many markets as the year progressed. In Mainland China internal travel and business activity resumed from the end of March and restrictions in Hong Kong eased from the end of August, though the border between Mainland China and Hong Kong remains closed. In Indonesia, after an initial relaxation of lockdown measures in June, a further four-week period of lockdown was imposed between mid-September and mid-October and the country re-entered lockdown again in early 2021. Significant containment restrictions remain in place in Malaysia, Vietnam, the Philippines and Thailand, with reduced restrictions in place in Hong Kong domestic, Taiwan, Singapore and India.

Over 2020, we continued to benefit from the resilience our diverse platform provides. Our diverse geographic portfolio saw four markets increase APE sales compared with the prior year, including Thailand up 16 per cent1, Taiwan up 11 per cent1 and Vietnam up 9 per cent1. This is also evident from a new business profit perspective, with seven markets reporting growth, led by China JV up 3 per cent1 among our larger markets and Thailand and Vietnam, up 38 per cent1 and 18 per cent1 respectively, in other markets.

Outside of Hong Kong, sales from our bancassurance channel were stable with last year, underpinned by growth in China JV (APE bancassurance sales up 34 per cent1), Thailand (up 21 per cent1), Indonesia (up 15 per cent1) and Vietnam (up 35 per cent1). We also saw increased agency momentum in the second half of the year.

There has been a significant acceleration of our digital capabilities over 2020, with virtual sales accounting for 27 per cent of bank sales from July to December and 28 per cent of all agency sales from April to December. This compares with very low amounts in prior years. Our agency channel was supported by over 2.2 million of ‘online to offline’ leads generated by our Pulse health and wealth super-app, which, together with direct sales in Pulse, generated $211 million of APE sales23 in the year.

The quality and diversity of our platform contributed to a strong sequential recovery in APE sales as Covid-19 related restrictions were lifted, with discrete third quarter production of $925 million1 sequentially 33 per cent1 higher than the second quarter and fourth quarter sales 18 per cent1 above the third quarter and 10 per cent1 higher than the first quarter of 2020, prior to Covid-19 restrictions being applied in many of the markets in which we operate.

The fourth quarter of 2020 was the highest APE sales quarter of the year for overall Asia and for 9 markets. As we pivoted to standalone protection products of lower case size to meet rising consumer demand, total new policies increased by 1 per cent and new protection policies grew by 10 per cent in the fourth quarter compared with the same period in the prior year.

The development of new business profit mainly reflects the impact of change in geographic mix, particularly sharply lower APE sales in Hong Kong where the reduction in new business profit was broadly in line with APE sales. Outside Hong Kong, new business profit was only (4) per cent1 lower compared with a (6) per cent1 reduction in APE sales, with improved new business margins partly driven by new health and protection product launches which saw seven markets increasing their health and protection mix. Health and protection products continue to be a significant proportion of sales, contributing 27 per cent of APE sales in 2020 (2019: 27 per cent).

Overall, Hong Kong APE sales were (63) per cent1 below the prior year. This was principally a result of a very sharp reduction in APE sales to Mainland China customers, reflecting the impact of the border closure early in the year and consequent reduction in Mainland Chinese visitors and associated APE sales to these customers. While domestic Hong Kong APE sales were also impacted by Covid-19 related restrictions, new business production improved markedly over the course of the year, with APE sales in Q3 rising 20 per cent over Q2 and Q4 rising 60 per cent over Q3. The strong sequential sales growth was supported by product innovation and ongoing development of our broader digital capabilities. In particular, our increased focus on standalone protection products, with lower case sizes, to meet rising consumer demand saw domestic new sales policy count reach 98 per cent of prior year levels in the fourth quarter. Overall Hong Kong new business profit was (62) per cent1 lower, broadly in line with the reduction in APE sales.

Our China JV delivered an encouraging performance despite Covid-19 related disruption, increasing new business profit by 3 per cent1. This was supported by the agency force focus on protection products, which accounted for 53 per cent of sales from this channel and as a result agency channel margins climbed to 85 per cent (2019: 74 per cent). We benefited materially from our diversified distribution model, particularly the strength in bancassurance which saw strong and accelerating growth of 34 per cent in APE sales throughout the year. Overall APE sales were only (1) per cent1 lower compared with the prior year and second half APE sales 4 per cent1 higher than the prior year.

The sales environment in Indonesia remained challenging following a deterioration of Covid-19 infections through the summer, culminating in the re-introduction of the highest-level movement restrictions in September, which remain in place today in parts of Indonesia. Despite the challenging environment, we achieved strong performance in the sharia segment with APE sales growing 6 per cent and new business profit 27 per cent. Meanwhile, the fourth quarter saw the highest overall sales of 2020 (19 per cent higher than APE sales in the first quarter) and was driven by 60 new products launched in 2020, including lower ticket standalone protection products. While this product strategy saw new sales case count rise by 12 per cent at FY20, overall APE sales volumes were (30) per cent1 below the prior year driving a similar reduction in new business profit.

In Malaysia, APE sales were (1) per cent1 below the prior year, with a decline in the first half sales largely offset by a recovery in the second half of 14 per cent (compared with the second half of the prior year), despite the reintroduction of partial Covid-19 related restrictions in October, driven by strong agency production across our traditional and takaful markets. The Takaful business grew APE sales by 26 per cent compared with 2019, with new business profit increasing by 29 per cent. Overall new business profit increased by 1 per cent1, reflecting our increased focus on standalone smaller case size protection products.

In Singapore, APE sales fell by (7) per cent1 reflecting Covid-19 restrictions with declines in the first half of the year partly offset by an increase in the second half of 5 per cent1 when compared with the second half of the prior year. Strong agency momentum following the relaxation of Covid-19 restrictions saw APE sales in the second half of the year being 63 per cent higher than the level in the first half. New business profit reduced by (11) per cent1, as lower interest rates resulted in a lower margin. Singapore continues to develop products and digital capabilities with the launch in December of 3 bite-sized digital products on Pulse (PRUSafe Dengue, PRUSafe BreastCancer, PRUSafe ProstateCancer) and the onboarding of the PRUCancer360 product on UOB’s Mighty banking app.

We have made good initial progress with our recent investment in distribution in Thailand, where our APE sales were up 16 per cent1, reflecting strong growth of 21 per cent in bancassurance channel. New business profit grew by a stronger 38 per cent, supported by the product mix shift to health and protection which accounted for 25 per cent of APE sales (2019: 16 per cent). Our distribution capability will be further strengthened by our partnership with TMB which commenced on 1 January 2021 and our digital partnership with The1, Thailand’s largest loyalty platform.

EEV basis results
	Actual exchange rate			Constant exchange rate
	2020 $m	2019 $m	Change %	2019 $m	Change %
New business profit	2,201	3,522	(38)	3,533	(38)
Profit from in-force business	1,933	2,366	(18)	2,371	(18)
Operating profit from long-term business	4,134	5,888	(30)	5,904	(30)
Asset management	253	250	1	246	3
Operating profit from long-term business and asset management before restructuring costs	4,387	6,138	(29)	6,150	(29)
Restructuring and IFRS 17 implementation costs	(88)	(31)	(184)	(31)	(184)
Non-operating profit	822	1,962	(58)	1,968	(58)
Profit for the year	5,121	8,069	(37)	8,087	(37)

Other movements	(115)	(842)
Net increase in embedded value	5,006	7,227
Embedded value at 1 Jan	39,235	32,008
Embedded value at 31 Dec	44,241	39,235
% New business profit/average embedded value	5%	10%
% Operating profit/average embedded value	10%	17%

Asia EEV operating profit decreased compared with the prior year to $4,387 million (2019: $6,150 million1), driven by lower new business profit and a lower profit from in-force business.

The profit from in-force business reflects the expected return and effects of operating assumption changes and operating experience variances, which in combination, were (18) per cent1 below the prior year. The expected return was (9) per cent1 below the prior year reflecting the impact of lower interest rates in reducing the risk discount rate under our active basis European Embedded Value methodology. Reflecting the high quality of our in-force business and prudent assumption setting, operating assumption changes and operating experience variances are again positive, driven by product repricing effects as well as positive claims variances across our businesses, among other factors.

Asset management segment operating profit after tax was up 3 per cent1 on the prior year at $253 million (2019: $246 million1), which is discussed in more detail below.

The non-operating profit of $822 million (2019: $1,968 million1) largely comprises increases in asset values following the fall in interest rates and higher equity markets, partially offset by the impact of lower interest rates on expectations of future asset returns.

Overall, Asia segment embedded value increased by 13 per cent3 to $44.2 billion in the 12 months to 31 December 2020 (31 December 2019: $39.2 billion3). Of this, $42.8 billion (31 December 2019: $37.8 billion3) relates to the value of the long-term business and includes our share of our India associate valued using embedded value principles which is lower than its market capitalisation. The remainder represents Asia asset management and goodwill attributable to shareholders which are carried at IFRS net asset value within the Group’s EEV. At 31 December 2020, 47 per cent (31 December 2019: 48 per cent3) of total Asia long-term embedded value excluding goodwill is attributable to Hong Kong.

Total embedded value for Asia long-term business operations, excluding goodwill
	31 Dec 2020 $m	31 Dec 2019 $m
Free surplus	5,295	3,624
Required capital	3,445	3,182
Net worth	8,740	6,806
Value of in-force business before deduction of cost of capital and time value of options and guarantees	36,729	32,396
Cost of capital	(749)	(866)
Time value of options and guarantees*	(1,912)	(493)
Net value of in-force business	34,068	31,037
Embedded value	42,808	37,843

Asia analysis of movement in free surplus9
	Actual exchange rate			Constant exchange rate
	2020 $m	2019 $m	Change %	2019 $m	Change %
Existing business – transfer to net worth	1,878	1,914	(2)	1,901	(1)
Expected return on existing business	101	80	26	79	28
Changes in operating assumptions and experience variances	222	147	51	151	47
Operating free surplus generated from in-force life business before restructuring costs	2,201	2,141	3	2,131	3
Asset management	253	250	1	246	3
Operating free surplus generated from in-force life business and asset management before restructuring costs	2,454	2,391	3	2,377	3
Investment in new business	(559)	(619)	10	(615)	9
Operating free surplus generated before restructuring costs	1,895	1,772	7	1,762	8
Restructuring and IFRS 17 implementation costs	(82)	(31)	(165)	(31)	(165)
Operating free surplus generated	1,813	1,741	4	1,731	5
Non-operating profit	444	1,195
Net cash flows paid to parent company	(716)	(950)
Foreign exchange movements on foreign operations, timing differences and other items	169	(357)
Total movement in free surplus	1,710	1,629
Free surplus at 1 Jan	4,220	2,591
Free surplus at 31 Dec	5,930	4,220

Representing:
Long-term business	5,295	3,624
Asset management	635	596
Free surplus at 31 Dec	5,930	4,220

In-force operating free surplus generation9,12 was $2,201 million, up 3 per cent1 compared with the prior year. Excluding the effect of operating assumption changes and experience variances, in-force free surplus generation was in line with the prior year1 with the growth of the in-force portfolio being dampened by the effect of lower interest rates compared with the prior year. Operating assumption changes and experience variances were positive, again illustrating the high quality nature of the in-force business.

Investment in new business was $(559) million, 9 per cent1 below that in 2019. This reflects lower APE sales volumes, offset by business mix effects and lower interest rates.

Overall higher in-force generation and lower investment in new business led to operating free surplus generated9 before restructuring costs increasing by 8 per cent1 to $1,895 million.

The non-operating profit of $444 million includes the benefit of the reinsurance transaction undertaken by Hong Kong as part of the Group’s on-going asset/liability management as discussed earlier under corporate transactions. 2019 non-operating profits included $278 million3 of gains from the reduction in the Group’s stake in ICICI Prudential Life Insurance Company and the disposal of Prudential Vietnam Finance Company.

Local statutory capital

We maintained a strong balance sheet with a shareholder LCSM surplus over the regulatory minimum capital requirement of $8.2 billion and coverage ratio of 338 per cent at 31 December 2020 (31 December 2019: $4.7 billion and 253 per cent). If our with-profits funds in Hong Kong, Singapore and Malaysia are added the surplus increases to $23.6 billion (31 December 2019: $18.8 billion). We seek to safeguard our business from market volatility through our strong focus on protection products and our prudent asset and liability management strategy.

IFRS profit

Overall Asia adjusted operating profit2 increased by 13 per cent1 to $3,667 million, driven by a 14 per cent1 increase in life insurance adjusted operating profit2, alongside a 2 per cent1 increase at Eastspring.

This growth reflects the benefits of our focus on high quality recurring premium business, which accounts for 90 per cent of our new business, and diversified portfolio of scale businesses, with over 88 per cent of our total life income14 (excluding other income described below) driven by insurance margin and fee income (2019: 86 per cent1), again supporting profit progression across market cycles.

Our Asia life insurance adjusted operating profit2 growth is broad-based and at scale. Overall, nine insurance markets reported double-digit growth1, with three insurance markets delivering growth of 20 per cent1 or more. At a market level, highlights include Hong Kong up 20 per cent1 to $891 million, Singapore up 18 per cent1 to $574 million, Malaysia up 14 per cent1 to $309 million, China up 15 per cent1 to $251 million and Thailand up 24 per cent1 to $210 million. Adjusted operating profit2 in Indonesia was $519 million, marginally lower than the prior year.

Profit margin analysis of Asia long-term insurance and asset management operations17

	Actual exchange rate				Constant exchange rate
	2020		2019		2019
		Margin		Margin		Margin
	$m	bps	$m	bps	$m	bps
Spread income	296	74	321	108	319	106
Fee income11	282	101	286	104	283	104
With-profits	117	16	107	18	107	18
Insurance margin	2,648		2,244		2,234
Other income	3,148		3,229		3,225
Total life income	6,491		6,187		6,168
Expenses:
Acquisition costs	(1,904)	(52)%	(2,156)	(42)%	(2,156)	(42)%
Administration expenses	(1,539)	(227)	(1,437)	(252)	(1,430)	(249)
DAC adjustments	382		430		426
Share of related tax charges from joint ventures and associates	(46)		(31)		(30)
Long-term insurance business pre-tax adjusted operating profit	3,384		2,993		2,978
Eastspring	283		283		278
Adjusted operating profit from long-term business and asset management before restructuring costs	3,667		3,276		3,256
Tax charge	(495)		(436)		(432)
Adjusted operating profit after tax for the year before restructuring costs	3,172		2,840		2,824
Non-operating profit after tax	210		885		899
Profit for the year after tax before restructuring costs	3,382		3,725		3,723

Our adjusted operating profit2 continues to be based on high-quality drivers. The overall 14 per cent1 growth in Asia life insurance adjusted operating profit2 to $3,384 million (2019: $2,978 million1) was driven principally by 19 per cent1 growth in insurance margin-related revenues and reflects our ongoing focus on recurring premium health and protection products and the associated continued growth of our in-force business.

Fee income was in line with the prior year, while spread income decreased by (7) per cent1 driven by lower interest rates in the year.

With-profits earnings relate principally to the shareholders’ share in bonuses declared to policyholders. As these bonuses are typically weighted to the end of a contract, under IFRS, with-profits earnings consequently emerge only gradually over time. The 9 per cent1 growth in with-profits earnings reflects the ongoing growth in these portfolios.

Other income primarily represents amounts deducted from premiums to cover acquisition costs and administration expenses. As such, the (2) per cent1 decrease from 2019 largely reflects lower new business volumes, whereas new business acquisition expense fell 12 per cent1 to $(1,904) million. The ratio of shareholder acquisition costs to shareholder-related APE sales (excluding with-profits-related sales) increased to 68 per cent (2019: 66 per cent on an actual exchange rate basis), reflecting changes to product and geographical mix. Administration expenses, including renewal commissions, increased by 8 per cent1 reflecting in-force business growth.

Asset management

	Actual exchange rate
	2020 $m	2019 $m	Change %
Total external net flows*	(9,972)	8,340	n/a

External funds under management* ($bn)	93.9	98.0	(4)
Funds managed on behalf of M&G plc ($bn)	15.7	26.7	(41)
Internal funds under management ($bn)	138.2	116.4	19
Total funds under management ($bn)	247.8	241.1	3

Analysis of adjusted operating profit
Retail operating income	390	392	(1)
Institutional operating income	256	244	5
Operating income before performance-related fees	646	636	2
Performance-related fees	7	12	(42)
Operating income (net of commission)	653	648	1
Operating expense	(336)	(329)	(2)
Group's share of tax on joint ventures' adjusted operating profit	(34)	(36)	6
Adjusted operating profit	283	283	-
Adjusted operating profit after tax	253	250	1

Average funds managed by Eastspring	$227.1bn	$214.0bn	6
Fee margin based on operating income	28bps	30bps	-2bps
Cost/income ratio8	52%	52%	-
*
Excluding $15.7 billion of funds managed on behalf of M&G plc.

Eastspring’s total funds under management were $247.8 billion at 31 December (31 December 2019: $241.1 billion3), reflecting favourable internal net inflows and higher equity markets, partly offset by external net outflows. Compared with 2019, Eastspring’s average funds under management increased by 6 per cent3 (7 per cent16 on a constant exchange rate basis). Funds under management were 13 per cent3 higher than at the end of June ($219.7 billion3) as equity markets recovered and asset flows began to recover from the volatility in the first half.

Eastspring continues to benefit from strong, positive net flows from internal insurance funds, recording $8.5 billion (2019: $9.7 billion). Overall third-party flows related to external funds under management were negative $(10.0) billion, reflecting the adverse impact of higher market volatility, as a result of Covid-19, on retail funds, most notably in a number of retail bond funds in Thailand in the first half of 2020. Highlights included strong flows into our China A Fund, and Global Innovation Fund in respect of our equity products, and Income Plus and Active Bond Fund Plus on the fixed income side. As market volatility subsided over the second half of the year, third-party net flows22 improved materially, with the fourth quarter seeing net inflows of $0.5 billion. In addition, as anticipated, there were net outflows from funds managed on behalf of M&G plc of $(10.0) billion in 2020, with further outflows of around $(6) billion expected in the first half of 2021.

Eastspring’s adjusted operating profit2 of $283 million was up 2 per cent compared with the prior year on a constant exchange rate basis (level on an actual exchange rate basis). Operating income (net of commission) increased by 1 per cent3 with the benefit of higher average funds under management being partly offset by adverse client and asset mix effects that reduced the fee margin based on operating income to 28 basis points (2019: 30 basis points3). Cost discipline remains robust, with operating costs in line with the prior year, with the resulting cost/income ratio8 the same at 52 per cent.

Return on segment equity

The benefit of our focus on profitable health and protection, with-profit and asset management businesses is evident in the attractive 26 per cent (2019: 30 per cent) operating return delivered on average segment equity8 over 2020.

United States

Operational and financial highlights

All of the results below reflect Jackson Financial Inc. (which we refer to as Jackson), the entity that is proposed to be demerged, except for the discussion on local statutory capital which covers Jackson Financial Inc.’s subsidiary, Jackson National Life, only. Post its separation from the Group, Jackson will no longer publish EEV results and the discussion below therefore focuses on IFRS and capital measures. All amounts have been prepared on the basis of the Prudential Group’s accounting policies and methodologies and are consistent with the Group’s reporting in 2019. This will differ from the financial information that Jackson will report as part of the demerger process, which will be prepared under US GAAP and will include certain non-GAAP financial measures which Jackson management believes will be more relevant to manage the business as a standalone entity.

At 31 December 2020, Jackson National Life’s RBC ratio was 347 per cent (31 December 2019: 366 per cent). At the point of proposed separation, Jackson expects to have an RBC ratio24 in excess of 450 per cent and total financial leverage21 in the range of 25 to 30 per cent, subject to market conditions. Jackson expects to achieve this level of RBC at the point of separation by contributing proceeds of its debt and hybrid capital raising to its regulated insurance subsidiaries.

	2020 $m	2019 $m	Change %
APE new business sales (APE sales)	1,923	2,223	(13)
Adjusted operating profit*	2,796	3,070	(9)
RBC ratio (%)	347	366	(19) ppts
*Before restructuring costs

New business

APE sales
	2020 $m	2019 $m	Change %
Variable annuities	1,662	1,470	13
Fixed annuities	33	119	(72)
Fixed index annuities	100	382	(74)
Total retail annuity APE sales	1,795	1,971	(9)
Total institutional product APE sales	128	252	(49)
Total APE sales	1,923	2,223	(13)

Despite challenging market conditions, Jackson delivered a 13 per cent increase in variable annuity sales, reflecting the strength and depth of its leading distribution franchise and value-added customer proposition. Jackson believes that the investment freedom and optional guaranteed benefits Jackson offers its customers support its strong brand recognition with distributors and advisers18.

Jackson has maintained its leading position in the US retail variable annuity market19. This market position reflects the attractiveness of its product, breadth of distribution across multiple channels, and the productivity of Jackson’s wholesaler field force, which is among the most productive in the industry, with sales per agent over 10 per cent higher than the nearest competitor20.

In line with Jackson’s disciplined approach to pricing and risk management, pricing actions taken in the first half of 2020 in response to changing market conditions and to preserve statutory capital, resulted in an expected and material reduction in new fixed annuity and fixed index annuities sales, evident particularly from the beginning of the second quarter. This, combined with lower institutional sales, resulted in an overall (13) per cent reduction in APE sales.

IFRS profit

Adjusted operating profit

US segment adjusted operating profit2,7 was $2,796 million in 2020, down (9) per cent from the prior year. This reduction largely reflects the impact of DAC adjustment effects in the current and prior year, alongside the expected reduction in spread related earnings following the reinsurance contract with Athene in June 2020. Offsetting these falls, fee income was $3,386 million, 3 per cent higher than the prior year as result of higher average account balances.

A further breakdown of the drivers of IFRS profitability is set out below.

Profit margin analysis of US long-term insurance and asset management operations17

	2020		2019
		Margin		Margin
	$m	bps	$m	bps
Spread income	521	112	642	112
Fee income	3,386	178	3,292	182
Insurance margin	1,298		1,317
Other income	-		26
Total life income	5,205		5,277
Expenses:
Acquisition costs	(991)	(52)%	(1,074)	(48)%
Administration expenses	(1,744)	(71)	(1,675)	(68)
DAC adjustments	317		510
Long-term insurance business pre-tax adjusted operating profit	2,787		3,038
Asset management	9		32
Adjusted operating profit from long-term business and asset management before restructuring costs	2,796		3,070
Tax charge	(313)		(437)
Adjusted operating profit after tax for the year before restructuring costs	2,483		2,633
Non-operating loss after tax	(2,730)		(3,013)
Loss for the year after tax before restructuring costs	(247)		(380)

Spread income declined (19) per cent in 2020, primarily as a result of the Athene reinsurance transaction, as well as lower asset yields, partially offset by lower interest credited reflecting lower average crediting rates compared with 2019. The margin of 112 basis points benefited from prior year swap transactions. Excluding that benefit, the spread margin would have been 88 basis points (2019: 101 basis points).

Insurance margin represents profits from insurance risks, including variable annuity guarantees and profits from the legacy life businesses and was marginally lower than that earned in 2019.

Acquisition costs have fallen by 8 per cent following lower sales in the year. Administration expenses increased by 4 per cent to $(1,744) million in 2020 as a result of higher asset-based commissions, as average separate account balances increased, and the non-recurrence of commission income (treated as a negative expense) earned under the John Hancock reinsurance arrangement in 2019. Excluding the asset-based commission, the administration expense ratio would be 34 basis points (2019: 33 basis points).

DAC adjustments, being the cost deferred on sales in the period net of amortisation of amounts deferred previously, have fallen by $(193) million to $317 million. This follows lower deferrals from lower sales and higher amortisation of prior period DAC. DAC amortisation increased as the impact of changes to the longer-term economic assumptions underpinning the amortisation calculation, following an expectation of lower interest rates in the future, more than offset the benefits of increases in DAC deceleration in the period as a result of higher equity markets at the end of 2020 as compared with the start of the year.

Non-operating items

The non-operating result was negative $(3,510) million pre-tax (2019: $(3,795) million) and contributed to a net loss after tax of $(247) million (2019: $(380) million). The non-operating result over 2020 includes a loss of $(4,296) million from short-term investment fluctuations and amortisation of previous acquisition accounting adjustments offset by a $786 million pre-tax gain as a result of the Athene reinsurance transaction.

In the US, Jackson provides certain guarantees on its annuity products, the value of which would typically rise when equity markets fall and long-term interest rates decline. Jackson charges fees for these guarantees which are in turn used to purchase downside protection, in particular options and futures to mitigate the effect of equity market falls.

Jackson designs its hedge programme to protect the economics of the business from large movements in investment markets and does not seek to hedge on an accounting basis. It therefore accepts a degree of variability in the accounting results.

The $(4,296) million discussed above principally arises from the steep rise in equity markets following the low at the end of the first quarter of 2020 that led to equity derivative losses taken out as part of Jackson’s hedging programme being in excess of the corresponding reduction in guarantee liabilities and the effect of lower interest rates on the value of its guarantees. Hedge costs were also elevated due to the high levels of volatility observed in the period.

Local statutory capital – Jackson National Life (Jackson)

	2020				2019
	Total Adjusted Capital (TAC) $m	Required capital at 'Company Action Level' (CAL) $m	Surplus $m	Ratio %	Surplus $m	Ratio %
1 Jan	5,221	1,426	3,795	366	4,315	458
Capital generation from new business written	191	153	38	(23)	(144)	(75)
Operating capital generation from business in force	798	(177)	975	100	1,531	141
Operating capital generation	989	(24)	1,013	77	1,387	66
Other non-operating movements	(1,832)	115	(1,947)	(108)	(1,524)	(104)
US reinsurance transaction	524	(251)	775	67	-	-
Investment by Athene	500	-	500	25	-	-
Adoption of NAIC reforms	-	-	-	-	142	(17)
Hedge modelling revision	(139)	251	(390)	(80)	-	-
Dividends paid	-	-	-	-	(525)	(37)
31 Dec	5,263	1,517	3,746	347	3,795	366

The movement in surplus over the course of 2020 was driven by;

Operating capital generation from the in-force business was $975 million, in line with our expectations post the Athene transaction. This is lower than 2019 which benefited from a $355 million release of incremental reserves following the integration of the John Hancock business acquired in 2018. The impact of new business improved by $182 million, largely as a result of expected fall in fixed annuity and fixed index annuity sales following repricing actions in the first half of 2020.

Non-operating items reduced surplus by $(1,947) million driven primarily by the impact of market movements where falling interest rates, rising equity markets and elevated volatility have combined to result in derivative losses, net of reserve changes, and an increase in required capital. This included a reduction of $(193) million in deferred tax assets being admitted into statutory surplus and an increase in surplus of $140 million from changes in respect of formal recognition by the regulator of guaranteed asset management revenue.

Surplus benefited from a $500 million investment by Athene and a further $775 million as a result of the reinsurance of the in-force fixed annuity and fixed index annuity portfolio in June.

At 31 December 2019, Jackson early adopted the provisions of the National Association of Insurance Commissioners Valuation Manual Minimum Standards No. VM-21 (VM-21). As announced on 28 January 2021, Jackson determined that a simplifying modelling assumption was not consistent with its intent in the adoption of VM-21 and the revised modelling adopted for calculating reserves and capital reduced surplus by $(390) million through a reduction in TAC and an increase in CAL.

Group reporting segments after proposed separation of Jackson

In presenting its results for 2020, the Group continues to report its business using the following segments:

Asia (including insurance and asset management business); and

US (including Jackson and US asset management business).

Other operations are classified as unallocated to a segment, which includes the Group’s head office functions in London and Hong Kong and Africa insurance operations.

In preparation for the planned separation of Jackson, from 2021 the Group has revised its internal management information to focus on the following revised segments, which will be used for external reporting from half year 2021.


China JV

Hong Kong

Indonesia

Malaysia

Singapore

Growth markets and other (including Africa)

Eastspring

The Group’s head office functions will continue to be unallocated to a segment. The US has been classified as discontinued following the Board’s decision to proceed with a demerger in the second quarter of 2021.

A summary of the Group’s key performance indicators by these segments going forward are as set out below.

	Actual exchange rate
	APE sales		New business profit		Adjusted operating profit**		EEV for long-term business
	2020 $m	2019 $m	2020 $m	2019 $m	2020 $m	2019 $m	2020 $m	2019 $m
China JV	582	590	269	262	251	219	2,798	2,180
Hong Kong	758	2,016	787	2,042	891	734	20,156	18,255
Indonesia	267	390	155	227	519	540	2,630	2,737
Malaysia	346	355	209	210	309	276	4,142	3,535
Singapore	610	660	341	387	574	493	8,160	7,337
Growth markets and other***	1,245*	1,232*	440	394	835*	737*	4,975*	3,858*
Eastspring	n/a	n/a	n/a	n/a	283	283	n/a	n/a
Total	3,808*	5,243*	2,201	3,522	3,662*	3,282*	42,861*	37,902*
*
Includes amounts relating to Africa.
**
Further analysis of Adjusted operating profit for Asia is set out in note I(v) in the Additional unaudited financial information.
***
Adjusted operating profit includes other of $119 million (2019: $125 million) and primarily comprises of taxes for joint ventures and associates and other non-recurring items.

Notes
1
On a constant exchange rate basis.
2
Adjusted IFRS operating profit based on longer-term investment returns is management’s primary measure of profitability and provides an underlying operating result based on longer-term investment returns and excludes non-operating items. Further information on its definition and reconciliation to profit for the year is set out in note B1.1 of the IFRS financial statements.
3
On an actual exchange rate basis.
4
Calculated on a Moody’s total leverage basis.
5
Approximately half of the corporate expenditure is incurred in sterling and our assumptions forecast an exchange rate of £1=$1.2599.
6
As compared with head office expenditure of $(490) million in 2018 and before a planned $10 million increase in Africa costs as previously disclosed.
7
Attributed to the shareholders of the Group before deducting the amount attributable to the non-controlling interests. This presentation is applied consistently throughout the document.
8
See note II of the Additional unaudited financial information for definition and reconciliation to IFRS balances.
9
For insurance operations, operating free surplus generated represents amounts maturing from the in-force business during the year less investment in new business and excludes non-operating items. For asset management businesses, it equates to post-tax operating profit for the year. Further information is set out in ‘movement in Group free surplus’ of the EEV basis results.
10
Surplus over Group minimum capital requirement and estimated before allowing for second interim ordinary dividend. Shareholder business excludes the available capital and minimum requirement of participating business in Hong Kong, Singapore and Malaysia. Further information on the basis of calculation of the LCSM measure is contained in note I(i) of the Additional unaudited financial information.
11
In 2020, given the significant market volatility in certain months during the year, average liabilities used to derive the margin for fee income in Asia have been calculated using quarter-end balances throughout the year as opposed to opening and closing balances only to provide a more meaningful analysis. The 2019 margin have been amended for consistency albeit impacts are minimal.
12
Operating free surplus generated before restructuring costs.
13
Net cash amounts remitted by business units are included in the holding company cash flow, which is disclosed in detail in note I(iii) of the Additional unaudited financial information. This comprises dividends and other transfers from business units that are reflective of emerging earnings and capital generation.
14
Total insurance margin ($2,648 million) and fee income ($282 million) of $2,930 million divided by total life income excluding other income of $3,343 million (Comprised of total life income of $6,491 million less other income of $3,148 million).
15
Central expenses comprises other income and expenditure of $(748) million (2019: $(926) million on an actual exchange rate basis) and restructuring and IFRS 17 implementation costs of $(208) million (2019: $(110) million on an actual exchange rate basis).
16
On a constant exchange rates basis Eastspring average funds under management over the year to 31 December 2019 were $211.5 billion (actual exchange rate basis: $214.0 billion). Average funds under management over the year to 31 December 2020 were $227.1 billion.
17
For discussion on the basis of preparation of the sources of earnings in the table see note I(iv) of the Additional unaudited financial information.
18
Cogent Annuity Brandscape+37 Net Promoter Score (‘NPS’) for Jackson variable annuities, compared to an industry average NPS of 0.
19
LIMRA: through the third quarter of 2020, Jackson accounted for 16.5% of new sales in the U.S. retail variable annuity market and ranked number 1 in variable annuity sales.
20
Market Metrics Q3 2020 Sales, Staffing, and Productivity Report: Jackson’s variable annuity sales per wholesaler are more than 10% higher than its nearest competitor.
21
Calculated on a US GAAP basis as the ratio of total debt (including senior debt, hybrid debt and preferred securities) to total debt and shareholders’ equity (excluding Accumulated Other Comprehensive Income).
22
Excluding money market funds and funds managed on behalf of M&G plc.
23
APE sales substantially from full-premium products sold through referrals to agents and a small amount of revenue from 37 new digital products.
24
Representing the RBC ratio of Jackson National Life that reflects the capital and capital requirements of Jackson National Life and its subsidiaries, including Jackson National Life NY.
25
The term ’Non-operating items’ is used in this report to refer to items excluded from adjusted IFRS operating profit based on longer-term investment returns from continuing operations, including short term investment fluctuations in investment returns on shareholder-backed business, corporate transactions and amortisation of acquisition accounting adjustments. For the avoidance of doubt this analysis is not intended to align with ‘results of operating activities’ as discussed in IAS 1 Presentation of Financial Statements.

Group Chief Risk and Compliance Officer’s report on the risks facing our business and how these are managed

Enabling decisions to be taken with confidence

Our Group Risk Framework and risk appetite have allowed us to control our risk exposure throughout 2020. Our governance, processes and controls enable us to deal with uncertainty effectively, which is critical to the achievement of our strategy of capturing long-term structural opportunities and helping our customers achieve their long-term financial goals.

This section explains the main risks inherent in our business and how we manage those risks, with the aim of ensuring an appropriate risk profile is maintained. Although Jackson is preparing to be a fully independent business, until the proposed demerger is effected Jackson’s risks (as with those of the Group’s other businesses) will continue to be managed within the Group Risk Framework and this report reflects this position.

1.
Introduction

The Group
2020 was a truly eventful year. The Covid-19 pandemic swept across the world and has resulted in significant humanitarian suffering and material and prolonged disruption to social and economic activity. The business had to consider and navigate the risks arising from the Covid-19 on multiple fronts. These included capital and liquidity risks arising from abrupt market dislocation as well as risks associated with the disruption to the Group’s operations across Asia, Africa, the US and UK. Concurrently, the business has maintained uninterrupted delivery of services for its policyholders, and has been committed to doing the right thing for both its customers and employees throughout the crisis. The Risk, Compliance and Security function has successfully transitioned into, and maintained, new ways of working across multiple time zones to provide strong stewardship and enhanced monitoring of these risks during the most acute phases of the pandemic’s impact.

Through these extraordinary circumstances, the function has also provided risk opinions, guidance and assurance on critical activity, including Athene’s reinsurance of $27.6 billion of Jackson’s fixed and fixed index annuity portfolio and $500 million equity investment into Prudential’s US business, the proposed demerger of Jackson from the Group and the revision to its hedge modelling for US statutory standards for calculating reserves and capital. At the same time, the function retained its focus on managing the risks of the ongoing business, performing its defined role in providing risk management support and oversight, as well as objective challenge to ensure the Group remained within its risk appetite.

The Group continues to engage constructively with the Hong Kong Insurance Authority (IA) as its Group-wide supervisor and is transitioning to a new supervisory framework. The Group’s mature and well-embedded risk framework will enable decisions to be taken with confidence as the business seeks to capture the opportunities in the growth markets in which it is now focused while continuing to operate prudently with discipline.

The world economy
At the start of 2020 the prospects for global growth appeared to be improving. This positive momentum was abruptly reversed by the Covid-19 pandemic, leading to the shutdown of much of the world’s economy and a sharp recession. In response to this unprecedented shock, governments and central banks deployed massive fiscal and monetary stimulus measures to mitigate the impact on the labour force and restore confidence in financial markets. Driven largely by the strong macro policy response, global economies have started to recover although this remains far from complete. In Asia, China has been leading the economic rehabilitation, benefitting other Asian economies to an extent, although the regional recovery to date has been highly uneven. The economic environment in Asia is expected to remain challenging given the limited headroom for additional conventional monetary easing, increasing inflation risks from weaker foreign exchange rates, supply chain disruptions, and increasing fiscal pressures. Viewed more broadly, the pandemic has increased the debt burden of many economies and may result in sovereign debt sustainability issues, increasing the dependence on low interest rates by governments.

Financial markets
2020 began with risk assets performing well until concerns over the economic impact of the Covid-19 outbreak dented investor confidence, eventually leading to a global sell-off that unfolded at extraordinary speed. The S&P 500 index plunged by 35 per cent from an all-time high on 19 February 2020 to its low point on 23 March 2020. Interest rates in major markets declined significantly, falling to historical lows as investors fretted over the risks to the economic outlook. Credit spreads widened significantly, in line with the plunge in equity markets. The stress on financial markets was broadly eased by the central banks maintaining accommodative monetary policies and implementing various support programmes. Since their trough in March 2020, financial markets have rallied strongly, initially driven by broad reductions in infection rates in some countries, optimism with respect to the restart of the global economy, and, in the US, a small group of large-cap stocks that has buoyed the cap-weighted index. Risk assets in particular continued to rally strongly in the second half of 2020.

Risk asset valuations appear elevated and display some disconnect with economic fundamentals, and may therefore be subject to the risk of a correction given the renewed lockdowns implemented across the world towards the end of 2020 and into 2021, the logistical challenges to the roll out of Covid-19 vaccination programmes (which may more prolonged than initially anticipated) and the development of new strains of the coronavirus. On interest rates, the consensus outlook is of an environment in which they will remain low-for-longer. The US Federal Reserve’s forward guidance has constrained expectations of higher short term yields in the foreseeable future, while economic fundamentals and globally accommodative conditions are likely to keep downward pressure on long term yields. For credit assets, risks of a further round of widespread pressure on corporate liquidity - as experienced during 2020 - remain, given the stretched credit fundamentals of corporate borrowers, although the magnitude of the pre-funding and liquidity-raising that has been accomplished in 2020 is expected to mitigate this to an extent.

(Geo)political landscape
During the first half of 2020, the civil unrest increasingly seen in many places across the world were partially curtailed by the Covid-19 restrictions put in place by governments. The second half of the year, saw an increase in popular protests against long-standing social issues and inequalities and were in some cases triggered by national elections in the US, Africa and Asia. An observable trend in recent protest movements, aided by social media, is the speed and frequency at which they can gather momentum and their evolving forms of leadership. The stability of governments is likely to be tested in different ways and potentially on a more frequent basis as a result, as will the resilience of businesses. As a global organisation, the Group has well-established local and global plans to mitigate the business risks from disruption. These have operated well when deployed across the Group during the Covid-19 crisis and also locally during the outbreaks of unrest seen during 2020 and continued into 2021 in markets where the Group operates. Operational resilience will continue to be critically evaluated and enhanced as the longer-term lessons, from the pandemic response in particular, become clearer. Governmental responses to the pandemic have involved a necessary balancing of the impacts to people’s health and lives, their individual rights and liberties, and economic growth. These considerations, and the dynamics between and within them, have become increasingly politicised and another source of polarisation and popular discontent which, in some places, have also provided impetus to protest movements.

Many governments continue to face the challenge of reconciling the inter-connectedness of the global economy with pressure to prioritise national self-interests. The experience of the pandemic may provide a further impetus to the regionalisation or fragmentation of global trade, investment and standards, and risks undermining efforts in international cooperation and coordination. Into 2021, accessibility to Covid-19 vaccine supplies, which may become a prolonged challenge, has the potential to contribute to an increase in geopolitical tensions. A key source of geopolitical risk during 2020 was the US-China relationship and its wider impact on international relations, and this looks likely to continue during President Biden’s term in office. Hong Kong’s perceived level of autonomy will remain influential in geopolitical tensions, with potential global trade and economic consequences. Responses by the US, UK and other governments to the enactment and application of the national security law in Hong Kong and other constitutional or legislative changes in the territory, which continue to develop, may impact Hong Kong’s economy. Being a key market for the Group which also hosts regional and head office functions, this could potentially impact Prudential’s sales, operations and product distribution. For internationally active groups which operate across impacted jurisdictions such as Prudential, these government responses and measures add to the complexity of legal and regulatory compliance. Compliance with Prudential’s legal or regulatory obligations in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group.

Regulations
Prudential operates in highly regulated markets, and the nature and focus of regulation and laws remain fluid. A number of national and international regulatory developments are in progress, with a continuing focus on solvency and capital standards, conduct of business, systemic risk regulation, corporate governance and senior management accountability, and macroprudential policy. Some of these changes will have a significant impact on the way that the Group operates, conducts business and manages its risks. With geopolitical tensions elevated, the complexity of sanctions compliance is increasing and continues to represent a challenge for international businesses. These regulatory developments will continue to be monitored at a national and global level and form part of Prudential’s engagement with government policy teams and regulators. The immediate regulatory and supervisory responses to Covid-19 have been broad and have included increased scrutiny of the operational resilience, liquidity and capital strength (including the impact of making dividend payments) of financial services companies as well as changes that have helped the Group to continue to support its customers through non-face-to-face contact. The financial burden in addressing the pandemic is likely to influence changes in governmental fiscal policies, laws or regulations aimed at increasing financial stability, and this may include measures on businesses or specific industries to contribute to, lessen or otherwise support, the financial cost to governments of treating patients and meeting the logistical challenges of providing vaccines. It is possible that requirements are imposed on private insurance companies and healthcare providers to cover costs associated with the treatment and prevention of Covid-19 beyond contractual or policy terms.

Against this evolving regulatory backdrop, constructive engagement continues with Prudential’s Group-wide supervisor, the Hong Kong IA, on the Group-wide Supervision (GWS) Framework. The GWS Framework is expected to be effective for Prudential upon designation by the Hong Kong IA in the second quarter of 2021, subject to transitional arrangements. The primary legislation was enacted in July 2020 and will come into operation on 29 March 2021. The framework adopts a principle-based and outcome-focused approach, and allows the Hong Kong IA to exercise direct regulatory powers over the holding companies of multinational insurance groups, reinforcing Hong Kong’s position as a preferred base for large insurance groups in Asia Pacific and a global insurance hub. During 2020, the Hong Kong IA engaged with the Group and other relevant stakeholders in the development of the GWS framework, which will be anchored on the requirements for three pillars: capital, risk and governance, and disclosure.

Societal developments
The experience of the pandemic has underlined the ability of evolving demographic, geographical and environmental factors to change the nature, likelihood and impact of extreme events. These factors can also drive public health trends such as increasing obesity, with consequential potential impacts to Prudential’s underwriting assumptions and product design. While insights can be gleaned from the current pandemic, the unique set of variables associated with extreme events means that their impact on the functioning of society, and the disruption to business operations, staff, customers and sales, cannot be predicted or fully mitigated. The Group has been actively managing the impact of the crisis as it has developed over 2020 and into 2021, including assisting affected policyholders and staff in meeting their resulting needs.

In support of increased ease of access and social inclusion, and to meet evolving customer needs, the Group is increasing its use of digital services, technologies and distribution methods for the products and services that it offers. The Covid-19 pandemic has accelerated these developments, with the Group’s businesses having implemented virtual face-to-face sales of select ranges of products in many of its markets, and adoption of Prudential’s Pulse application has continued to increase. The digital health platform is now available in 15 markets in 11 languages, with total downloads having reached 20 million as of February 2021. Changes to the Group’s use of technology and distribution models have broad implications, touching on Prudential’s conduct of business, increasing the risks of technology and data being compromised or misused and potentially leading to new and unforeseen regulatory issues.

A strong sense of purpose for an enterprise is a driver of long-term profitability, and this is making companies evaluate their place in, and contribution to, society. The ‘why and how’ a business acts has become arguably at least as important as what it produces or the services that it provides. Understanding and managing the environmental, social and governance (ESG) impact and requirements of its business is fundamental to Prudential’s brand, reputation and ultimately its long-term success. Ensuring high levels of transparency and responsiveness to stakeholders is a key aspect of this. Recent events have highlighted the structural inequalities in our societies and are prompting organisations to question where they stand on these important issues. Prudential’s ESG Strategic Framework is designed to deliver on its purpose of ‘helping people get the most out of life’. It includes a focus on inclusivity: inclusivity of access to quality healthcare, protection and savings for our customers; inclusivity of the working environment for our people; and inclusivity in the Group’s support of the transition to low-carbon in the economies, markets and communities in which it operates.

2.
Key internal, regulatory, economic and (geo)political events over the past 12 months

Q1 2020	Q2 2020	Q3 2020	Q4 2020
In January 2020, the virus responsible for what initially appeared to be viral pneumonia is identified as a novel coronavirus. The resulting disease is subsequently named Covid-19, and over 2020 the coronavirus begins its spread across the globe. Across its markets the Group rolls out initiatives to support customers and staff.

In January, Prudential Vietnam announces an exclusive bancassurance partnership with Southeast Asia Commercial Joint Stock Bank (SeABank), a fast-growing bank in Vietnam with around 1.2 million customers and almost 170 branches, for a 20-year term.

On 20 March, the Hong Kong IA published the Insurance (Amendment) (No. 2) Bill as part of its submission to the Hong Kong LegCo, a key step towards GWS implementation.

In Singapore, a revised risk-based capital framework (RBC2) for insurers comes into force as at 31 March 2020.

The California Consumer Protection Act (CCPA) comes into force on 1 January 2020, creating data privacy rights to California consumers. Jackson ensures compliance with the Act in December 2019.
The National Association of Insurance Commissioners (NAIC) implements changes to the US statutory reserve and capital framework for variable annuities, effective from 1 January 2020. Jackson chooses to early adopt the changes as at 31 December 2019 for US statutory reporting.

The Covid-19 pandemic shuts down much of the world’s economy and triggers a sharp recession. Equity markets sell off at an extraordinary speed, volatility spikes, credit spreads widen sharply and interest rates in major markets decrease to new historical lows. Central banks maintain accommodative monetary policies and implement various asset purchase and support programmes to restore confidence in financial markets. Governments deploy massive fiscal stimulus to mitigate the economic fallout and the unprecedented shock on the labour force.

On 18 June 2020 the Group announces the reinsurance of $27.6 billion of Jackson’s fixed and fixed index annuity portfolio by Athene, and a $500 million equity investment into Prudential’s US business in return for an 11.1 per cent economic interest.

Shriti Vadera joins the Board as a Non-executive Director and member of the Nomination & Governance Committee on 1 May 2020, and succeeds Paul Manduca as Chair of the Board and of the Nomination & Governance Committee on 1 January 2021.

IAIS releases the requirements for a Covid-19 tailored Data Collection exercise for 2020. The original Data Collection exercise, released in March for the purpose of monitoring the build-up of systemic risk for insurers, is paused for 2020. In April 2020, the IAIS also releases the requirements for the 2020 ICS and Aggregation Method Data Collection exercises.

The Network for Greening the Financial System publishes its Guide for Supervisors in May 2020 which outlines recommendations for integrating climate-related and environmental risks into prudential supervision.

Markets rally sharply during Q2 on the back of asset purchases, direct intervention by the US Federal Reserve in credit markets, stimulus programmes, the gradual rebound in economic activity enabled by the progressive easing of lockdown measures and a broad reduction in virus infection rates.

A broad easing of Covid-19 restrictions begins to take place across many countries in the latter half of Q2 and into Q3, including in some countries with high infection rates, with many countries taking steps to mitigate a second wave of infections. Other countries, such as the US and those in Central and South America and South Asia continue to see high daily case numbers.

In August, and building on its earlier announcement in May, the Group announces its intention to fully separate Jackson from the Group. This is followed by a further announcement in January 2021 confirming that the separation will be facilitated by way of demerger, which is proposed to complete in Q2 2021.

The Insurance (Amendment) (No. 2) Ordinance, being the enabling primary legislation providing for the GWS Framework was enacted on 24 July 2020 and will come into operation on 29 March 2021. The relevant subsidiary legislation, including the Insurance (Group Capital) Rules, was tabled before the Legislative Council on 6 January 2021 and will also come into operation on 29 March 2021. The GWS Framework is expected to be effective for Prudential upon designation by the Hong Kong IA in the second quarter of 2021, subject to transitional arrangements.

The US Federal Reserve adopts a new flexible average inflation targeting strategy and introduces new forward guidance on interest rates that delays future increases until the economy reaches maximum employment and inflation rises to 2 per cent and is on track to moderately exceed this level for some time.

US GDP increases by $1.6 trillion over Q3, partially offsetting the decrease of $2.0 trillion in Q2, as consumer spending rebounds strongly. Meanwhile, China’s GDP growth improves from 3.2 per cent year-on-year in Q2 to 4.9 per cent in Q3. Growth in all major investment activities return to positive levels, with real growth rising from -1.1 per cent y-o-y in August to 2.4 per cent in September.

Volatility in the financial markets remain elevated. Equity markets briefly fall in September, accompanied by a sell-off in US treasuries, although this is short-lived and avoids a collapse of similar levels as seen in March. As credit market conditions stabilise, central banks, including the US Federal Reserve and European Central Bank (ECB), lower the pace of their asset purchases.

A new national security law for Hong Kong is implemented on 30 June 2020. The US response includes enactment of the Hong Kong Autonomy Act which introduces potential sanctions on financial institutions doing significant business with Chinese officials materially contributing to the alleged erosion of Hong Kong’s autonomy. Over Q3 and Q4 the US introduces sanctions on a range of individuals and entities in connection to a number of issues.

On 31 July 2020, Carrie Lam postpones the September LegCo elections for one year, citing coronavirus concerns.

Covid-19 cases surge in Q4 across the US and Europe. Towards the end of 2020, major European economies start to reintroduce restrictions on movement and business to various degrees. Amid this increase in infection rates, vaccine approvals and roll-outs begin to take place in the UK and other countries.

Against the backdrop of the US election and positive Covid-19 vaccine news, equity markets continue to rally in November and volatility reaches new post-March lows. Central banks of major economies keep interest rate levels on hold. In Europe, the Pandemic Emergency Purchase Programme resolves to continue bond purchases until June 2021. In the US, a second stimulus package worth $900 billion passed in December.

The US elections take place amid a surge in coronavirus case numbers across the country. After legal challenges from President Trump are denied by the courts and the storming of the US Capitol buildings by protestors, Joe Biden is inaugurated as the 46th US president on 20 January 2021, taking control of both houses of Congress.

On 15 November, at the annual Association of Southeast Asian Nations (ASEAN) Leaders Summit, 15 countries formally sign the Regional Comprehensive Economic Partnership (RCEP) trade deal, making it the world’s largest trading bloc. Signatories aim to work through ratification of the deal in 2021. The RCEP comprises all ten ASEAN economies, plus China, Japan, South Korea, Australia and New Zealand.

Moves to ban an opposition party in 2019 trigger anti-establishment protests in Thailand in early 2020. Protest activity peaks in mid-October and spikes again mid-November, with protest leaders threatening to resume demonstrations with increased intensity in early 2021.

In the run-up to the Uganda presidential elections on 14 January 2021, violence breaks out in Kampala with dozens killed in the first few weeks of electoral campaigning.

In early October, Nigeria is rocked by the outbreak of nationwide demonstrations against police brutality that leaves a reported 56 people dead.

On 23 October, the China’s Central Bank, the People’s Bank of China, publishes a draft banking law recognising, and providing a regulatory framework for, its planned central bank digital currency, the digital yuan.

On 11 November 2020, China’s National People’s Congress Standing Committee determines that Hong Kong LegCo members can be disqualified on various grounds including endangering national security, with four members being immediately disqualified. In protest, the remaining 15 member pro-democracy bloc resign en masse.

On 30 December 2020, the EU and China reach an agreement in principle on the Comprehensive Agreement on Investment, which covers market access. Both sides commit to finalising detailed negotiations on the investment protections covered by the Agreement, which will require ratification, within two years.

3.
Managing the risks in implementing our strategy

This section provides an overview of the Group’s strategy, the significant risks arising from the delivery of this strategy and current risk management focus. The risks outlined below, which are not exhaustive, are discussed in more detail in section 5.

Our strategy	Significant risks arising from the delivery of the strategy	Risk management focus

Group-wide
Our strategy is to capture the long-term structural opportunities for our markets and geographies, while operating with discipline and seeking to enhance our capabilities through innovation to deliver high-quality resilient outcomes for our customers.
● Transformation risks around key change programmes, including those related to the Group’s digital strategy
● Continuing development of the transformation risk framework, including risk appetite, and focus on, and ensuring consistency in, transformation risk management across the Group’s business units.
● Provision of independent risk assurance, challenge and advice on first line programme risk identification and assessments.
● Focus on the financial and non-financial stability of Jackson as a standalone business.

● Group-wide regulatory risks
● Ongoing compliance with in-force regulations and management of new regulatory developments.
● Engagement with national governments, regulators and industry groups on macroprudential and systemic risk-related regulatory initiatives, international capital standards, and other initiatives with Group-wide impacts.
● Implementation of the Group-wide Supervision Framework, which is expected to be effective for Prudential upon designation by the Hong Kong IA in the second quarter of 2021, subject to transitional arrangements.

● Information security and data privacy risks
● Operationalisation of the Group-wide governance model and strategy for cyber security management focusing on automation, business enablement, efficiency, and continuous improvement.
● Continued focus on compliance with applicable privacy laws across the Group and the appropriate and ethical use of customer data.

● Business disruption and third-party risks
● Continued application of the Group’s global business continuity management framework, with an enhanced focus on operational resilience as it relates to business disruption tolerance levels and customer impacts. Embedding of insights from the Covid-19 pandemic.
● Applying the distinct oversight and risk management required over the Group’s third parties, including its strategic partnerships for product distribution, non-traditional services and processing activities.

● Conduct risk
● Implementing and embedding the Group-wide customer conduct risk management framework and policy, with particular focus on sales practices and the Group’s digital ecosystem.
● Enhancement of conduct risk oversight using data analytics.

	● Model and data risks	● Focus on requirements for data and AI and complex tooling ethics principles and framework. ● Ongoing risk assessment of tools used.
● People and culture
● Focus on Group Culture as a key mechanism to support sound risk management behaviours, practices and awareness.
● Embedding responses and insights from Group-wide employee engagement surveys through enhancements to the Group Risk Framework.

● ESG – commitments and disclosure
● Assessing the potential financial impacts from climate-related transition risk in the asset book and integration of climate risk into the Group Risk Framework.
● Supporting the Group ESG Committee in its responsibility to deliver the Group’s ESG Strategic Framework and develop its disclosures.

Our strategy	Significant risks arising from the delivery of the strategy	Risk management focus

Asia Serving the protection and investment needs of the growing middle class in Asia.	● Financial risks
● Maintaining, and enhancing where necessary, risk limits and implementing business initiatives to manage financial risks, including asset allocation, bonus revisions, product repricing and reinsurance where required.

● Persistency risk
● Implementation of business initiatives to manage persistency risk, including additional payment methods, enhancing customer experience, revisions to product design and incentive structures. Ongoing experience monitoring.

	● Morbidity risk	● Implementation of business initiatives to manage morbidity risk, including product repricing where required. Ongoing experience monitoring.

Africa Providing savings, health and protection solutions to customers in Africa.
As its presence in Africa expands and grows in materiality, the Group will continue to increase its focus on Prudential Africa’s most significant risks. A number of significant Group-wide risks detailed above are considered material in the region, and these include:
● Financial crime and security risks, where the focus is on implementation of Group policies and standards;
● Transformation risks, where the focus is on overseeing and managing parallel initiatives while developing local capabilities to meet the demands of a fast-paced transformation agenda; and
● Regulatory risks, where the focus is on active monitoring of the local regulatory landscape and adoption of Group processes in order to meet international regulatory standards.

United States Providing asset accumulation and retirement income products to US retirees.	● Financial risks
● Maintaining, and enhancing where necessary, risk limits, hedging strategies (including mitigating measures against basis risk), modelling tools and risk oversight appropriate to Jackson’s product mix with a view to demerger from the Prudential Group.

	● Policyholder behaviour risk	● Continued monitoring of policyholder behaviour experience and review of assumptions.

4.
Risk governance

a
System of governance
Prudential has in place a system of governance that promotes and embeds a clear ownership of risk, processes that link risk management to business objectives and a proactive Board and senior management providing oversight of risks. Mechanisms and methodologies to review, discuss and communicate risks are in place together with risk policies and standards to enable risks to the Group to be identified, measured and assessed, managed and controlled, monitored and reported.

Material risks are retained selectively when it is considered that there is value in doing so, and where it is consistent with the Group’s risk appetite and philosophy towards risk-taking. The Group Risk Framework, which is owned by the Board, details Prudential’s risk governance, risk management processes and risk appetite. The Group’s risk governance arrangements are based on the ‘three lines of defence’ model, comprising risk taking and management, risk control and oversight, and independent assurance. The aggregate Group exposure to its key risk drivers is monitored and managed by the Risk, Compliance and Security function, which is responsible for reviewing, assessing, providing oversight and reporting on the Group’s risk exposure and solvency position from the Group economic, regulatory and ratings perspectives.

During 2020, the Group has continued to review and update its policies and processes for alignment with the requirements of its Group-wide supervisor. The Group has also focused on development of its Group-wide customer conduct risk framework and policy; its AI ethics principles; and enhancements to its operational resilience.

The following section provides more detail on our risk governance, risk culture and risk management process.

b
Group Risk Framework

i.
Risk governance and culture
Prudential’s risk governance comprises the Board organisational structures, reporting relationships, delegation of authority, roles and responsibilities, and risk policies that have been established to make decisions and control activities on risk-related matters.

The risk governance structure is led by the Group Risk Committee, supported by independent non-executive directors on risk committees of the Group’s main subsidiaries. The Group Risk Committee reviews and approves changes made to the Group Risk Framework and to relevant policies. It also reviews and approves new risk policies and recommends to the Board any material policies which require Board approval. A number of core risk policies and standards support the Framework to enable risks to the Group to be identified, measured and assessed, managed and controlled, monitored and reported.

The risk governance arrangements for the Group’s major businesses were delayered and strengthened in 2020 with the implementation of direct lines of communication, reporting and oversight of the risk committees of these businesses by the Committee. To support the enactment of these arrangements, the terms of reference for the major business risk committees were aligned and approved locally, and include a standing invitation for the Group Chief Risk and Compliance Officer (CRCO) and the requirement for risk escalations to the Committee.

Culture is a strategic priority of the Board, which recognises its importance in the way that the Group does business. A Group-wide culture framework is currently being implemented to unify the Group towards its shared purpose of helping people get the most out of life. Components of the framework include principles and values that define how the Group expects business to be conducted in order to achieve its strategic objectives, inform expectations of leadership and guide ESG activities. The culture framework components are intended to be supportive of sound risk management practices by requiring a focus on longer term goals and sustainability, the avoidance of excessive risk taking and highlighting acceptable and unacceptable behaviours. The framework is supported through inclusion of risk considerations in performance management for key individuals; the building of appropriate skills and capabilities in risk management; and by ensuring that employees understand and care about their role in managing risk through open discussions. The Group Risk Committee has a key role in providing advice to the Remuneration Committee on risk management considerations to be applied in respect of executive remuneration.

Prudential’s Group Code of Business Conduct and Group Governance Manual include a series of guiding principles that govern the day-to-day conduct of all its people and any organisations acting on its behalf. This is supported by specific risk-related policies which require that the Group act in a responsible manner. These include, but are not limited to, policies related to financial crime covering anti-money laundering and sanctions and anti-bribery and corruption. The Group’s third-party supply policy requires that human rights and modern slavery considerations are embedded across all of its supplier and supply chain arrangements. Embedded procedures to allow individuals to speak out safely and anonymously against unethical behaviour and conduct are also in place.

ESG is overseen by the Board, which is responsible for determining strategy and prioritisation of key focus areas. In order to provide greater senior executive involvement and holistic oversight of ESG matters material to the Group, in 2020, a Group ESG Committee was established. The Committee, chaired by the Group Chief Financial Officer and Chief Operating Officer in his role as ESG sponsor, was supported by senior functional leaders and representatives from the Group’s business units, including the chief investment officers of the Group’s asset managers. The Group ESG Committee reported to the Board in 2020 through the Group Nomination & Governance Committee, comprising the Group’s Chair, the Senior Independent Director, and the chairs of the Audit, Remuneration and Risk committees and was regularly attended by the Group Chief Executive. The policies and procedures to support how the Group operates in relation to certain ESG topics are included in the Group Governance Manual, which establishes standards for managing ESG issues across the Group and sets out the policies and procedures to support how Prudential operates. Further details on the Group’s ESG governance arrangements, including the establishment in early 2021 of a Board Responsibility & Sustainability Working Group, are included in the ESG Report.

ii.
The risk management cycle

Risk identification
In accordance with provision 28 of the UK Corporate Governance Code, a process is in place to support Group-wide identification of the company’s emerging and principal risks and this combines both top-down and bottom-up views of risks at the level of the Group and its business units. The Board performs a robust assessment and analysis of these principal and emerging risks facing the company through the risk identification process, the Group Own Risk and Solvency Assessment (ORSA) report and the risk assessments undertaken as part of the business planning review, including how they are managed and mitigated, which supports decision-making.

The ORSA is the ongoing process of identifying, measuring and assessing, managing and controlling, monitoring and reporting the risks to which the business is exposed. It includes an assessment of capital adequacy to ensure that the Group’s solvency needs are met at all times. Stress and scenario testing, which includes reverse stress testing requiring the Group to ascertain the point of business model failure, is another tool that helps to identify the key risks and scenarios that may have a material impact on the Group. The risk profile is a key output from the risk identification and risk measurement processes and is used as a basis for setting Group-wide limits, management information, assessment of solvency needs, and determining appropriate stress and scenario testing. The Group’s annual set of principal risks is given enhanced management and reporting focus.

Risk measurement and assessment
All identified risks are assessed based on an appropriate methodology for that risk. All quantifiable risks, which are material and mitigated by holding capital, are modelled in the Group’s internal model, which is used to determine economic capital requirements and is subject to independent validation and processes and controls around model changes and limitations.

Risk management and control
The Group’s control procedures and systems focus on aligning the levels of risk-taking with the Group’s strategy and can only provide reasonable, and not absolute, assurance against material misstatement or loss. Risk management and control requirements are set out in the Group’s risk policies and define the Group’s risk appetite in respect of material risks and the framework under which the Group’s exposure to those risks is limited. The processes to enable Group senior management to effect the measurement and management of the Group material risk profile in a consistent and coherent way, which include the flows of management information required, are also set out in the Group’s risk policies. The methods and risk management tools that the Group employs to mitigate each of its major categories of risks are detailed in section 5 below.

Risk monitoring and reporting
The identification of the Group’s principal risks informs the management information received by the Group Risk Committee and the Board. Risk reporting of key exposures against appetite is also included, as well as ongoing developments in the Group’s principal and emerging risks.

iii.
Risk appetite, limits and triggers
The Group recognises that interests of its customers and shareholders, and a managed acceptance of risk in pursuit of its strategy, lies at the heart of its business, and that effective risk management capabilities represent a key source of competitive advantage. Qualitative and quantitative expressions of risk appetite are defined and operationalised through risk limits, triggers and indicators. The Risk, Compliance and Security function reviews the scope and operation of these measures at least annually. The Board approves changes to the Group’s aggregate risk appetite and the Group Risk Committee has delegated authority to approve changes to the system of limits, triggers and indicators.

Group risk appetite is defined and monitored in aggregate by the setting of objectives for its liquidity, capital requirements and non-financial risk exposure, covering risks to shareholders, including those from participating and third-party business. Group limits operate within these expressions of risk appetite to constrain material risks, while triggers and indicators provide additional defined points for escalation. The Group Risk Committee is responsible for reviewing the risks inherent in the Group’s business plan and for providing the Board with input on the risk/reward trade-offs implicit therein. This review is supported by the Risk and Compliance function, which uses submissions from local business units to calculate the Group’s aggregated position relative to Group risk appetite and limits.

●
Capital requirements. Limits on capital requirements aim to ensure that the Group maintains sufficient capital in excess of internal economic capital requirements in business-as-usual and stressed conditions, achieves its desired target rating to meet its business objectives, and supervisory intervention is avoided. The two measures currently in use at the Group level are the regulatory local capital summation method (LCSM) capital requirements (both minimum and prescribed levels) and internal economic capital requirements (‘ECap’), which under the GWS Framework will be determined by the Group Internal Economic Capital Assessment (‘GIECA’). In addition, capital requirements are monitored on local statutory bases.

●
Liquidity. The objective of the Group’s liquidity risk appetite is to ensure that sufficient cash resources are available to meet financial obligations as they fall due in business-as-usual and stressed scenarios. This is measured using a liquidity coverage ratio (LCR) which considers the sources of liquidity against liquidity requirements under stress scenarios.

Non-financial risks. The Group is exposed to non-financial risks, including environmental, social and governance risks, as an outcome of its chosen business activities and strategy. It aims to manage these risks effectively to maintain its operational resilience and its commitments to customers and other external stakeholders, and to avoid material adverse impact on its reputation.

5.
The Group’s principal risks

Broadly, the risks assumed across the Group can be categorised as those relating to its financial situation; its business and industry; regulatory and legal compliance; and those relating to ESG. Principal risks, whether materialising within the Group or at third parties on which the Group relies, may have a financial impact and could also impact the performance of products or services provided to customers and distributors and the ability to fulfil commitments to customers, giving rise to potential risks to its brand and reputation. These risks, which are not exhaustive, are detailed below. The materiality of these risks, whether material at the level of the Group or its business units, is also indicated. The Group’s disclosures covering risk factors are aligned to the same categories and can be found at the end of this document.

In reading the sections below, it is useful to understand that there are some risks that Prudential’s policyholders assume by virtue of the nature of their products, and some risks that the Group and its shareholders assume. Examples of the latter include those risks arising from assets held directly by and for the Group or the risk that policyholder funds are exhausted. This report is focused mainly on risks to the shareholder but will include those which arise indirectly through policyholder exposures.

Covid-19 risks and responses
The Group has responded in a number of ways to the risks arising from the coronavirus pandemic; some responses were part of existing risk management processes and procedures, while others have been initiated specifically in response to the pandemic, in particular during the acute phases experienced in Q1 and Q2.

The Group Critical Incident Procedure (GCIP) defines specific governance to be invoked in the event of a critical incident, such as a significant market, liquidity or credit-related event. This includes, where necessary, the convening of a Critical Incident Group (CIG) to oversee, coordinate, and where appropriate, direct any activity during a critical incident. In response to the economic and financial market shocks triggered by the Covid-19 pandemic the Group CRCO invoked the GCIP and convened a series of CIG meetings to provide high-cadence monitoring and management of potential threats to the capital or liquidity position of the Group. Local Incident Management teams were also activated to monitor and manage the tailored response required to support the operations, customers and employees of the Group’s businesses.

These risks arising from Covid-19, and the Group’s responses to them, are summarised below, with further information provided, where relevant, within the descriptions of the Group’s principal risks.

Risk areas	Responses
● Staff safety and well-being
Proactive move to working from home arrangements across jurisdictions, with Local Incident Management teams monitoring country specific developments, undertaking risk assessments and providing regular staff communications and support.

● Customer outcomes are not met, increasing conduct risk	Initiatives and campaigns rolled out across markets, including customer cash benefits, goodwill payments, and extended grace periods for premium payments.
● Disruption to the operations of the Group, and its key partners
Application of the Group and local business continuity plans. Local Incident Management teams activated to monitor, manage and lead a tailored response to ensure continuity of service to existing customers.

● Financial market and liquidity impacts, including to Group and business unit solvency	Invocation of the GCIP and convening of a CIG to monitor and manage threats to the Group’s solvency or liquidity position.
● Heightened risk of phishing and social engineering tactics	Group-wide phishing and targeted awareness campaigns. Heightened threat monitoring and review of cyber hygiene controls. Active management of connections to the Group network.
● Sales impacts
Roll-out of virtual face-to-face sales processes in most of the Group’s markets with appropriate regulatory engagement, digital product offerings, oversight of incremental conduct and operational risks and ongoing monitoring of the commercial impact to existing sales channels.

● Insurance risks, in particular increased lapses and surrenders resulting from the broader economic effects as well as increased and/or delayed morbidity impacts	Close monitoring by the Group’s businesses and targeted management actions where necessary. Covid-19-related claims have not been material to date, but are being closely monitored.

Risks to the Group’s financial situation (including those from the external macroeconomic and geopolitical environment)
The global economic and geopolitical environment may impact on the Group directly by affecting trends in financial markets and asset values, as well as driving short-term volatility.
Risks in this category include the market risks to our investments and the credit quality of our investment portfolio as well as liquidity risk.

Global economic and geopolitical conditions
Changes in global economic conditions can impact Prudential directly; for example, by leading to reduced investment returns and fund performance and liquidity, and increasing the cost of promises (guarantees) that have been made to the Group's customers. Changes in economic conditions, such as the abrupt and uncertain longer-term impacts resulting from the Covid-19 crisis, can also have an indirect impact on the Group; for example, leading to a decrease in the propensity for people to save and buy Prudential’s products, as well as changing prevailing political attitudes towards regulation.

The geopolitical environment can also impact the Group in a wide range of ways, both directly and indirectly. Financial markets and economic sentiment have been highly susceptible to geopolitical developments in recent years, with implications for the Group’s financial situation. We have seen in recent times that geopolitical tensions can result in the imposition of protectionist or restrictive regulatory and trading requirements by governments and regimes. The Covid-19 pandemic has further prompted governments to rethink the current globalised nature of supply chains, while accessibility to vaccine supplies has the potential to contribute to an increase in geopolitical tensions. These factors may have geopolitical and trading implications, the full extent of which may not be clear for a while. Various governments have effected, or may effect, the postponement of elections and other constitutional or legislative processes in response to the pandemic, and the longer-term impact from this increase in constitutional and political uncertainty remains to be seen. The pandemic has had a negative impact on all economies, with increased fiscal burdens, higher levels of borrowing and reduced revenues. These pressures will impact on the business operating environments, for example, through changes to taxation, and are likely to contribute to political pressures for governments.

Responses by the US, UK and other governments to the enactment and application of the national security law in Hong Kong and other constitutional or legislative changes in the territory, which continue to develop, may impact Hong Kong’s economy. Being a key market for the Group which also hosts regional and head office functions, this could potentially impact Prudential’s sales, operations and product distribution. For internationally active groups which operate across impacted jurisdictions such as Prudential, these government measures and responses add to the complexity of legal and regulatory compliance. Compliance with Prudential’s legal or regulatory obligations in one jurisdiction may conflict with the law or policy objectives of another jurisdiction, or may be seen as supporting the law or policy objectives of that jurisdiction over another, creating additional legal, regulatory compliance and reputational risks for the Group. All these factors can increase the operational, business disruption, regulatory and financial market risks to the Group and can directly impact its sales and distribution networks. Developments in Hong Kong and the continuing impacts of the pandemic are being closely monitored by the Group and plans have been enacted to manage the disruption to the business, its employees and its customers within existing business resilience processes. Further information on the Group’s business disruption risks are included below.

Macroeconomic and geopolitical risks are considered material at the level of the Group.

Market risks to our investments
This is the potential for reduced value of Prudential’s investments resulting from the volatility of asset prices, driven by fluctuations in equity prices, interest rates, foreign exchange rates and property prices. Interest rates in the Group’s key markets decreased to historically low levels in Q1 2020, with the stance of central banks making it likely they will remain extremely low for a while. A persistently low interest rate environment poses challenges to both the capital position of life insurers as well as to new business profitability and this is a scenario that the Group is planning for.

The Group has appetite for market risk where it arises from profit-generating insurance activities to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

The Group’s market risks are managed and mitigated by the following:
-
The Group market risk policy;
-
The Group Asset Liability Committee – a first-line risk management advisory committee to the Group Chief Executive Officer which supports the identification, assessment and management of key financial risks significant to the achievement of the Group’s business objectives;
-
Risk appetite statements, limits and triggers;
-
Asset and liability management programmes which include management actions such as asset allocation, bonus revisions, repricing and the use of reinsurance where appropriate;
-
Hedging derivatives, including equity options and futures, interest rate swaps and swaptions and currency forwards;
-
The monitoring and oversight of market risks through the regular reporting of management information; and
-
Regular deep dive assessments.

As noted above, in response to the economic and financial market shocks triggered by the Covid-19 pandemic, the Group CRCO invoked the GCIP and convened a series of CIG meetings to provide high-cadence monitoring and management of any potential threats to the capital or liquidity position of the Group.

●
Equity and property investment risk. In Asia, the shareholder exposure to equity price movements results from unit-linked products, where fee income is linked to the market value of the funds under management. Further exposure arises from with-profits businesses where bonuses declared are based broadly on historical and current rates of return from the Asia business’s investment portfolios, which include equities.

In Jackson, investment risk arises from the assets backing customer policies. Equity risk is driven by the variable annuity business, where the assets are invested in both equities and bonds and the main risk to the shareholder comes from providing the guaranteed benefits offered. The exposure to this is primarily controlled by using a derivative hedging programme, as well as through the use of reinsurance to pass on the risk to third-party reinsurers.

Basis risk is the inherent risk associated with imperfect hedging and is caused by variables or characteristics that drive differences between the value of an underlying position and the hedge instruments used to offset changes in its value. Within Jackson’s variable annuity business, basis risk can arise from differences between the performance of the Separate Account funds in which policyholders choose to invest and that of the instruments used to replicate these funds for hedging and liability modelling purposes, which are primarily linked to the S&P 500 index. This risk exposure is proportionate to the magnitude of liability risk/hedge position which fluctuates with equity and interest rate levels. While the market sell-off in Q1 2020 increased this liability risk/hedge exposure, the subsequent rally in equity markets over 2020 has had a corresponding opposite and positive impact. Jackson continues to actively evaluate the costs and benefits of ways to further mitigate basis risk.

●
Interest rate risk. This is driven by the valuation of Prudential’s assets (particularly the bonds that it invests in) and liabilities, which are dependent on market interest rates and expose the Group to the risk of those moving in a way that is detrimental. Some products that Prudential offers are sensitive to movements in interest rates. As part of the ongoing management of this risk, a number of mitigating actions to the in-force business have been taken, as well as repricing and restructuring new business offerings in response to recent relatively low interest rates. Nevertheless, some sensitivity to interest rate movements is still retained. The impact of lower interest rates may also manifest through reduced solvency levels in some of the Group’s businesses, impairing their ability to make remittances, as well as reduced new business profitability.

The Group’s appetite for interest rate risk is limited to where assets and liabilities can be tightly matched and where liquid assets or derivatives exist to cover interest rate exposures.

In Asia, our exposure to interest rate risk arises from the guarantees of some non-unit-linked products with a savings component, including the Hong Kong with-profits and non-profit business. This exposure exists because of the potential for an asset and liability mismatch, where long-dated liabilities and guarantees are backed by short-dated assets, which cannot be eliminated but is monitored and managed through local risk and asset liability management committees against risk appetite aligned with the Group’s limit framework.

Interest rate risk results from the cost of guarantees in the variable annuity and fixed index annuity business, which may increase when interest rates fall. The level of sales of variable annuity products with guaranteed living benefits is actively monitored, and the risk limits we have in place help to ensure we are comfortable with the level of interest rate and market risks incurred as a result. Derivatives are also used to provide some protection. Jackson is also affected by interest rate movements to its fixed annuity book where the assets are primarily invested in bonds and shareholder exposure comes from the mismatch between these assets and the guaranteed rates that are offered to policyholders. As at 1 June 2020, this risk has been substantially transferred as part of the reinsurance transaction with Athene, leaving only a limited exposure from residual policies including those from the blocks acquired externally (ie from the REALIC and John Hancock businesses).

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Foreign exchange risk. The geographical diversity of Prudential’s businesses means that it has some exposure to the risk of foreign exchange rate fluctuations. Some entities within the Group that write policies, invest in assets or enter into other transactions in local currencies or currencies not linked to the US dollar. Although this limits the effect of exchange rate movements on local operating results, it can lead to fluctuations in the Group financial statements when results are reported in US dollars. This risk is accepted within our appetite for foreign exchange risk.

In cases where a non-US dollar denominated surplus arises in an operation which is to be used to support Group capital, or where a significant cash payment is due from a subsidiary to the Group, this currency exposure may be hedged where it is believed to be economically favourable to do so. Further, the Group generally does not have appetite for significant direct shareholder exposure to foreign exchange risks in currencies outside the countries in which it operates, but it does have some appetite for this on fee income and on equity investments within the with-profits fund. Where foreign exchange risk arises outside appetite, currency swaps and other derivatives are used to manage the exposure.

Liquidity risk
Prudential’s liquidity risk arises from the need to have sufficient liquid assets to meet policyholder and third-party payments as they fall due, and the Group considers this under both normal and stressed conditions. It includes the risk arising from funds composed of illiquid assets and results from a mismatch between the liquidity profile of assets and liabilities. Liquidity risk may impact on market conditions and valuation of assets in a more uncertain way than for other risks like interest rate or credit risk. It may arise, for example, where external capital is unavailable at sustainable cost, increased liquid assets are required to be held as collateral under derivative transactions or where redemption requests are made against Prudential’s external funds. Liquidity risk is considered material at the level of the Group.

Prudential has no appetite for any business to have insufficient resources to cover its outgoing cash flows, or for the Group as a whole to not meet cash flow requirements from its debt obligations under any plausible scenario.

The Group has significant internal sources of liquidity, which are sufficient to meet all of our expected cash requirements for at least 12 months from the date the financial statements are approved, without having to resort to external sources of funding. The Group has a total of $2.6 billion of undrawn committed facilities that can be made use of, expiring in 2025. Access to further liquidity is available through the debt capital markets and an extensive commercial paper programme is in place, and Prudential has maintained a consistent presence as an issuer in the market for the past decade.

A number of risk management tools are used to manage and mitigate this liquidity risk, including the following:
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The Group’s liquidity risk policy;
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Risk appetite statements, limits and triggers;
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Regular assessment by the Group and business units of LCRs which are calculated under both base case and stressed scenarios and are reported to committees and the Board;
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The Group’s Liquidity Risk Management Plan, which includes details of the Group Liquidity Risk Framework as well as gap analysis of liquidity risks and the adequacy of available liquidity resources under normal and stressed conditions;
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Regular stress testing;
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Our contingency plans and identified sources of liquidity;
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The Group’s ability to access the money and debt capital markets;
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Regular deep dive assessments; and
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The Group’s access to external committed credit facilities.

Credit risk
Credit risk is the potential for a reduction in the value of investments which results from the perceived level of risk of an investment issuer being unable to meet its obligations (defaulting). Counterparty risk is a type of credit risk and relates to the risk of the counterparty to any contract we enter into being unable to meet their obligations causing the Group to suffer a loss.

Prudential invests in bonds that provide a regular, fixed amount of interest income (fixed income assets) in order to match the payments needed to policyholders. It also enters into reinsurance and derivative contracts with third parties to mitigate various types of risk, as well as holding cash deposits at certain banks. As a result, it is exposed to credit risk and counterparty risk across its business. The assets backing the Jackson general account portfolio and the Asia shareholder business means credit risk is considered a material risk for the Group’s business units.

The Group has some appetite to take credit risk to the extent that it remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

A number of risk management tools are used to manage and mitigate this credit risk, including the following:
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A credit risk policy and dealing and controls policy;
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Risk appetite statements and portfolio-level limits that have been defined on issuers, and counterparties;
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Collateral arrangements for derivative, secured lending reverse repurchase and reinsurance transactions which aim to provide a high level of credit protection;
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The Group Credit Risk Committee’s oversight of credit and counterparty credit risk and sector and/or name-specific reviews;
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Regular assessments; and
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Close monitoring or restrictions on investments that may be of concern.

The total debt securities4 at 31 December 2020 were $125.8 billion (31 December 2019: $134.6 billion). Credit risk arises from the debt portfolio in the Asia business comprising the shareholder, with-profit and unit-linked funds, the value of which was $89.6 billion at 31 December 2020. The majority (69 per cent) of the portfolio is in unit-linked and with-profits funds. The remaining 31 per cent of the debt portfolio is held to back the shareholder business.

In the general account of the Group’s US business, $36.0 billion of debt securities are held to support shareholder liabilities. The shareholder-backed debt portfolio of the Group’s other operations was $0.2 billion as at 31 December 2020. Further details of the composition and quality of our debt portfolio, and exposure to loans, can be found in the IFRS financial statements.

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Group sovereign debt. Prudential invests in bonds issued by national governments. This sovereign debt holding represented 28 per cent or $18.0 billion1 of the shareholder debt portfolio of the Group as at 31 December 2020 (31 December 2019: 22 per cent or $18.8 billion of the shareholder debt portfolio). The particular risks associated with holding sovereign debt are detailed further in our disclosures on risk factors.

The exposures held by the shareholder-backed business and with-profits funds in sovereign debt securities at 31 December 2020 are given in note C1 of the Group’s IFRS financial statements.

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Corporate debt portfolio. In the Asia shareholder business, corporate debt exposures totalled $13.9 billion of which $12.4 billion or 89 per cent were investment grade rated. In the US general account, corporate debt exposures amounted to $26.6 billion following the Athene transaction, and the portfolio remains of high credit quality with 97 per cent5 remaining investment grade rated.

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Bank debt exposure and counterparty credit risk. Prudential’s exposure to banks is a key part of its core investment business, as well as being important for the hedging and other activities undertaken to manage its various financial risks. Given the importance of its relationship with its banks, exposure to the sector is considered a material risk for the Group. The exposure to derivative counterparty and reinsurance counterparty credit risk, which includes the recently announced reinsurance agreement with Athene Life Re, is managed using an array of risk management tools, including a comprehensive system of limits. Where appropriate, Prudential reduces its exposure, buys credit protection or uses additional collateral arrangements to manage its levels of counterparty credit risk.

At 31 December 2020:
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92 per cent of the Group’s shareholder portfolio (excluding all government and government-related debt) is investment grade rated2. In particular, 52 per cent of the portfolio is rated2 A- and above (or equivalent); and
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The Group’s shareholder portfolio is well diversified: no individual sector3 makes up more than 15 per cent of the total portfolio (excluding the financial and sovereign sectors). The exposures held by the shareholder-backed business and with-profits funds in bank debt securities at 31 December 2020 are given in note C1 of the Group’s IFRS financial statements.

Risks from the nature of our business and our industry
These include the Group’s non-financial risks (including operational and financial crime risk), transformation risks from significant change activity and the insurance risks assumed by the Group in providing its products.

Transformation risk
Prudential has a number of significant change programmes under way to deliver the Group’s strategy for growth, improve customer experiences, strengthen its operational resilience and control environment, and meet regulatory and industry requirements. If the Group does not deliver these programmes to defined timelines, scope and cost, this may negatively impact on its operational capability; control environment; reputation; and ability to deliver its strategy and maintain market competitiveness.

Transformation risk remains a material risk for Prudential. The Group’s transformation and change programmes inherently give rise to design and execution risks, and may introduce new, or increase existing, business risks and dependencies. Implementing further strategic transformation initiatives may amplify these risks. In order to manage these risks, the Group’s Transformation Risk Framework aims to ensure that, for both transformation and strategic initiatives, strong programme governance is in place with embedded risk expertise to achieve ongoing and nimble risk oversight, and regular risk monitoring and reporting to risk committees is delivered.

Prudential’s current portfolio of transformation and significant change programmes include the proposed demerger of Jackson from the Group; the expansion of the Group’s digital capabilities and use of technology, platforms and analytics; and improvement of business efficiencies through operating model changes (covering data, systems and people). Programmes related to regulatory/industry change such as the transition to the Hong Kong IA’s GWS Framework, changes required to effect the discontinuation of inter-bank offered rates (IBORs) in their current form and the implementation of IFRS 17 are also ongoing. See below for further detail on these regulatory changes. The Group is cognisant that the speed of technological change in the business could outpace its ability to anticipate all the unintended consequences that may arise. While the adoption of innovative technologies such as artificial intelligence has opened up new product opportunities and channels, it also exposes the Prudential to potential information security, operational, ethical and conduct risks which, if not managed effectively, could result in customer detriment and reputational damage. The Transformation Risk Framework therefore operates alongside the Group’s existing risk policies and frameworks in these areas to ensure appropriate controls and governance are in place to mitigate these risks.

Non-financial risks
In the course of doing business, the Group is exposed to non-financial risks. A combination of the complexity of the Group, its activities and the extent of transformation in progress creates a challenging operating environment. The Group’s main non-financial risks are detailed below. These risks are considered to be material at the level of the Group.

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Operational risk. Prudential defines operational risk as the risk of loss (or unintended gain or profit) arising from inadequate or failed internal processes, personnel or systems, or from external events. This may arise from employee error, model error, system failures, fraud or other events which disrupt business processes or has a detrimental impact to customers. Activities across the scope of our business, including operational activity, regulatory compliance, and those supporting ESG activities more broadly can expose us to operational risks. A large volume of complex transactions is processed by the Group across a number of diverse products and are subject to a high number of varying legal, regulatory and tax regimes. Prudential has no appetite for material losses (direct or indirect) suffered as a result of failing to develop, implement or monitor appropriate controls to manage operational risks.

The Group’s outsourcing and third-party relationships require distinct oversight and risk management processes. A number of important third-party relationships exist which provide the distribution and processing of Prudential’s products, both as market counterparties and as outsourcing partners, including new IT and technology partners. In Asia, the Group continues to expand its strategic partnerships and renew bancassurance arrangements, and in Africa Prudential is continuing its expansion through acquisitions. These third-party arrangements support Prudential in providing a high level and cost-effective service to our customers, but they also make us reliant on the operational resilience and performance of our outsourcing partners.

The Group’s requirements for the management of material outsourcing arrangements, which are in accordance with relevant applicable regulations, are included through its well-established Group-wide third-party supply policy. Third-party management is also included and embedded in the Group-wide framework and risk management for operational risk (see below).

The performance of the Group’s core business activities places reliance on the IT infrastructure, provided by our external IT and technology partners, that supports day-to-day transaction processing and administration. This IT environment must also be secure, and an increasing cyber risk threat needs to be addressed as the Group’s digital footprint increases and the sophistication of cyber threats continue to evolve – see separate information security risk sub-section below. Exposure to operational and other external events could impact operational resilience by significantly disrupting systems, operations and services to customers, which may result in financial loss, customer impacts and reputational damage. Operational challenges also exist in keeping pace with regulatory changes. This requires implementing processes to ensure we are, and remain, compliant on an ongoing basis, including regular monitoring and reporting.

Group-wide framework and risk management for operational risk
The risks detailed above form key elements of the Group’s operational risk profile. A Group-wide operational risk framework is in place to identify, measure and assess, manage and control, monitor and report effectively on all material operational risks across the business. The key components of the framework are:
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Application of a risk and control self-assessment (RCSA) process, where operational risk exposures are identified and assessed as part of a periodical cycle. The RCSA process considers a range of internal and external factors, including an assessment of the control environment, to determine the business’s most significant risk exposures on a prospective basis;
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An internal incident management process, which identifies, quantifies and monitors remediation conducted through root cause analysis and application of action plans for risk events that have occurred across the business;
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A scenario analysis process for the quantification of extreme, yet plausible manifestations of key operational risks across the business on a forward-looking basis. This is carried out at least annually and supports external and internal capital requirements as well as informing risk oversight activity across the business; and
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An operational risk appetite framework that articulates the level of operational risk exposure the business is willing to tolerate, covering all operational risk categories, and sets out escalation processes for breaches of appetite.

Outputs from these processes and activities performed by individual business units are monitored by the Risk function, which provides an aggregated view of the risk profile across the business to the Group Risk Committee and Board.

These core framework components are embedded across the Group via the Group Operational Risk Policy and Standards documents, which set out the key principles and minimum standards for the management of operational risk across the Group. The Group Operational Risk Policy, standards and operational risk appetite framework sit alongside other risk policies and standards that individually engage with key operational risks, including outsourcing and third-party supply, business continuity, financial crime, technology and data, operations processes and extent of transformation. These policies and standards include subject matter expert-led processes that are designed to identify, assess, manage and control operational risks, including:
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A transformation risk framework that assesses, manages and reports on the end-to-end transformation life cycle, project prioritisation and the risks, interdependencies and possible conflicts arising from a large portfolio of transformation activities;
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Internal and external review of cyber security capability and defences;
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Regular updating and testing of elements of disaster-recovery plans and the Critical Incident Procedure process;
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Group and business unit-level compliance oversight and testing in respect of adherence with in-force regulations;
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Regulatory change teams in place to assist the business in proactively adapting and complying with regulatory developments;
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On financial crime risks (see below), screening and transaction monitoring systems are in place and a programme of compliance control monitoring reviews is undertaken, as well as regular risk assessments;
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A framework is in place for emerging risk identification and analysis in order to capture, monitor and allow us to prepare for operational risks that may crystallise beyond the short-term horizon;
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Corporate insurance programmes to limit the financial impact of operational risks; and
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Reviews of key operational risks and challenges within Group and business unit business plans.

These activities are fundamental in maintaining an effective system of internal control, and as such outputs from these also inform core RCSA, incident management and scenario analysis processes and reporting on operational risk. Furthermore, they also ensure that operational risk considerations are embedded in key business decision-making, including material business approvals and in setting and challenging the Group’s strategy.

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Business disruption risk. Events in 2020 have shown how material business disruption risk is to effective business operations and delivery of business services to policyholders, and the potential impact to our customers and the market more broadly. The Group continuously seeks to develop greater business resilience through planning, preparation, testing and adaption. Business continuity management (BCM) is one of a number of activities undertaken by the Group Security function that helps the Group to protect its key stakeholders and its systems, and business resilience is at the core of the Group’s embedded BCM programme. The BCM programme and framework are appropriately linked to all business activities, and includes business impact analyses, risk assessments, incident management plans, disaster recovery plans, and the exercising and execution of these plans. Based on industry standards, the BCM programme is designed to provide business continuity that matches the Group’s evolving business needs and is appropriate to the size, complexity and nature of the Group’s operations. Prudential is also taking a broader, multi-functional approach to building greater business resilience, working with our external third-party providers and our service delivery teams to improve our ability to withstand, absorb and recover from disruption to our business services, while minimising the impact on our customers. The Group continuously reviews and develops its contingency plans and its ability to respond effectively when disruptive incidents occur, such as those resulting from the Covid-19 pandemic and, prior to this, the Hong Kong protests in 2019. Business disruption risks are closely monitored by the Group Security function, with key operational effectiveness metrics and updates on specific activities being reported to the Group Risk Committee and discussed by cross-functional working groups.

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Information security risk and data privacy. Information security and data privacy risks remain significant considerations for Prudential. This includes the risk of malicious attack on its systems, network disruption and risks relating to data security, integrity, privacy and misuse. The cyber security threat and criminal capability in this area continues to evolve globally in sophistication and potential significance with an increased level of understanding of complex financial transactions which increases the risks to the financial services industry. The systemic risk of sophisticated but untargeted attacks remains elevated, particularly during times of heightened geopolitical tensions and during the current disruption caused by the Covid-19 pandemic. The scale of the Group’s IT infrastructure and network (and the services required to monitor and manage it), stakeholder expectations and high-profile cyber security and data misuse incidents across industries mean that these risks are considered material at the level of the Group.

Prudential and the insurance industry are making increasing use of emerging technological tools and digital services, or forming partnerships with third parties that provide these capabilities. While this provides new opportunities, opening up markets, improving insights and increasing scalability, it also comes with additional risks which are managed within the Group’s existing governance and risk management processes, including additional operational risks and increased risks around data security and misuse. Automated digital distribution channels increase the criticality of system and process resilience in order to deliver uninterrupted service to customers.

Developments in data protection requirements, such as the California Consumer Protection Act which came into force on 1 January 2020, continue to evolve worldwide. This increases financial and reputational implications for Prudential in the event of a breach of its (or third-party suppliers’) IT systems. As well as protecting data, stakeholders expect companies and organisations to use personal information transparently and appropriately. New and currently unforeseeable regulatory issues may also arise from the increased use of emerging technology, data and digital services. This includes the international transfer of data which, as a global organisation, increases regulatory risks for Prudential. Given this, both information security and data privacy are key risks for the Group. As well as having preventative risk management in place, it is fundamental that the Group has robust critical recovery systems in place in the event of a successful attack on its infrastructure, a breach of its information security or a failure of its systems in order to retain its customer relationships and trusted reputation.

During 2020, work to operationalise the revised organisational structure and governance model for cyber security management has continued. This change has resulted in a centralised Group-wide Information Security and Privacy function, leveraging skills, tools and resources across the business under a ‘centre of excellence’ model. This global function is led by the Group Chief Information Security Officer and falls within the scope of the responsibilities of the Group Chief Digital Officer, working closely with the Group Risk and Compliance Function and Group CRCO to ensure appropriate second line oversight. Cyber risk management is also conducted locally within business units with input from business information security officers and with oversight from local risk committees. The Prudential plc Board is briefed at least twice annually on cyber security by the Group CISO and executive training is provided to ensure that members understand the latest regulatory expectations and the threats facing the Group and that they have the means to enable appropriate oversight in this area.

An updated Group-wide information security policy has been introduced that aligns to over 20 international standards such as ISO 27001/2, MAS, and NIST Cyber Security Framework to ensure full coverage and adoption of best practices. Local policies are also aligned to relevant local regulation or law. Our Group-wide privacy policy was developed in collaboration with industry experts to support a pragmatic approach to the evolving regulatory environment globally and ensure compliance with all applicable laws and regulations. This approach ensures that all our stakeholders have confidence in our approach to information security and risk management.

These developments have allowed the Group to progress on its cyber security strategy, which for 2020 has four key objectives:
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Automation of key processes to provide near real-time information on cyber security risks, allowing for increased response times scalability of defences to threat vectors across all security disciplines. This also enables improved, and more rapid, decision-making;
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Using technology for the rapid enablement of the Group’s businesses, which supports the Group Digital Transformation strategy while meeting the security requirements and expectations;
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Optimisations for efficiency in cyber security and data privacy management. This includes the delivery of centralised services across the Group in areas such as vulnerability management; and
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Continuous identification and implementation of improvements to the people, processes or technology deployed on cyber security and privacy management.

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Model, user developed application (UDA) and robotics process automation (RPA) risk. There is a risk of adverse consequences arising from erroneous or misinterpreted tools used in core business activities, decision making and reporting. The Group utilises various tools to perform a range of operational functions including the calculation of regulatory or internal capital requirements, the valuation of assets and liabilities, determining hedging requirements, and in acquiring new business using artificial intelligence and digital applications. Many of these tools are an integral part of the information and decision-making framework of Prudential and errors or limitations in these tools, or inappropriate usage, may lead to regulatory breaches, inappropriate decision-making, financial loss, or reputational damage.

The Group has no appetite for model, UDA and RPA risk arising as a result of failing to develop, implement and monitor appropriate risk mitigation measures.

Prudential’s model, UDA and RPA risk is managed and mitigated using the following:
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The Group’s Model, UDA and RPA Risk Policy and relevant Guidelines;
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Annual risk assessment of all tools used for core business activities, decision making and reporting;
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Maintenance of appropriate documentation for tools used;
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Implementation of controls to ensure tools are accurate and appropriately used;
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Tools are subject to rigorous and independent model validation; and
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Regular reporting to the Risk-function to support the measurement and management of the risk.

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Financial crime risk. As with all financial services firms, Prudential is exposed to risks relating to money laundering (the risk that the products or services of the Group are used by customers or other third parties to transfer or conceal the proceeds of crime); fraud (the risk that fraudulent claims or transactions, or procurement of services, are made against or through the business); sanctions compliance (the risk that the Group undertakes business with individuals and entities on the lists of the main sanctions regimes); and bribery and corruption (the risk that employees or associated persons seek to influence the behaviour of others to obtain an unfair advantage or receive benefits from others for the same purpose).

Prudential operates in some high-risk countries where, for example, the acceptance of cash premiums from customers may be common practice, large-scale agency networks may be in operation where sales are incentivised by commission and fees, where there is a higher concentration of exposure to politically-exposed persons, or which otherwise have higher geopolitical risk exposure.

The Group-wide policies we have in place on anti-money laundering, fraud, sanctions and anti-bribery and corruption reflect the values, behaviours and standards that are expected across the business. Screening and transaction monitoring systems are in place and a series of improvements and upgrades are being implemented, while a programme of compliance control monitoring reviews is being undertaken. Risk assessments are performed annually at higher risk locations. Due diligence reviews and assessments against Prudential’s financial crime policies are performed as part of the Group’s business acquisition process. The Group continues to undertake strategic activity to monitor and evaluate the evolving fraud risk landscape, mitigate the likelihood of fraud occurring and increase the rate of detection.

The Group has in place a mature confidential reporting system through which staff and other stakeholders can report concerns relating to potential misconduct. The process and results of this are overseen by the Group Audit Committee.

Insurance risks
Insurance risk makes up a significant proportion of Prudential’s overall risk exposure. The profitability of its businesses depends on a mix of factors, including levels of, and trends in, mortality (policyholders dying), morbidity (policyholders becoming ill) and policyholder behaviour (variability in how customers interact with their policies, including utilisation of withdrawals, take-up of options and guarantees and persistency, ie lapsing of policies), and increases in the costs of claims, including the level of medical expenses increases over and above price inflation (claim inflation).

The principal drivers of the Group’s insurance risk vary across its business units. Across Asia, where a significant volume of health and protection business is written, the most significant insurance risks are persistency risk, morbidity risk and medical inflation risk. In Jackson, policyholder behaviour risk is particularly material, especially in the take up of options and guarantees on variable annuity business which impacts profitability and is influenced by market performance and the value of policy guarantees.

The Group has appetite for retaining insurance risks in the areas where it believes it has expertise and operational controls to manage the risk and where it judges it to be more value-creating to do so rather than transferring the risk, and only to the extent that these risks remains part of a balanced portfolio of sources of income for shareholders and is compatible with a robust solvency position.

The impact of Covid-19 to economic activity and employment levels across the Group’s markets has the potential to elevate the incidence of claims, lapses, or surrenders of policies, and some policyholders may choose to defer or stop paying insurance premiums or reduce deposits into retirement plans. In particular extended restrictions on movement could affect product persistency in the Group’s Asia business. The pandemic may also result in elevated claims and policy lapses or surrenders in a less direct way, and with some delay in time before being felt by the Group, due to factors such as policyholders deferring medical treatment during the pandemic, or policyholders lapsing or surrendering their policies on the expiry of grace periods for premium payments provided by the Group’s businesses. While these impacts to the business have not been material to date, they are being closely monitored by the Group’s businesses with targeted management actions being implemented where necessary, which includes additional Incurred But Not Reported (IBNR) claims reserves in some markets where deferrals in non-acute medical treatments due to movement restrictions have been observed.

The Group’s persistency assumptions reflect similarly a combination of recent past experience for each relevant line of business and expert judgement, especially where a lack of relevant and credible experience data exists. Any expected change in future persistency is also reflected in the assumptions. Persistency risk is managed by appropriate training and sales processes (including active customer engagement and service quality) and managed locally post-sale through regular experience monitoring and the identification of common characteristics of business with high lapse rates. Where appropriate, allowance is made for the relationship (either assumed or observed historically) between persistency and investment returns and any additional risk is accounted for. Modelling this dynamic policyholder behaviour is particularly important when assessing the likely take-up rate of options embedded within certain products. The effect of persistency on the Group’s financial results can vary but depends mostly on product design and market conditions.

In Asia, Prudential writes significant volumes of health and protection business and so a key assumption is the rate of medical inflation, which is often in excess of general price inflation. There is a risk that the expenses of medical treatment increase more than expected, so the medical claim cost passed on to Prudential is higher than anticipated. Medical expense inflation risk is best mitigated by retaining the right to reprice our products each year and by having suitable overall claims limits within our policies, either limits per type of claim or in total across a policy, annually and/or over the policy lifetime. Prudential’s morbidity risk is mitigated by appropriate underwriting when policies are issued and claims are received. Our morbidity assumptions reflect our recent experience and expectation of future trends for each relevant line of business.

Prudential’s insurance risks are managed and mitigated using the following:
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The Group’s insurance, product and underwriting risk policies;
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The risk appetite statements, limits and triggers;
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Using persistency, morbidity and longevity assumptions that reflect recent experience and expectation of future trends, and industry data and expert judgement where appropriate;
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Using reinsurance to mitigate mortality and morbidity risks;
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Ensuring appropriate medical underwriting when policies are issued and appropriate claims management practices when claims are received in order to mitigate morbidity risk;
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Maintaining the quality of sales processes, training and using initiatives to increase customer retention in order to mitigate persistency risk;
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Using product repricing and other claims management initiatives in order to mitigate medical expense inflation risk; and
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Regular deep dive assessments.

Conduct risk
Prudential’s conduct of business, especially the design and distribution of its products, is crucial in ensuring that the Group’s commitment to meeting customers’ needs and expectations are met. The Group’s conduct risk framework, owned by the Group Chief Executive, was further developed in 2020 and reflects management’s focus on customer outcomes.

Factors that may increase conduct risks can be found throughout the product life cycle, from the complexity of the Group’s products, to its diverse distribution channels, including virtual face-to-face sales and sales via online digital platforms. In alignment with the Group’s purpose of helping people get the most out of life, Prudential strives towards making health and protection coverage affordable and accessible to all. Through the Pulse by Prudential app, there is increased focused on making insurance more inclusive to underserved segments of society, through bite-size low cost digital products and services. Through this transition, Prudential must continue to ensure the quality of its ongoing servicing of all its customers. Prudential mitigates conduct risk with robust controls, which are identified and assessed through the Group’s conduct risk assessment framework, regularly tested within its monitoring programmes, and overseen within reporting to its Boards and Committees.

Management of Prudential’s conduct risk is key to the Group’s strategy. Prudential’s conduct risks are managed and mitigated using the following:
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The Group’s code of business conduct and conduct standards, product and underwriting risk policies and other related policies;
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Ensuring the quality of sales and marketing material via robust review and sign off procedures;
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Ensuring sales practices meet commitments to customers and regulators via the use of well-designed monitoring programmes relevant to the type of business (insurance or asset management), distribution channel (agency, bancassurance, or digital) and ecosystem;
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Ensuring sales processes are designed to meet commitments to customers and regulators and that they are operating effectively via robust assurance programmes both pre and post implementation;
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Maintaining the quality of sales processes and training, and using other initiatives such as special requirements for vulnerable customers, to improve customer outcomes;

Proper claims management and complaint handling practices;
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Regular deep dive assessments on, and monitoring of, conduct risks; and

Conduct Risk Assessments.

Risks related to regulatory and legal compliance
These include risks associated with prospective regulatory and legal changes and compliance with existing regulations and laws – including their retrospective application – with which the Group must comply with in the conduct of its business.

Prudential operates under the ever-evolving requirements set out by diverse regulatory, legal and tax regimes which may impact Prudential’s business or the way in which it is conducted. This covers a broad range of risks including changes in government policy and legislation, capital control measures, and new regulations at either national or international level. In addition to the risks arising from regulatory change, the breadth of local and Group-wide regulatory arrangements presents the risk that regulatory requirements are not fully met, resulting in specific regulator interventions or actions including retrospective interpretation of standards by regulators which may result in regulatory censure or significant additional costs to the business. Furthermore, as the industry’s use of emerging technological tools and digital services increases, this is likely to lead to new and unforeseen regulatory issues and the Group is monitoring the regulatory developments and standards emerging around the governance and ethical use of technology and data.

In certain jurisdictions in which Prudential operates there are also a number of ongoing policy initiatives and regulatory developments that are having, and will continue to have, an impact on the way Prudential is supervised. Decisions taken by regulators, including those related to solvency requirements, corporate or governance structures, capital allocation, financial reporting and risk management may have an impact on our business.

The focus of some governments toward more protectionist or restrictive economic and trade policies could impact on the degree and nature of regulatory changes and Prudential’s competitive position in some geographic markets. This could take effect, for example, through increased friction in cross-border trade, capital controls or measures favouring local enterprises such as changes to the maximum level of non-domestic ownership by foreign companies. These developments continue to be monitored by the Group at a national and global level and these considerations form part of the Group’s ongoing engagement with government policy teams and regulators.

Further information on specific areas of regulatory and supervisory requirements and changes are included below.

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Group-wide supervision. From 21 October 2019, Prudential’s Group-wide supervisor changed to the Hong Kong IA. As a result, the Group currently applies the local capital summation method (LCSM) to determine Group regulatory capital requirements (both minimum and prescribed levels). The primary legislation was enacted in July 2020 and will come into operation on 29 March 2021. The relevant subsidiary legislation, including the Insurance (Group Capital) Rules, was tabled before the Legislative Council on 6 January 2021 and will also come into operation on 29 March 2021. This will be supported by further guidance material to be released by the Hong Kong IA. Prior to the GWS Framework becoming effective for the Group, which is expected in the second quarter of 2021 upon designation by the Hong Kong IA, Prudential remains subject to the Regulatory Letter signed with the Hong Kong IA. The letter outlines the interim supervision arrangements from October 2019 when it became the group-wide supervisor of the Group.

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Global regulatory developments and systemic risk regulation. Efforts to curb systemic risk and promote financial stability are also under way. At the international level, the Financial Stability Board (FSB) continues to develop recommendations for the asset management and insurance sectors, including ongoing assessment of systemic risk measures. The International Association of Insurance Supervisors (IAIS) has continued its focus on the following key developments.

In November 2019 the IAIS adopted the Common Framework (ComFrame) which establishes supervisory standards and guidance focusing on the effective group-wide supervision of Internationally Active Insurance Groups (IAIGs). Prudential was included in the first register of IAIGs released by the IAIS on 1 July 2020 and was designated an IAIG by the Hong Kong IA following an assessment against the established criteria in ComFrame.

The IAIS has also been developing the ICS (Insurance Capital Standard) as part of ComFrame. The implementation of ICS will be conducted in two phases: a five-year monitoring phase followed by an implementation phase. The Aggregation Method is one of the alternatives being considered to the default approach undertaken for the ICS during the monitoring period and the related proposals are being led by the National Association of Insurance Commissioners (NAIC). Alongside the current ICS developments, the NAIC is also developing its Group Capital Calculation (GCC) for the supervision of insurance groups in the US. The GCC is intended to be a risk-based capital (RBC) aggregation methodology. In developing the GCC, the NAIC will also consider Group capital developments by the US Federal Reserve Board, which will inform the US regulatory association in its construction of a US group capital calculation.

In November 2019 the FSB endorsed a new Holistic Framework (HF), intended for the assessment and mitigation of systemic risk in the insurance sector, for implementation by the IAIS in 2020 and has suspended G-SII designations until completion of a review to be undertaken in 2022. Many of the previous G-SII measures have already been adopted into the Insurance Core Principles (ICPs) and ComFrame. As an IAIG, Prudential is expected to be subject to these measures. The HF also includes a monitoring element for the identification of a build-up of systemic risk and to enable supervisors to take action where appropriate. As a result of the Covid-19 pandemic, this monitoring requirement was replaced with a Covid-19-focused exercise for 2020, with annual monitoring expected to recommence in 2021. In November 2020 the IAIS launched a public consultation on phase 1 of a proposed liquidity metric to be used as an ancillary indicator in the monitoring of the build-up of systemic risk. This followed a more general consultation on liquidity metrics earlier in 2020. Consultations on a phase 2 liquidity metric, as well as on macroeconomic elements of the HF, are expected to follow. The FSB published its 2020 Resolution Report in November 2020, highlighting intra-group connectedness and funding in resolution as key areas of attention for its work on resolution planning. Resolution regimes will continue to be a near term focus in the FSB’s financial stability work, potentially being a key tool in informing decisions around the reformed G-SII designation in 2022.

In the US, various initiatives are under way to introduce fiduciary obligations for distributors of investment products, which may reshape the distribution of retirement products. Jackson has introduced fee-based variable annuity products in response to the potential introduction of such rules, and we anticipate that the business’s strong relationships with distributors, history of product innovation and efficient operations should further mitigate any impacts.

In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. New local capital rules and requirements could be introduced in these and other regulatory regimes that challenge legal or ownership structures, or current sales practices, or could be applied to sales made prior to their introduction retrospectively, which have a negative impact on Prudential’s business and reported results.

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IFRS 17. In May 2017, the International Accounting Standards Board (IASB) published its replacement standard on insurance accounting IFRS 17, ‘Insurance Contracts’. Some targeted amendments to this standard, including to the effective date, were issued in June 2020. IFRS 17, ‘Insurance Contracts’, as amended, will introduce fundamental changes to the IFRS-based reporting of insurance entities that prepare accounts according to IFRS from 2023. IFRS 17 is expected to, among other things, include altering the timing of IFRS profit recognition, and the implementation of the standard is likely to require changes to the Group’s IT, actuarial and finance systems. The Group is reviewing the complex requirements of this standard and considering its potential impact.

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Inter-bank offered rate reforms. In July 2014, the Financial Stability Board (FSB) announced widespread reforms to address the integrity and reliability of IBORs. The discontinuation of IBORs in their current form and their replacement with alternative risk-free reference rates such as the Sterling Overnight Index Average (SONIA) benchmark in the UK and the Secured Overnight Financing Rate (SOFR) in the US could, among other things, impact the Group through an adverse effect on the value of Prudential’s assets and liabilities which are linked to, or which reference IBORs, a reduction in market liquidity during any period of transition and increased legal and conduct risks to the Group arising from changes required to documentation and its related obligations to its stakeholders.

Risk management and mitigation of regulatory risk at Prudential includes the following:
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Risk assessment of the Business Plan which includes consideration of current strategies;
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Close monitoring and assessment of our business environment and strategic risks;
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The consideration of risk themes in strategic decisions;
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Ongoing engagement with national regulators, government policy teams and international standard setters; and
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Compliance oversight to ensure adherence with in-force regulations and management of new regulatory developments.

The Group’s ESG-related risks

These include environmental risks associated with climate change (including physical and transition risks), social risks arising from diverse stakeholder commitments and expectations and governance-related risks.

The purpose of a business and the way in which it operates in achieving its objectives, including in relation to ESG-related matters, are an increasingly material consideration for key stakeholders in achieving their own objectives and aims. ESG-related risks may directly or indirectly impact Prudential’s business and the achievement of its strategy and consequently those of its key stakeholders, which range from customers, institutional investors, employees and suppliers, to policymakers, regulators, industry organisations and local communities, all of whom have expectations, concerns and aims which may differ. Material risks associated with key ESG themes may adversely impact the reputation and brand of the Group, its ability to attract and retain customers and staff, its ability to deliver on its long-term strategy and therefore the results of its operations and long-term financial success.

The Prudential ESG Strategic Framework, developed in 2020, focuses on giving people greater access to good health and financial security, responsible stewardship in managing the human impact of climate change and building human and social capital with its broad range of stakeholders. Prudential seeks to ESG-related risks to its strategy and their negative implications to stakeholder through a transparent and consistent implementation of this strategy in its key markets and across operational, underwriting and investment activities. The strategy is enabled by strong internal governance, sound business practices and a responsible investment approach, both as an asset owner and asset manager.

(a)
Environmental risks

Prudential’s strategic ESG focus on stewarding the human impacts of climate change recognises that environmental concerns, notably those associated with climate change, may pose significant risks to Prudential, its customers and other stakeholders. Prudential’s investment horizons are long term and it is therefore exposed to the potential long-term impact of climate change risks, which include the financial and non-financial impact of transition, physical and litigation risks. A failure to understand, manage and provide greater transparency of its exposure to these climate-related risks may have increasing adverse implications for Prudential and its stakeholders.

The global transition to a lower carbon economy may have an adverse impact on investment valuations as the financial assets of carbon-intensive companies re-price, and this could result in some asset sectors facing significantly higher costs and a reduction in demand for their products and services. The speed of this transition, and the extent to which it is orderly and managed, will be influenced by factors such as public policy, technology and changes in market or investor sentiment. This climate-related transition risk may adversely impact the valuation of investments held by the Group, and the potential broader economic impact may affect customer demand for the Group’s products. Prudential’s stakeholders increasingly expect and/or rely on the Group to support an orderly transition based on an understanding of relevant country and company-level plans and which takes into consideration the impact on the economies, businesses and customers in the markets in which it operates and invests. Understanding and appropriately reacting to transition risk requires sufficient and reliable data on carbon exposure and transition plans for the assets in which the Group invests. The direct physical impacts of climate change, driven by both specific short-term climate-related events such as natural disasters and longer-term changes to climate and the natural environment, will increasingly influence the longevity, mortality and morbidity risk assessments for the Group’s life insurance product underwriting and offerings and their associated claims profiles. Climate-driven events in countries in which Prudential or its key third parties operate could impact the Group’s operational resilience and its customers. More information about the activities the Group is undertaking to increase its understanding and risk management of these climate-related risks can be found in the Prudential plc ESG Report 2020.

(b)
Social risks

Social risks that could impact Prudential may arise from a failure to consider the rights, diversity, well-being, and interests of people and communities in which the Group or its third parties operate. These risks are increased as Prudential operates in multiple jurisdictions with distinct local cultures and considerations. As an employer, the Group aims to attract, retain and develop highly-skilled staff, which relies on having in place responsible working practices and recognising the benefits of diversity and promoting a culture of inclusion. The Group’s reputation extends to its supply chains, which may be exposed to factors such as poor labour standards and abuses of human rights by third parties. Emerging population risks associated with public health trends (such as an increase in obesity) and demographic changes (such as population urbanisation and ageing) may affect customer lifestyles and therefore may impact claims against the Group’s insurance product offerings. As a provider of insurance and investment services the Group is committed to playing a greater role in preventing and postponing illness in order to protect its customers as well as making health and financial security accessible through an increased focused on digital innovation, technologies and distribution methods for a broadening range of products and services. As a result, Prudential has access to customer personal data, including data related to personal health, and an increasing ability to analyse and interpret this data through the use of complex tools, machine learning and artificial intelligence technologies. The Group therefore actively manages the regulatory, ethical and reputational risks associated with actual or perceived customer data misuse or security breaches. These risks are explained above. The increasing digitalisation of products, services and processes may also result in new and unforeseen regulatory requirements and stakeholder expectations which Prudential monitors for, as well as ensuring support for its customers through this transformation.

(c)
Governance risks

Maintaining high standards of corporate governance is crucial for the Group and its customers, staff and employees, reducing the risk of poor decision-making and a lack of oversight of its key risks. Poor governance may arise where key governance committees have insufficient independence, a lack of diversity, skills or experience in their members, or unclear (or insufficient) oversight responsibilities and mandates. Inadequate oversight over remuneration increases the risk of poor senior management behaviours. Prudential operates across multiple jurisdictions and has a group and subsidiary governance structure which may add further complexity to these considerations. Participation in joint ventures or partnerships where Prudential does not have direct overall control and the use of third party suppliers increases the potential for reputational risks arising from poor governance.

Risk management and mitigation of ESG risks at Prudential include the following:

The Group’s ESG Strategic Framework focused on strategic differentiators and enablers;
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The Group Code of Business Conduct and Group Governance Manual including ESG linked policies;
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ESG risk identification including through emerging risk processes;

Deep dives into ESG themes including climate-related risks; and

Integrating ESG considerations into investment processes

Further information on the Group’s ESG governance is included in section 4 above, and further detail on the Group’s ESG Strategic Framework and the management of material risks associated with ESG themes are included in the ESG Report 2020.

Notes
1
Excluding assets held to cover linked liabilities and those of the consolidated investment funds.
2
Based on middle rating from Standard & Poor’s, Moody’s and Fitch. If unavailable, NAIC and other external ratings and then internal ratings have been used.
3
Source of segmentation: Bloomberg Sector, Bloomberg Group and Merrill Lynch. Anything that cannot be identified from the three sources noted is classified as other.
4
From half year 2020, to align more closely with the internal risk management analysis, the Group altered the compilation of its credit ratings analysis to use the middle of the Standard & Poor’s, Moody’s and Fitch ratings, where available. Where ratings are not available from these rating agencies, NAIC ratings (for the US), local external rating agencies’ ratings and lastly internal ratings have been used. Securities with none of the ratings listed above are classified as unrated and included under the ‘below BBB- and unrated’ category. The total securities (excluding sovereign debt) that were unrated at 31 December 2020 were $780 million (31 December 2019: $648 million). Previously, Standard & Poor’s ratings were used where available and if not, Moody’s and then Fitch were used as alternatives.
5
Excluding assets in consolidated funds financed largely by external third-party (non-recourse) borrowings, for which the Group’s exposure is limited to the investment held by Jackson. Including these assets, the US corporate debt portfolio is 93 per cent investment grade.

Corporate governance

The Company has dual primary listings in London (premium listing) and Hong Kong (Main board listing) and has therefore adopted a governance structure based on the UK and Hong Kong Corporate Governance Codes (the UK and HK Codes).

The Board confirms that, for the year under review, the Company has complied with the principles and provisions of the UK Code.

The Company has also complied with the provisions of the HK Code other than as follows: Provision B.1.2(d) of the HK Code requires companies, on a comply or explain basis, to have a remuneration committee which makes recommendations to a main board on the remuneration of non-executive directors. This provision is not compatible with principle Q of the UK Code which states that no director should be involved in deciding their own remuneration outcome, and provision 34 of the UK Code which recommends that the board determines the remuneration of non-executive directors. Prudential has chosen to adopt a practice in line with the recommendations of the UK Code.

Following the introduction by the UK government of measures to limit the spread of Covid-19 by prohibiting non-essential travel and public gatherings of more than two people, and following the issuance of the Company’s 2020 Annual General Meeting (AGM) Notice, the Company provided an update to shareholders in late April 2020 on its revised arrangements for the 2020 AGM. In light of those restrictions and to protect the health of Prudential’s shareholders and employees, the Board decided, with regret, that shareholders, external advisers (including the auditor) and Directors (other than the Chairman) would not be able to attend the AGM in person (and thus provisions A.6.7 and E1.2 of the HK Code could not be complied with).

The Board also confirms that the financial results contained in this document have been reviewed by the Group Audit Committee.

Board changes

Today we are announcing that Kai Nargolwala, a Non-executive Director, will retire from the Board (including the Risk and Remuneration Committees) at the conclusion of the Annual General Meeting on 13 May 2021.

The Company confirms that there is no further information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited in respect of Kai Nargolwala retiring from the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 03 March 2021

PRUDENTIAL PUBLIC LIMITED COMPANY

By: Mark FitzPatrick

Mark FitzPatrick
Group Chief Financial Officer and Chief Operating Officer